As filed with the Securities and Exchange Commission on April 27, 2000.

                                                      Registration No. 333-34402

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                    FORM S-6
                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


                          Pre-Effective Amendment No. 1
                                -----------------
                        SECURITY LIFE SEPARATE ACCOUNT L1
                              (Exact Name of Trust)



                    SECURITY LIFE OF DENVER INSURANCE COMPANY
                               (Name of Depositor)
                                  1290 Broadway
                           Denver, Colorado 80203-5699
              (Address of Depositor's Principal Executive Offices)



                                                 Copy to:
GARY W. WAGGONER, ESQ.                           KIMBERLY J. SMITH, ESQ.
Security Life of Denver Insurance Company        Sutherland Asbill & Brennan LLP
1290 Broadway                                    1275 Pennsylvania Avenue, NW
Denver, Colorado 80203-5699                      Washington, D.C. 20004-2415
                                                 (202) 383-0314

(Name and Address of Agent for Service)


                          ----------------------------


Title of securities being registered: Strategic Benefit variable life insurance policies.

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

             SECURITY LIFE SEPARATE ACCOUNT L1 (File No. 333-34402)
                              Cross-Reference Table







Form N-8B-2 Item No.          Caption in Prospectus
--------------------          ---------------------


1, 2                          Cover; Security Life of Denver Insurance Company;
                              Security Life Separate Account L1

3                             Inapplicable

4                             Security Life of Denver Insurance Company

5, 6                          Security Life Separate Account L1

7                             Inapplicable

8                             Financial Statements

9                             Inapplicable

10(a), (b), (c), (d), (e)     Policy Summary; Policy Values, Determining
                              Values in the Variable Divisions; Charges and
                              Deductions; Surrender; Partial Withdrawals;
                              Guaranteed Interest Division; Transfers of Account
                              Value; Right to Exchange Policy; Lapse;
                              Reinstatement; Premiums

10(f)                         Voting Privileges; Right to Change Operations

10(g), (h)                    Right to Change Operations

10(i) Tax Considerations; Detailed Information about the Policy; General Policy Provisions; Guaranteed Interest Division

11, 12                        Security Life Separate Account L1

13                            Policy Summary; Charges and Deductions;
                              and Group or Sponsored Arrangements, or
                              Corporate Purchasers

Form N-8B-2 Item No.          Caption in Prospectus
--------------------          ---------------------


14, 15 Policy Summary; Free Look Period; General Policy Provisions; Applying for a Policy

16                            Premiums; Allocation of Net Premiums; How We
                              Calculate Accumulation Unit Values

17                            Premium Payments Affect Your Coverage; Surrender;
                              Partial Withdrawals

18 Policy Summary; Tax Considerations; Detailed Information about the Policy; Security Life Separate Account L1;

19                            Reports to Owners; Notification and
                              Claims Procedures; Performance Information
                              (Appendix B)

20                            See 10(g) & 10(a)

21                            Policy Loans

22 Policy Summary; Premiums; Grace Period; Security Life Separate Account L1; Detailed Information about the Policy

23                            Inapplicable

24                            Inapplicable

25                            Security Life of Denver Insurance Company

26                            Inapplicable

27, 28, 29, 30                Security Life of Denver Insurance Company

31, 32, 33, 34                Inapplicable

35                            Inapplicable

36                            Inapplicable

Form N-8B-2 Item No.          Caption in Prospectus
--------------------          ---------------------


37                            Inapplicable

38, 39, 40, 41(a)             General Policy Provisions; Distribution of
                              the Policies; Security Life of Denver Insurance
                              Company

41(b), 41(c), 42, 43          Inapplicable

44                            Determining Values in the Variable Divisions;
                              How We Calculate Accumulation Unit Values

45                            Inapplicable

46 Partial Withdrawals; Detailed Information about the Policy

47, 48, 49, 50                Inapplicable

51                            Detailed Information about the Policy

52                            Determining Values in the Variable Divisions;
                              Right to Change Operations

53(a)                         Tax Considerations

53(b), 54, 55                 Inapplicable

56, 57, 58                    Inapplicable

59                            Financial Statements

                                   Prospectus

                        STRATEGIC BENEFIT LIFE INSURANCE
                               A FLEXIBLE PREMIUM
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                                    issued by

                    SECURITY LIFE OF DENVER INSURANCE COMPANY
                                       AND
                        SECURITY LIFE SEPARATE ACCOUNT L1





Consider carefully the policy charges and deductions beginning on page 40 in this prospectus.



You should read this prospectus and keep it for future reference. A prospectus for each underlying fund portfolio must accompany and should be read together with this prospectus.


This policy is not available in all jurisdictions. This policy is not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.


Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you.


YOUR POLICY
     o   is a flexible premium variable universal life insurance policy
     o   is issued by Security Life of Denver Insurance Company
     o is designed primarily for use on a multi-life basis when the insured people share a common employment or business relationship
     o is returnable by you during the free look period or right to examine policy period if you are not satisfied.

YOUR POLICY PREMIUM PAYMENTS
     o   are flexible, so the premium amount and frequency may vary
     o are allocated to variable investment options and the guaranteed interest division based on your instructions
     o are invested in shares of the underlying investment portfolios under each variable investment option
     o can be invested in up to eighteen investment options over the policy's lifetime.

YOUR ACCOUNT VALUE
     o is the sum of your holdings in the variable division, the guaranteed interest division and the loan division
     o has no guaranteed minimum value under the variable division. The value varies with the value of the underlying investment portfolio
     o has a minimum guaranteed rate of return if you have an amount in the guaranteed interest division

     o   is subject to specified expenses and charges.


DEATH PROCEEDS
     o   are paid if the policy is in force when the insured person dies
     o are equal to the death benefit minus an outstanding policy loan, accrued loan interest and unpaid charges incurred before the insured person dies
     o   are calculated under your choice of options
         * Option 1- a fixed minimum death benefit
         * Option 2- a stated death benefit plus your account value
         * Option 3- a stated death benefit plus the sum of the premiums we receive minus partial withdrawals
     o are generally not federally income taxed if your policy continues to meet the federal income tax definition of life insurance.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THIS LIFE INSURANCE POLICY IS NOT A BANK DEPOSIT OR OBLIGATION, FEDERALLY INSURED, OR BACKED BY ANY BANK OR GOVERNMENT AGENCY.


                         DATE OF PROSPECTUS: MAY 1, 2000

ISSUED BY: Security Life of Denver   UNDERWRITTEN BY: ING America Equities, Inc.
               Insurance Company                      1290 Broadway
           Security Life Center                       Denver, CO 80203-5699
           1290 Broadway                              (303) 860-2000
           Denver, CO 80203-5699
           (800) 525-9852


THROUGH ITS:        Security Life Separate Account L1


ADMINISTERED BY:    Customer Service Center
                    P.O. Box 173888
                    Denver, CO 80217-3888
                    (800) 848-6362

--------------------------------------------------------------------------------
Strategic Benefit                         2

                                TABLE OF CONTENTS


POLICY SUMMARY.................................................................4
      Your Policy..............................................................4
      Free Look Period.........................................................4
      Your Premium Payments....................................................4
      Charges and Deductions...................................................5
      Guaranteed Interest Division.............................................6
      Variable Division........................................................6
      Policy Values............................................................8
      Transfers of Account Value...............................................8
      Special Policy Features..................................................8
      Policy Modification, Termination and Continuation

           Features............................................................9
      Death Benefits...........................................................9
      Tax Considerations.......................................................9

INFORMATION ABOUT SECURITY LIFE, THE
      SEPARATE ACCOUNT AND THE

      INVESTMENT OPTIONS......................................................12
      Security Life of Denver Insurance Company...............................12
      Security Life Separate Account L1.......................................12
      Investment Portfolio Objectives.........................................13
      Guaranteed Interest Division............................................18
      Maximum Number of Investment Options....................................19


DETAILED INFORMATION ABOUT THE

      POLICY..................................................................19
      Applying for a Policy...................................................19
      Temporary Insurance.....................................................19
      Policy Issuance.........................................................19
      Premiums................................................................20
      Premium Payments Affect Your Coverage...................................21
      Death Benefits..........................................................22
      Adjustable Term Insurance Rider.........................................26
      Special Features........................................................27
      Policy Values...........................................................28
      Transfers of Account Value..............................................29
      Dollar Cost Averaging...................................................30
      Automatic Rebalancing...................................................31
      Policy Loans............................................................31
      Partial Withdrawals.....................................................32
      Lapse...................................................................34
      Reinstatement...........................................................34
      Surrender...............................................................34
      General Policy Provisions...............................................35
           Free Look Period...................................................35
           Your Policy........................................................35
           Guaranteed Issue...................................................35
           Age  ..............................................................35
           Ownership..........................................................35
           Beneficiary(ies)...................................................35
           Collateral Assignment..............................................36
           Incontestability...................................................36
           Misstatements of Age or Gender.....................................36
           Suicide............................................................36
           Transaction Processing.............................................36
           Notification and Claims Procedures.................................37
           Telephone Privileges...............................................37
           Non-participation..................................................37
           Distribution of the Policies.......................................37
           Advertising Practices and Sales Literature
                 .............................................................37
           Settlement Provisions..............................................38

      Administrative Information About the Policy.............................38


CHARGES AND DEDUCTIONS........................................................40
      Deductions from Premiums................................................40
      Monthly Deductions from Account Value...................................41
      Policy Transaction Fees.................................................42
      Other Charges...........................................................43
      Group or Sponsored Arrangements and Corporate

           Purchasers.........................................................43


TAX CONSIDERATIONS............................................................43
      Tax Status of the Policy................................................43
      Diversification Requirements............................................44
      Tax Treatment of Policy Death Benefits..................................44
      Modified Endowment Contracts............................................45
      Multiple Policies.......................................................45
      Distributions Other than Death Benefits from

           Modified Endowment Contracts.......................................45
      Distributions Other than Death Benefits from
           Policies That Are Not Modified Endowment

           Contracts..........................................................45
      Investment in the Policy................................................46
      Policy Loans............................................................46
      Section 1035 Exchanges..................................................46
      Tax-exempt Policy Owners................................................46
      Possible Tax Law Changes................................................46
      Changes to Comply with the Law..........................................46
      Other...................................................................47


ILLUSTRATIONS.................................................................48


ADDITIONAL INFORMATION........................................................54
      Directors and Officers..................................................54
      Regulation..............................................................55
      Legal Matters...........................................................55
      Legal Proceedings.......................................................55
      Experts.................................................................55
      Registration Statement..................................................55

FINANCIAL STATEMENTS..........................................................56

APPENDIX A...................................................................157

APPENDIX B...................................................................158



--------------------------------------------------------------------------------
Strategic Benefit                       3

POLICY SUMMARY

YOUR POLICY


This policy is available only to groups of ten or more insured people. This policy is for use on a multi-life basis where the insured people share a common employment or business relationship. The policy may be owned by an individual corporation, trust, association or similar entity. SEE POLICY ISSUANCE, PAGE 19.

Your policy provides life insurance protection on the insured person. The policy includes the basic policy, applications, and riders or endorsements. As long as the policy remains in force, we pay a death benefit at the death of the insured person. While your policy is in force, you may access your policy value by taking loans or partial withdrawals. You may also surrender your policy for its surrender value. When the insured person reaches age 100 you may surrender the policy or continue it under the continuation of coverage option. SEE CONTINUATION OF COVERAGE, PAGE 27.


Life insurance is not a short-term investment. You should evaluate your need for life insurance coverage and this policy's long-term investment potential and risks before purchasing a policy.


FREE LOOK PERIOD

Within limits specified by state law, you have the right to examine your policy and return it for a refund of all premiums we have received or the account value if you are not satisfied for any reason. The policy is then void. SEE FREE LOOK PERIOD, PAGE 34.


YOUR PREMIUM PAYMENTS

The policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make premium payments:
     o   for us to issue your policy; and
     o   sufficient to keep your policy in force.

The amount of premium you pay affects the length of time your policy stays in force. SEE PREMIUMS, PAGE 20.

ALLOCATION OF NET PREMIUMS


This policy has premium-based charges which are subtracted from your payments. We add the balance, or the net premium, to your policy based on your investment instructions. You may allocate the net premium among one or more variable investment options and the guaranteed interest division. SEE ALLOCATION OF NET PREMIUMS, PAGE 21.

The following table summarizes the policy charges and fees. For details on these charges, SEE CHARGES AND DEDUCTIONS, PAGE 40.



--------
This summary highlights some important points about your policy. The policy is more fully described in the attached, complete prospectus. Please read it carefully. "We," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured people's lifetimes.

State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/ registered representative.

--------------------------------------------------------------------------------
Strategic Benefit                       4

                             CHARGES AND DEDUCTIONS

------------------------------------ ----------------------------- -------------------------------------------------
CHARGE                               WHEN DEDUCTED                 AMOUNT DEDUCTED
==================================== ============================= =================================================
Initial Sales Charge                 From each premium payment     0.5% of premium received in policy or segment
                                     received after the end of     years 2 and later
                                     policy year one
------------------------------------ ----------------------------- -------------------------------------------------
Tax Charges                          From each premium payment     o        2.5% of premium up to target premium
o        State and local taxes       received                               in the first policy or segment year.
                                                                            2.5% of all premium payments in years 2
o        Estimated federal tax                                              and later

         treatment of deferred                                     o        1.5% of premium up to target premium
         acquisition costs                                                  in the first policy or segment year.
                                                                            1.5% of all premium payments in years 2
                                                                             and later

                                                                   These charges are not guaranteed maximum rates.
==================================== ============================= =================================================
Mortality & Expense Risk Charge      Monthly from account value    o        0.07083% of the variable division
                                                                            account value during policy years 1
                                                                            through 10 (equivalent annual rate of
                                                                            0.85%)

                                                                   o        0.05000% of the variable division
                                                                            account value during policy years 11
                                                                            through 20 (equivalent annual rate of
                                                                            0.60%)


                                                                   o        0.00417% of the variable division
                                                                            account value during policy year 21 and
                                                                            later (equivalent annual rate of 0.05%)


------------------------------------ ----------------------------- -------------------------------------------------
Monthly Administrative Charge        Monthly from account value    $12 per month for first policy year and $6 per
                                                                   month thereafter
------------------------------------ ----------------------------- -------------------------------------------------
Cost of Insurance Charge             Monthly from account value    Varies based on net amount at risk.  See your
                                                                   policy schedule pages
==================================== ============================= =================================================
Partial Withdrawal Fee               On Transaction date from      Up to $25
                                     account value
------------------------------------ ----------------------------- -------------------------------------------------
Transfer Fee                         On Transaction date from      Twelve free transfers per policy year, then $10
                                     account value                 per transfer
------------------------------------ ----------------------------- -------------------------------------------------
Illustrations                        On Transaction date from      One free illustration per policy year, then $25
                                     account value                 per illustration
------------------------------------ ----------------------------- -------------------------------------------------
Premium Allocation Change            On Transaction date from      Twelve free premium allocation changes per
                                     account value                 policy year, then $25 per change
==================================== ============================= =================================================
Deferred Sales Charge                From account value at the     o        1.75% of premium received in the first
                                     beginning of each policy or            policy or segment year up to target premium
                                     segment  year in years 2
                                     through 8                     o        1.60% of premium received in the first
                                                                            policy or segment year, in excess of
                                                                            target premium



--------------------------------------------------------------------------------
Strategic Benefit                       5




------------------------------------ ----------------------------- -------------------------------------------------
CHARGE                               WHEN DEDUCTED                 AMOUNT DEDUCTED
==================================== ============================= =================================================
==================================== ============================= =================================================
Continuation of Coverage             Policy anniversary nearest    One-time $200 administrative fee.
                                     younger insured person's
                                     100th birthday from account
                                     value
==================================== ============================= =================================================
Investment Portfolio Expenses        From portfolio assets,        See detailed list on next page.
                                     included in daily unit value
------------------------------------ ----------------------------- -------------------------------------------------

GUARANTEED INTEREST DIVISION


The guaranteed interest division guarantees principal and is part of our general account. Amounts you direct into the guaranteed interest division are credited with interest at a fixed rate. SEE GUARANTEED INTEREST DIVISION, PAGE 18.



VARIABLE DIVISION

If you invest in the variable investment options, you may make or lose money depending on market conditions. The variable investment options are described in the prospectuses for the underlying investment portfolios. Each investment portfolio has its own investment objective. SEE OBJECTIVES OF THE INVESTMENT PORTFOLIOS, PAGE 13.

The separate account purchases shares of the investment portfolios at net asset value. This price reflects investment management fees and other direct expenses that are deducted from the portfolio assets as described in the following table. The fees and expenses are shown in both gross amounts and net amounts shown after any expenses or fees have been voluntarily absorbed by the investment portfolio advisers.

The information in this table was provided to us by the portfolios, and we have not independently verified it. These expenses are not direct charges against variable division assets or reductions from contract values; rather these expenses are included in computing each underlying portfolio's net asset value, which is the share price used to calculate the unit values of the variable investment options. For a more complete description of the portfolios' costs and expenses, see the prospectuses for the portfolios.


--------------------------------------------------------------------------------
Strategic Benefit                       6

INVESTMENT PORTFOLIO ANNUAL EXPENSES (AS A PERCENTAGE OF PORTFOLIO AVERAGE NET ASSETS)


                                                                                                   Fees and
                                                       Investment                       Total      Expenses     Total Net
                                                       Management   12-b-1   Other    Portfolio    Waived or    Portfolio
                      Portfolio                           Fees       Fees   Expenses   Expenses   Reimbursed    Expenses
                      ---------                           ----       ----   --------   --------   ----------    --------


AIM VARIABLE INSURANCE FUNDS
         AIM V.I. Capital Appreciation Fund               0.62%       NA     0.11%      0.73%         NA          0.73%
---------------------------------------------------------------------------------------------------------------------------
         AIM V.I. Government Securities Fund/1/           0.50%       NA     0.40%      0.90%         NA          0.90%
---------------------------------------------------------------------------------------------------------------------------
THE ALGER AMERICAN FUND
         Alger American Small Capitalization              0.85%       NA     0.05%      0.90%         NA          0.90%
Portfolio
---------------------------------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
         VIP Growth Portfolio service class/2/            0.58%     0.10%    0.09%      0.77%        0.02%        0.77%
---------------------------------------------------------------------------------------------------------------------------
         VIP Overseas Portfolio service class/2/          0.73%     0.10%    0.18%      1.01%        0.03%        1.01%
---------------------------------------------------------------------------------------------------------------------------
GCG TRUST/3/
         Equity Income Portfolio                          0.96%       NA     0.00%      0.96%         NA          0.96%
---------------------------------------------------------------------------------------------------------------------------
         Growth Portfolio                                 1.04%       NA     0.00%      1.04%         NA          1.04%
---------------------------------------------------------------------------------------------------------------------------
         Hard Assets Portfolio                            0.96%       NA     0.00%      0.96%         NA          0.96%
---------------------------------------------------------------------------------------------------------------------------
         Limited Maturity Bond Portfolio                  0.56%       NA     0.01%      0.57%         NA          0.57%
---------------------------------------------------------------------------------------------------------------------------
         Liquid Assets Money Market                       0.56%       NA     0.00%      0.56%         NA          0.56%
---------------------------------------------------------------------------------------------------------------------------
         Mid-Cap Growth Portfolio                         0.91%       NA     0.00%      0.91%         NA          0.91%
---------------------------------------------------------------------------------------------------------------------------
         Research Portfolio                               0.91%       NA     0.00%      0.91%         NA          0.91%
---------------------------------------------------------------------------------------------------------------------------
         Total Return Portfolio                           0.91%       NA     0.00%      0.91%         NA          0.91%
---------------------------------------------------------------------------------------------------------------------------
INVESCO VARIABLE INVESTMENT FUNDS, INC.
         INVESCO VIF-Equity Income Fund /4/               0.75%       NA     0.44%      1.19%        0.02%        1.17%
---------------------------------------------------------------------------------------------------------------------------
         INVESCO VIF-High Yield Fund/5/                   0.60%       NA     0.48%      1.08%        0.01%        1.07%
---------------------------------------------------------------------------------------------------------------------------
         INVESCO VIF-Small Company Growth Fund /6/        0.75%       NA     3.35%      4.10%        2.39%        1.71%
---------------------------------------------------------------------------------------------------------------------------
MERRILL LYNCH
         Balanced Capital Focus Fund/7/                   0.60%       NA     0.11%      0.71%         NA          0.71%
---------------------------------------------------------------------------------------------------------------------------
         Basic Value Focus Fund - class B share           0.60%     0.15%    0.06%      0.81%         NA          0.81%
---------------------------------------------------------------------------------------------------------------------------
         Global Growth Focus Fund/7/                      0.75%       NA     0.12%      0.87%         NA          0.87%
---------------------------------------------------------------------------------------------------------------------------
         Index 500 Fund                                   0.30%       NA     0.05%      0.35%         NA          0.35%
---------------------------------------------------------------------------------------------------------------------------
         Small Cap Value Focus Fund - class B share       0.75%     0.15%    0.06%      0.96%         NA          0.96%
---------------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
         Worldwide Bond Fund                              1.00%       NA     0.22%      1.22%         NA          1.22%
---------------------------------------------------------------------------------------------------------------------------
         Worldwide Emerging Markets Fund/8/               1.00%       NA     0.54%      1.54%        0.20%        1.34%
---------------------------------------------------------------------------------------------------------------------------
         Worldwide Real Estate Fund/9/                    1.00%       NA     2.23%      3.23%        1.79%        1.44%
---------------------------------------------------------------------------------------------------------------------------
SECURITY LIFE OF DENVER INSURANCE COMPANY
         Guaranteed Interest Division                      NA         NA       NA         NA          NA           NA


/1/ Included in "Other Expenses" of the AIM V.I. Government Securities Portfolio is 0.10% of interest expense.


--------------------------------------------------------------------------------
Strategic Benefit                       7

/2/ Each Fidelity Service class fund currently pays .10% of its average net assets as a 12-b-1 fee. This fee could vary; but cannot exceed .25%. The total Net Portfolio Expenses presented are before Fidelity absorbed a portion of the portfolio and custodian expenses for some portfolios with brokerage commissions and uninvested cash balances. After the fee absorption, the total net portfolio expenses would be 0.75% for the VIP Growth Portfolio and 0.98% for the VIP Overseas Portfolio.

/3/ The GCG Trust pays Directed Services Inc. ("DSI") a monthly management fee based on the annual rates of the average daily net assets of the investment portfolios. DSI in turn pays the portfolio managers monthly fees for managing the assets of the portfolios.

/4/ INVESCO absorbed a portion of VIF-Equity Income Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.42% and 1.17% respectively.

/5/ INVESCO absorbed a portion of VIF-High Yield Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.47% and 1.07% respectively.

/6/ INVESCO absorbed a portion of VIF-Small Company Growth Fund's "Other Expenses" and "Total Portfolio Expenses" After this absorption, these expenses were 0.95% and 1.706% respectively.

/7/  Expenses are annualized.

/8/ Van Eck Associates Corporation absorbed expenses exceeding 1.30% of the Fund's average daily assets, effective May 13, 1999.

/9/ Van Eck Associates Corporation absorbed certain expenses exceeding 1.50%. The Fund's expenses were also reduced by a fee arrangement based on cash balances left on deposit with the custodian and a directed brokerage arrangement where the fund directs certain portfolio trades to a broker that, in turn, pays a portion of the fund's expenses.




POLICY VALUES

Your account value is the amount you have in the guaranteed interest division, plus the amount you have in each variable investment option. If you have an outstanding policy loan, your account value includes the amount in the loan division. SEE POLICY VALUES, PAGE 8.

YOUR ACCOUNT VALUE IN THE VARIABLE DIVISION


Accumulation units are the way we measure value in the variable division. Accumulation unit value is the value of a unit of a variable investment option on a valuation date. Each variable investment option has a different accumulation unit value. SEE DETERMINING THE VALUE IN THE VARIABLE DIVISION, PAGE 28.


The accumulation unit value for each variable investment option reflects the investment performance of the underlying investment portfolio during the valuation period. Each accumulation unit value reflects asset-based charges under the policy and the expenses of the investment portfolios. SEE DETERMINING THE VALUE IN THE VARIABLE DIVISION, PAGE 28 AND HOW WE CALCULATE ACCUMULATION UNIT VALUES, PAGE 29.


TRANSFERS OF ACCOUNT VALUE

You may make twelve free transfers among the variable investment options or to the guaranteed interest division each policy year. We charge $10 for each transfer over twelve you make in a policy year. There are restrictions on transfers from the guaranteed interest division. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 29.


SPECIAL POLICY FEATURES

DESIGNATED DEDUCTION OPTION

You may designate one investment option from which we will deduct all your monthly and deferred sales charges. SEE DESIGNATED DEDUCTION OPTION, PAGE 27.

DOLLAR COST AVERAGING

Dollar cost averaging is a systematic plan of transferring account values to selected investment options. It is intended to protect your policy's value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. SEE DOLLAR COST AVERAGING, PAGE 30.

AUTOMATIC REBALANCING


Automatic rebalancing periodically reallocates your net account value among your selected investment options to maintain your specified distribution of account value among those investment options. Automatic rebalancing is free. SEE AUTOMATIC REBALANCING, PAGE 31.


--------------------------------------------------------------------------------
Strategic Benefit                       8

LOANS


You may take a loan against your policy's net account value. We charge an annual loan interest rate of 3.25%. We credit an annual interest rate of 3% on amounts held in the loan division as collateral for your loan. A loan may have tax consequences. SEE POLICY LOANS, PAGE 31 AND TAX CONSIDERATIONS, PAGE 43.


PARTIAL WITHDRAWALS

You may withdraw part of your net account value any time after your first policy year. You may make only one partial withdrawal per policy year. Partial withdrawals may reduce your policy's death benefit and will reduce your account value.


Partial withdrawals may have tax consequences. SEE PARTIAL WITHDRAWALS, PAGE 32 AND TAX CONSIDERATIONS, PAGE 43.



POLICY MODIFICATION, TERMINATION AND CONTINUATION FEATURES

RIGHT TO EXCHANGE POLICY

For 24 months after the policy date you may exchange your policy for a guaranteed policy, unless state law requires differently. There is no charge for this exchange. SEE RIGHT TO EXCHANGE POLICY, PAGE 27.

SURRENDER

You may surrender your policy for its surrender value at any time while the insured person is living. All insurance coverage ends on the date we receive your request. SEE SURRENDER, PAGE 34.

LAPSE

In general, insurance coverage continues as long as your policy's net account value is enough to pay the monthly deductions. SEE LAPSE, PAGE 33.

REINSTATEMENT

You may reinstate your policy and rider within five years of its lapse if you still own the policy and the insured person is still insurable. You will need to pay required reinstatement premiums.

If you had a policy loan when coverage ended, we will reinstate it with accrued loan interest to the date of the lapse. SEE REINSTATEMENT, PAGE 34.

POLICY MATURITY

If the insured person is living on the policy anniversary nearest the date when the insured person reaches age 100 (the maturity date) and you do not choose continuation of coverage, you must surrender your policy and we will pay the net account value. Your policy then ends. SEE POLICY MATURITY, PAGE 27.

CONTINUATION OF COVERAGE

If the insured person is living at age 100 and the policy is in force, you may choose the continuation of coverage feature. If this feature becomes effective, we will deduct a one-time administrative fee of $200 and keep your policy in force. SEE CONTINUATION OF COVERAGE, PAGE 27.


DEATH BENEFITS


After the insured person's death, we pay death proceeds to the beneficiary(ies) if your policy is still in force. Depending on the death benefit option you have chosen and whether or not you have coverage under an adjustable term insurance rider, your policy's death benefit may vary.

Generally, we require a minimum target death benefit of $50,000 per policy. SEE DEATH BENEFITS, PAGE 22.



TAX CONSIDERATIONS

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. SEE TAX STATUS OF THE POLICY, PAGE 43.

Assuming the policy qualifies as a life insurance contract, under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:
     o     partial withdrawals;
     o     surrender; or
     o     lapse.

--------------------------------------------------------------------------------
Strategic Benefit                       9

In addition to the events listed above, if your policy is a modified endowment contract, a loan against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 45.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

You should consult a qualified legal or tax adviser before you purchase your policy.




















--------------------------------------------------------------------------------
Strategic Benefit                       10

                              HOW THE POLICY WORKS



YOUR PREMIUM
You make a premium  ---------------------------->
payment
                                                     o  initial sales charge
                                                     o  tax charges

                    <----------------------------
NET PREMIUM
We allocate the net
premium to the investment
options you choose
        |
        |
   -----------------------------------------
   |                                       |
   \/                                      \/
GUARANTEED                                VARIABLE INVESTMENT                     INVESTMENT PORTFOLIOS           The investment
INTEREST DIVISION                         OPTIONS                                 The variable investment         manager deducts
Amounts you allocate                      Amounts you allocate are      <--       options invest in               investment
are held in our general account           held in our separate account     -->    investment portfolios   ------> management fees
   |                                       |                                                                      and other
   -----------------------------------------                                                                      portfolio expenses
                                      |
                                      |
LAON DIVISION                         |
Amount set aside to     <-------------|                       Monthly Deductions   o  cost of insurance
secure a policy loan                  |                    --------------------->     charge
                                      |                   |                        o  monthly administrativ
                                      |                   |                           charge
                                      \/                  |                        o  mortality and expense
                               ACCUMULATED VALUE          |                           risk charge
                               The total value of your  --|
                               policy                     |
                                                          |
                                                          |   Transaction Fees     o  partial withdrawal fee
                                                          |--------------------->  o  transfer fee
                                                          |                        o  illustration fee
                                                          |                        o  premium allocation
                                                          |                           change charge
                                                          |                        o  continuation of
                                                          |                           coverage administrative fee
                                                          |
                                                          |
                                                          |
                                                          |
                                                          |
                                                          |     Annual Fee
                                                           --------------------->  o  deferred sales charge
                                                                Years 2 - 8





--------------------------------------------------------------------------------
Strategic Benefit                       11

INFORMATION ABOUT SECURITY LIFE, THE SEPARATE ACCOUNT AND THE INVESTMENT OPTIONS


SECURITY LIFE OF DENVER INSURANCE COMPANY


Security Life of Denver Insurance Company ("Security Life") is a stock life insurance company organized under the laws of the State of Colorado in 1929. Our headquarters are located at 1290 Broadway, Denver, Colorado 80203-5699. We are admitted to do business in the District of Columbia and all states except New York. At the close of 1999, the company and its consolidated subsidiaries had over $184.2 billion of life insurance in force. As of December 31, 1999, our total assets were over $11.3 billion, and our shareholder's equity was over $899 million.


We have a complete line of life insurance products, including:
     o     annuities;
     o     individual life;
     o     group life;
     o     pension products; and
     o     market life reinsurance.


Security Life is a wholly owned indirect subsidiary of ING Groep, N.V. ("ING"). ING is one of the world's three largest diversified financial services organizations. ING is headquartered in Amsterdam, The Netherlands. It has consolidated assets over $495 billion on a Dutch (modified U.S.) generally accepted accounting principles basis, as of December 31, 1999.


The principal underwriter and distributor for our policies is ING America Equities, Inc. ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993. It is a wholly owned subsidiary of Security Life and is a registered broker-dealer with the SEC and the NASD. ING America Equities, Inc. is located at 1290 Broadway, Denver, Colorado 80203-5699.


SECURITY LIFE SEPARATE ACCOUNT L1

SEPARATE ACCOUNT STRUCTURE

We established Security Life Separate Account L1 (the "separate account") on November 3, 1993, under Colorado's insurance law. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise our management of the separate account or Security Life.

The separate account is used to support our variable life insurance policies and for other purposes allowed by law and regulation. We may offer other variable life insurance contracts with different benefits and charges that invest in the separate account. We do not discuss these contracts in this prospectus. The separate account may invest in other securities not available for the policy described in this prospectus.

The company owns all the assets in the separate account. We credit gains to and charge losses against the separate account without regard to performance of other investment accounts.

ORDER OF SEPARATE ACCOUNT LIABILITIES

State law provides that we may not charge general account liabilities against the separate account's assets equal to its reserves and other liabilities. This means that if we ever became insolvent, the separate account assets will be used first to pay separate account policy claims. Only if separate account assets remain after these claims have been satisfied can these assets be used to pay other policy owners and creditors.

The separate account may have liabilities from assets credited to other variable life policies offered by the separate account. If the assets of the separate account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

INVESTMENT OPTIONS


Investment options include the variable and the guaranteed interest divisions, but not the loan division. The separate account has several variable investment options which invest in shares of underlying investment portfolios. The investment performance of a policy depends on the performance of the investment portfolios you choose.



--------------------------------------------------------------------------------
Strategic Benefit                       12

INVESTMENT PORTFOLIOS

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser who, other than the GCG Trust, is not associated with us.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code ("IRC"). As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans, or their participants.

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the separate account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.


INVESTMENT PORTFOLIO OBJECTIVES

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. With this prospectus, you must receive the current prospectus for each investment portfolio. We summarize the investment objectives for each investment portfolio here. You should read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance, and no representation is made, that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.


Some investment portfolio advisers (or their affiliates) may pay us compensation for distribution, servicing or administration expenses. These advisers include AIM Advisors, Inc.; Fidelity Management & Research Company; Fred Alger Management, Inc.; Directed Services, Inc.; INVESCO Funds Group, Inc. Merrill Lynch Asset Management, L.P. and Van Eck Associates Corporation. The amount of compensation is usually based on the aggregate assets of the investment portfolio from contracts that we issue or administer. Some advisers, including our affiliates, may pay us more than others.



--------------------------------------------------------------------------------
Strategic Benefit                       13

------------------------------------------------------------------------------------------------------------------------------
                                              INVESTMENT PORTFOLIOS' OBJECTIVES
------------------------------------ ------------------------------ ----------------------------------------------------------
Variable Investment Option           Investment Company/ Adviser/   Investment Objective and/or Principal Investment Strategy
                                     Manager/ Sub-Adviser
------------------------------------ ------------------------------ ----------------------------------------------------------

AIM V.I. Capital Appreciation Fund   Investment Company:            Seeks growth of capital through investment in common
                                     AIM Variable Insurance Funds   stocks.
                                     Investment Adviser:
                                     A I M Advisors, Inc.
------------------------------------ ------------------------------ ----------------------------------------------------------
AIM V.I. Government Securities Fund  Investment Company:            Seeks to achieve high current income consistent with
                                     AIM Variable Insurance Funds   reasonable concern for safety of principal.
                                     Investment Adviser:
                                     A I M Advisors, Inc.
------------------------------------ ------------------------------ ----------------------------------------------------------
Alger American Small Capitalization  Investment Company:            Seeks long-term capital appreciation by focusing on
Portfolio                            The Alger American Fund        small, fast-growing companies that offer innovative
                                     Investment Adviser:            products, services or technologies to a rapidly
                                     Fred Alger Management, Inc.    expanding marketplace. Under normal circumstances, the
                                                                    portfolio invests primarily in the equity securities of
                                                                    small capitalization companies. A small capitalization
                                                                    company is one that has a market capitalization within
                                                                    the range of the Russell 2000 Growth Index or the S&P
                                                                    SmallCap 600 Index.
------------------------------------ ------------------------------ ----------------------------------------------------------
VIP Growth Portfolio                 Investment Company: Fidelity   Seeks capital appreciation by investing in common stocks
                                     Variable Insurance Products    of companies that it believes have above-average growth
                                     Fund                           potential, either domestic or foreign issuers.
                                     Investment Manager:
                                     Fidelity Management &
                                     Research Company
------------------------------------ ------------------------------ ----------------------------------------------------------
VIP Overseas Portfolio               Investment Company: Fidelity   Seeks long-term growth of capital by investing at least
                                     Variable Insurance Products    65% of total assets in foreign securities.
                                     Fund
                                     Investment Manager:
                                     Fidelity Management &
                                     Research Company
------------------------------------ ------------------------------ ----------------------------------------------------------
Equity Income Portfolio              Investment Company:            Seeks substantial dividend income as well as long-term
                                     GCG Trust                      growth of capital.  Invests primarily in common stocks
                                     Investment Manager:            of well established companies paying above-average
                                     Directed Services, Inc.        dividends.
                                     Portfolio Manager:
                                     T. Rowe Price Associates,
                                     Inc.
------------------------------------ ------------------------------ ----------------------------------------------------------



--------------------------------------------------------------------------------
Strategic Benefit                       14



------------------------------------------------------------------------------------------------------------------------------
                                              INVESTMENT PORTFOLIOS' OBJECTIVES
------------------------------------ ------------------------------ ----------------------------------------------------------
Variable Investment Option           Investment Company/ Adviser/   Investment Objective and/or Principal Investment Strategy
                                     Manager/ Sub-Adviser
------------------------------------ ------------------------------ ----------------------------------------------------------


Growth Portfolio                     Investment Company:            Seeks capital appreciation.  Invests primarily in common
                                     GCG Trust                      stocks of growth companies that have favorable
                                     Investment Manager:            relationships between price/earnings ratios and growth
                                     Directed Services, Inc.        rates in sectors offering the potential for
                                     Portfolio Manager:             above-average returns.
                                     Janus Capital Corporation
------------------------------------ ------------------------------ ----------------------------------------------------------
Hard Assets Portfolio                Investment Company:            Seeks long-term capital appreciation.  Invests primarily
                                     GCG Trust                      in hard asset securities.  Hard asset companies produce
                                     Investment Manager:            a commodity.
                                     Directed Services, Inc.
                                     Portfolio Manager:
                                     Baring International
                                     Investment Limited
                                     (an affiliate)
------------------------------------ ------------------------------ ----------------------------------------------------------
Limited Maturity Bond Portfolio      Investment Company:            Seeks highest current income consistent with low risk to
                                     GCG Trust                      principal and liquidity.  Also seeks to enhance its
                                     Investment Manager:            total return through capital appreciation when market
                                     Directed Services, Inc.        factors, such as falling interest rates and rising bond
                                     Portfolio Manager:             prices, indicate that capital appreciation may be
                                     ING Investment Management,     available without significant risk to principal.
                                     L.L.C.                         Invests primarily in diversified limited maturity debt
                                     (an affiliate)                 securities with average maturity dates of five years or
                                                                    shorter and generally no more than seven years.
------------------------------------ ------------------------------ ----------------------------------------------------------
Liquid Asset Portfolio               Investment Company:            Seeks high level of current income consistent with the
                                     GCG Trust                      preservation of capital and liquidity.  An investment in
                                     Investment Manager:            the Fund is not insured or guaranteed by the Federal
                                     Directed Services, Inc.        Deposit Insurance Corporation or any other government
                                     Portfolio Manager:             agency.  Although the Fund seeks to preserve the value
                                     ING Investment Management,     of your investment at $1.00 per share, it is possible to
                                     LLC                            lose money by investing in the Fund.
                                     (an affiliate)
------------------------------------ ------------------------------ ----------------------------------------------------------
Mid-Cap Growth Portfolio             Investment Company:            Seeks long-term growth of capital.  Invests primarily in
                                     GCG Trust                      equity securities of companies with medium market
                                     Investment Manager:            capitalization which the portfolio manager believes have
                                     Directed Services, Inc.        above-average growth potential.
                                     Portfolio Manager:
                                     Massachusetts Financial
                                     Services Company
------------------------------------ ------------------------------ ----------------------------------------------------------


--------------------------------------------------------------------------------
Strategic Benefit                       15



------------------------------------------------------------------------------------------------------------------------------
                                              INVESTMENT PORTFOLIOS' OBJECTIVES
------------------------------------ ------------------------------ ----------------------------------------------------------
Variable Investment Option           Investment Company/ Adviser/   Investment Objective and/or Principal Investment Strategy
                                     Manager/ Sub-Adviser
------------------------------------ ------------------------------ ----------------------------------------------------------


                                     GCG Trust                      Invests 80% in common stocks or securities convertible
                                     Investment Manager:            into common stocks of companies believed to have better
                                     Directed Services, Inc.        than average prospects for long-term growth, expected
                                     Portfolio Manager:             earnings or cash flow.
                                     Massachusetts Financial
                                     Services Company
------------------------------------ ------------------------------ ----------------------------------------------------------
Total Return Portfolio               Investment Company:            Seeks above-average income (compared to a portfolio
                                     GCG Trust                      entirely invested in equity securities) consistent with
                                     Investment Manager:            the prudent employment of capital. Invests primarily in
                                     Directed Services, Inc.        a combination of equity and fixed income securities.
                                     Portfolio Manager:
                                     Massachusetts Financial
                                     Services Company
------------------------------------ ------------------------------ ----------------------------------------------------------
VIF-Equity Income Fund               Investment Company: INVESCO    Seeks high current income, with growth of capital as a
                                     Variable Investment Funds,     secondary objective by investing at least 65% of its
                                     Inc.                           assets in dividend-paying common and preferred stocks.
                                     Investment Adviser:            The rest of the fund's assets are invested in debt
                                     INVESCO Funds Group, Inc.      securities, and lower-grade debt securities.
                                     Sub-Advisor:
                                     INVESCO Capital Management,
                                     Inc.
------------------------------------ ------------------------------ ----------------------------------------------------------
VIF-High Yield Fund                  Investment Company: INVESCO    Seeks to provide a high level of current income by
                                     Variable Investment Funds,     investing substantially all of its assets in lower-rated
                                     Inc.                           debt securities and preferred stock, including
                                     Investment Manager:            securities issued by foreign companies.
                                     INVESCO Funds Group, Inc.
                                     Sub-Advisor:
                                     INVESCO Capital Management,
                                     Inc.
------------------------------------ ------------------------------ ----------------------------------------------------------
VIF-Small Company Growth Fund        Investment Company: INVESCO    Seeks long-term capital growth by investing at least 65%
                                     Variable Investment Funds,     of its assets in equity securities of companies with
                                     Inc.                           market capitalizations of $2 billion or less.  The
                                     Investment Manager:            remainder of the fund's assets can be invested in a wide
                                     INVESCO Funds Group, Inc.      range of securities that may or may not be issued by
                                     Sub-Advisor:                   small companies.
                                     INVESCO Capital Management,
                                     Inc.
------------------------------------ ------------------------------ ----------------------------------------------------------



--------------------------------------------------------------------------------
Strategic Benefit                       16



------------------------------------------------------------------------------------------------------------------------------
                                              INVESTMENT PORTFOLIOS' OBJECTIVES
------------------------------------ ------------------------------ ----------------------------------------------------------
Variable Investment Option           Investment Company/ Adviser/   Investment Objective and/or Principal Investment Strategy
                                     Manager/ Sub-Adviser
------------------------------------ ------------------------------ ----------------------------------------------------------


Research Portfolio                   Investment Company:            Seeks long-term growth of capital and future income.
Basic Value Focus                    Investment Company: Merrill    Seeks capital appreciation and, secondarily, income by
                                     Lynch Variable Series Funds,   investing in securities, primarily equities, that
                                     Inc.                           management of the Fund believes are undervalued and
                                     Investment Adviser:            therefore represent basic investment value. The Fund
                                     Merrill Lynch Asset            seeks special opportunities in securities that are
                                     Management, L.P.               selling at a discount either from book value or
                                                                    historical price-earnings ratios, or seem capable of
                                                                    recovering from temporarily out-of-favor considerations.
                                                                    Particular emphasis is placed on securities which
                                                                    provide an above-average dividend return and sell at a
                                                                    below-average price/earnings ratio.
------------------------------------ ------------------------------ ----------------------------------------------------------
Balanced Capital Focus               Investment Company: Merrill    Seeks to achieve the highest total investment return
                                     Lynch Variable Series Funds,   consistent with prudent risk.  To do this, management of
                                     Inc.                           the Fund uses a flexible "fully managed" investment
                                     Investment Adviser:            policy that shifts the emphasis among equity, debt
                                     Merrill Lynch Asset            (including money market), and convertible securities.
                                     Management, L.P.
------------------------------------ ------------------------------ ----------------------------------------------------------
Global Growth Focus                  Investment Company: Merrill    Seeks long-term growth of capital. The Fund invests in a
                                     Lynch Variable Series Funds,   diversified portfolio of equity securities of issuers
                                     Inc.                           located in various countries and the United States,
                                     Investment Adviser:            placing particular emphasis on companies that have
                                     Merrill Lynch Asset            exhibited above-average growth rates in earnings.
                                     Management, L.P.               Because a substantial portion of the Fund's assets may
                                                                    be invested on an international basis, contract owners
                                                                    should be aware of certain risks, such as fluctuations
                                                                    in foreign exchange rates, future political and economic
                                                                    developments, different legal systems, and the possible
                                                                    imposition of exchange controls or other foreign
                                                                    government laws or restrictions.  An investment in the
                                                                    Fund may be appropriate only for long-term investors who
                                                                    can assume the risk of loss of principal, and do not
                                                                    seek current income.
------------------------------------ ------------------------------ ----------------------------------------------------------
Index 500                            Investment Company: Merrill    Seeks investment results that, before expenses,
                                     Lynch Variable Series Funds,   correspond to the aggregate price and yield performance
                                     Inc.                           of the Standard & Poor's 500 Composite Stock Price Index
                                     Investment Adviser:            (the "S&P 500 Index").
                                     Merrill Lynch Asset
                                     Management, L.P.
------------------------------------ ------------------------------ ----------------------------------------------------------
Small Cap Value Focus                Investment Company: Merrill    Seeks long-term growth of capital by investing in a
                                     Lynch Variable Series Funds,   diversified portfolio of securities, primarily common
                                     Inc.                           stocks, of relatively small companies that management of
                                     Investment Adviser:            the Merrill Variable Funds believes have special
                                     Merrill Lynch Asset            investment value, and of emerging growth companies
                                     Management, L.P.               regardless of size.  Companies are selected by
                                                                    management on the basis of their long-term potential for
                                                                    expanding their size and profitability or for gaining
                                                                    increased market recognition for their securities.
                                                                    Current income is not a factor in the selection of
                                                                    securities.
------------------------------------ ------------------------------ ----------------------------------------------------------



--------------------------------------------------------------------------------
Strategic Benefit                       17




------------------------------------------------------------------------------------------------------------------------------
                                              INVESTMENT PORTFOLIOS' OBJECTIVES
------------------------------------ ------------------------------ ----------------------------------------------------------
Variable Investment Option           Investment Company/ Adviser/   Investment Objective and/or Principal Investment Strategy
                                     Manager/ Sub-Adviser
------------------------------------ ------------------------------ ----------------------------------------------------------


Worldwide Bond Fund                  Investment Company:            Seeks high total return--income plus capital
                                     Van Eck Worldwide Insurance    appreciation--by investing globally, primarily in a
                                     Trust                          variety of debt securities.
                                     Investment Adviser and
                                     Manager:
                                     Van Eck Associates
                                     Corporation
------------------------------------ ------------------------------ ----------------------------------------------------------
Worldwide Emerging Markets Fund      Investment Company:            Seeks long-term capital appreciation by investing in
                                     Van Eck Worldwide Insurance    equity securities in emerging markets around the world.
                                     Trust
                                     Investment Adviser and
                                     Manager:
                                     Van Eck Associates
                                     Corporation
------------------------------------ ------------------------------ ----------------------------------------------------------
Worldwide Real Estate Fund           Investment Company:            Seeks high total return by investing in equity
                                     Van Eck Worldwide Insurance    securities of companies that own significant real estate
                                     Trust                          or that principally do business in real estate.
                                     Investment Adviser and
                                     Manager:
                                     Van Eck Associates
                                     Corporation
------------------------------------ ------------------------------ ----------------------------------------------------------



GUARANTEED INTEREST DIVISION

You may allocate all or a part of your net premium and transfer your net account value into the guaranteed interest division. The guaranteed interest division guarantees principal and is part of our general account. It pays interest at a fixed rate that we declare.


The general account contains all of our assets other than those held in the separate account (variable investment options) or other separate accounts.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest division under the Securities Act of 1933. Also, we have not registered the guaranteed interest division or the general account as an investment company under the Investment Company Act of 1940 (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest division and its interests are generally not subject to regulation under these Acts.
The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the guaranteed interest division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The amount you have in the guaranteed interest division is all of the net premium you allocate to that division, plus transfers you make to the guaranteed interest division, plus interest earned.

Amounts you transfer out of or withdraw from the guaranteed interest division reduce this amount. It is also reduced by deductions for charges from your account value allocated to the guaranteed interest division.

We declare the interest rate that applies to all amounts in the guaranteed interest division. This interest rate is never less than the minimum guaranteed interest rate of 3% and will be in effect for at least twelve months. Interest compounds daily at an effective annual rate that equals the declared

--------------------------------------------------------------------------------
Strategic Benefit                       18
rate. We credit interest to the guaranteed interest division on a daily basis. We pay interest regardless of the actual investment performance of our account. We bear all of the investment risk for the guaranteed interest division.


MAXIMUM NUMBER OF INVESTMENT OPTIONS


You may invest in a total of eighteen investment options over the life of your policy. Investment options include the guaranteed interest division, all of the variable investment options, but not the loan division.


As an example, if you have had funds in seventeen variable investment options and the guaranteed interest division, these are the only investment options to which you may later add or transfer funds. However, you could still take a policy loan and access the loan division.


You may want to use fewer investment options in the early years of your policy, so that you can invest in other investment options in later years. If you invest in eighteen variable investment options, you will not be able to invest in the guaranteed interest division.



DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Strategic Benefit variable universal life insurance policy. There may be differences in the policy because of state requirements where we issue your policy. We will describe any such differences in your policy.

The illustrations beginning on page 50 show how the policies work.


APPLYING FOR A POLICY

You purchase this variable universal life policy by submitting an application. The insured person is the person on whose life we issue a policy and upon whose death we pay death proceeds. On the policy date, the insured person must be at least 15 years of age and no older than age 85. We may back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy. SEE AGE, PAGE 35.


TEMPORARY INSURANCE


If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of insurance for which you applied. The maximum amount of temporary insurance for binding limited life insurance coverage is $3 million, which includes other in-force coverage you may have with us.


Temporary coverage begins when:

     o you have completed and signed our binding limited life insurance coverage form and

     o     we receive and accept a premium payment
           of at least your scheduled premium (selected on your application) and

     o     part I of the application is complete.


Temporary coverage ends on the earliest of:
     o     the date we return your premium payments

           or
     o five days after we mail notice of termination to the address on your application or
     o     the date your policy coverage starts or
     o     the date we refuse to issue a policy based on

           your application or
     o 90 days after you sign our binding limited life insurance coverage form.

There is no death benefit under the temporary insurance agreement if:

     o there is a material misrepresentation in your answers on the binding limited life insurance coverage form or
     o there is a material misrepresentation in statements on your application or

     o the person or persons intended to be the insured people die by suicide or self-inflicted injury or
     o     the bank does not honor your premium check.


POLICY ISSUANCE

Before we issue a policy we require satisfactory evidence of insurability of the insured person and payment of your initial premium. This evidence may include completion of underwriting and issue requirements.

The policy date shown on your policy schedule

--------------------------------------------------------------------------------
Strategic Benefit                       19
determines:

     o     monthly processing dates.
     o     policy months.
     o     policy years.

     o     policy anniversaries.


It is not affected by the date you receive the policy. The policy date may be different from the date we receive your first premium payment. If the policy date is earlier, we charge monthly deductions from the policy date unless specified otherwise in your contract.


The policy date is determined one of three ways:

     1.    the date you designate on your application, subject to our approval;
           or


     2. the back-date of the policy to save age, subject to our approval and state law; or


     3.    If there is no designated date or back-date, the policy date is:
          o the date all underwriting and administrative requirements have been met if we receive your initial premium before we issue your policy; or
           o the date we receive your initial premium if it is after we approve your policy for issue.

DEFINITION OF LIFE INSURANCE


The federal income tax definition of life insurance for this policy is the cash value accumulation test. SEE TAX STATUS OF THE POLICY, PAGE 43.



PREMIUMS

You may choose the amount and frequency of premium payments, within limits.

We consider payments we receive to be premium payments if you do not have an outstanding policy loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your premium payment, we add the remaining net premium to your policy.

SCHEDULED PREMIUMS

Your premiums are flexible. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. THIS AMOUNT MAY OR MAY NOT BE ENOUGH TO KEEP YOUR POLICY IN FORCE. You may receive premium reminder notices for the scheduled premium on a quarterly, semiannual or annual basis. You are not required to pay the scheduled premium.


You may choose to pay your premium by electronic funds transfer each month. This payment method is not available for your initial premium. Your financial institution may charge for this service.


You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

UNSCHEDULED PREMIUM PAYMENTS

Generally speaking, you may make unscheduled premium payments at any time, however:
     o we may limit the amount of your unscheduled premium payments that would result in an increase in the base death benefit amount required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time of your unscheduled payment if the death benefit is increased as a result of it;
     o we may require proof that the insured person is insurable if your unscheduled premium payment will cause the net amount at risk to increase; and
     o we will return premium payments which are greater than the "seven-pay" limit for your policy if they would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy.


SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 45 AND CHANGES TO COMPLY WITH THE LAW, PAGE 46.


If you have an outstanding policy loan and you make an unscheduled payment, we will consider it a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not deduct tax or sales charges.

TARGET PREMIUM


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Strategic Benefit                       20

Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age, gender, rating and premium class of the insured person. The target premium is used in determining your initial sales charge, deferred sales charge and the sales compensation we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and additional segments are listed in the policy schedule we provide to you. SEE PREMIUMS, PAGE 20.


INVESTMENT DATE AND ALLOCATION OF NET PREMIUMS

The net premium is the balance remaining after we deduct tax and sales charges from your premium payment.

Insurance coverage does not begin until we receive your initial premium. Your initial premium is the first premium we receive and apply to your policy. It must be at least the amount of your scheduled premiums from your policy date through your investment date.

The investment date is the first date we apply net premium to your policy.

We apply the initial net premium to your policy after:
     a)    we have received the required amount of

           premium; and

     b) all issue requirements have been received by our customer service center; and
     c)    we have approved your policy for issue.

Amounts you designate for the guaranteed interest division will be allocated to that division on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the variable division in the GCG Trust Liquid Asset Portfolio. We later transfer these amounts from the Liquid Asset Portfolio to your selected variable investment options, based on your most recent premium allocation instructions, at the earlier of the following dates:
     o five days after we mailed your policy plus your state free look period has ended; or
     o we have received a policy delivery receipt showing you have received your policy plus your state free look period has ended.

If your state provides for return of account value during the free look period (or no free look period), we invest amounts you designated for the variable division directly into your selected variable investment options.


We allocate all later premium payments to your policy on the valuation date of receipt. We use your most recent premium allocation instructions. Your instructions must specify percentages that are whole numbers totaling 100% and which use no more than eighteen investment options over the life of your policy. SEE MAXIMUM NUMBER OF INVESTMENT DIVISIONS, PAGE 19.

You may make twelve free premium allocation changes per year. After the twelve free premium allocation changes, we charge you $25 for each additional allocation change per policy year. If you change your designated deduction option, we consider it a premium allocation change for which there may be a charge. SEE DESIGNATED DEDUCTION OPTION, PAGE 27 AND POLICY TRANSACTION FEES, PAGE 42.



PREMIUM PAYMENTS AFFECT YOUR COVERAGE


Your coverage lasts only as long as your net account value is enough to pay the monthly and annual charges and your account value is more than your outstanding policy loan plus accrued loan interest. If these conditions are not met, your policy will enter the 61-day grace period and you must make a premium payment to avoid lapse. SEE LAPSE, PAGE 33, AND GRACE PERIOD, PAGE 34.


MODIFIED ENDOWMENT CONTRACTS

There are special federal income tax rules for distributions from life insurance policies which are "modified endowment contracts." These rules apply to policy loans, surrenders, and partial withdrawals. Whether or not these rules apply depends upon whether or not the premiums we receive are greater than the "seven-pay" limit.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to

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Strategic Benefit                       21
a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 45.



DEATH BENEFITS

You decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance base coverage with the flexibility and short-term advantages of term life insurance. Both permanent and term life insurance are available with one policy.

Generally we require a minimum group first year premium of at least $250,000. However, depending on underwriting circumstances, we may reduce the minimum group first year premium in some cases. We do not require a minimum base death benefit amount, however we generally require a minimum target death benefit of $50,000 per policy. We may reduce this minimum if the average initial target death benefit for the group is at least $50,000.


It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured person. Use of the adjustable term insurance rider may reduce sales compensation but may increase the monthly cost of insurance. SEE ADJUSTABLE TERM INSURANCE RIDER, PAGE 26.


Death benefits are valued as of the date of death of the insured person.



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Strategic Benefit                       22

                              DEATH BENEFIT SUMMARY

THIS CHART ASSUMES NO DEATH BENEFIT OPTION CHANGES, INCREASES OR DECREASES IN STATED OR TARGET DEATH BENEFIT AND THAT PARTIAL WITHDRAWALS ARE LESS THAN PREMIUM RECEIVED.


===============================================================================================================================
                                Option 1                         Option 2                             Option 3
===============================================================================================================================
Stated Death        The amount of policy death       The amount of policy death       The amount of policy death benefit at
Benefit             benefit at issue, not including  benefit at issue, not including  issue, not including rider coverage.
                    rider coverage.  This amount     rider coverage.  This amount     This amount stays level throughout the
                    stays level throughout the life  stays level throughout the life  life of the policy.
                    of the policy.                   of the policy.
-------------------------------------------------------------------------------------------------------------------------------
Base Death Benefit  The greater of the stated death  The greater of the stated death  The greater of the stated death benefit
                    benefit or the account value     benefit plus the account value,  plus the sum of all premiums we receive
                    multiplied by the appropriate    or the account value multiplied  minus partial withdrawals you have
                    factor from the definition of    by the appropriate factor from   taken, or the account value multiplied
                    life insurance factors.          the definition of life           by the appropriate factor from the
                                                     insurance factors.               definition of life insurance factors.
-------------------------------------------------------------------------------------------------------------------------------
Target Death        Stated death benefit plus        Stated death benefit plus        Stated death benefit plus adjustable
Benefit             adjustable term insurance rider  adjustable term insurance rider  term insurance rider benefit.  This
                    benefit.  This amount remains    benefit.  This amount remains    amount remains level throughout the
                    level throughout the life of     level throughout the life of     life of the policy.
                    the policy.                      the policy.
-------------------------------------------------------------------------------------------------------------------------------
Total Death         The greater of the target death  The greater of the target death  The greater of the target death benefit
Benefit             benefit or the base death        benefit plus the account value,  plus the sum of all premiums we receive
                    benefit.                         or the base death benefit.       minus partial withdrawals you have
                                                                                      taken, or the base death benefit.
-------------------------------------------------------------------------------------------------------------------------------
Adjustable Term     The adjustable term insurance    The adjustable term insurance    The adjustable term insurance rider
Insurance Rider     rider benefit is the total       rider benefit is the total       benefit is the total death benefit
Benefit             death benefit minus base death   death benefit minus the base     minus the base death benefit, but not
                    benefit, but not less than       death benefit, but not less      less than zero.  If the account value
                    zero.  If the account value      than zero.  If the account       multiplied by the death benefit
                    multiplied by the death benefit  value multiplied by the death    corridor factor is greater than the
                    corridor factor is greater than  benefit corridor factor is       stated death benefit plus the sum of
                    the stated death benefit, the    greater than the stated death    all premiums we receive minus partial
                    adjustable term insurance        benefit plus the account value,  withdrawals you have taken, the
                    benefit will decrease.  It will  the adjustable term insurance    adjustable term insurance rider benefit
                    decrease so that the base death  rider benefit will decrease.     will decrease.  It will decrease so
                    benefit plus the adjustable      It will decrease so that the     that the sum of the base death benefit
                    term insurance rider benefit is  base death benefit plus the      plus the adjustable term insurance
                    not greater than the target      adjustable term insurance rider  rider benefit is not greater than the
                    death benefit.  If the base      benefit is not greater than the  target death benefit plus the sum of
                    death benefit becomes greater    target death benefit plus the    all premiums we receive minus partial
                    than the target death benefit,   account value.  If the base      withdrawals you have taken.  If the
                    the adjustable term insurance    death benefit becomes greater    base death benefit becomes greater than
                    rider benefit is zero.           than the target death benefit    the target death benefit plus the sum
                                                     plus the account value, the      of all premiums we receive minus
                                                     adjustable term insurance rider  partial withdrawals you have taken, the
                                                     benefit is zero.                 adjustable term insurance rider benefit
                                                                                      is zero.
===============================================================================================================================



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Strategic Benefit                       23

BASE DEATH BENEFIT

Your base death benefit can be different from your stated death benefit as a result of:
     o     your choice of death benefit option;
     o     a change in your death benefit option;
     o     increases or decreases to the stated death benefit.


Federal income tax law requires that your death benefit be at least as much as your account value multiplied by a factor defined by law. This factor is based on the insured person's age and gender. SEE APPENDIX A, PAGE 157.

As long as your policy is in force, we will pay the death proceeds to your beneficiary(ies) after the insured person dies. The beneficiary(ies) is(are) the person (people) you name to receive the death proceeds from your policy. The death proceeds are:

     o     your base death benefit; plus
     o     rider benefits; minus
     o     your outstanding policy loan with accrued loan interest; minus
     o outstanding policy charges incurred before the insured person's death.

There could be outstanding policy charges if the insured dies while your policy is in the grace period.

DEATH BENEFIT OPTIONS

You have a choice of three death benefit options: option 1, option 2 or option 3 (described below). You may choose death benefit option 3 only prior to the issue of your policy. Your choice may result in your base death benefit being greater than your stated death benefit. You may change your death benefit option after the first policy anniversary and before the continuation of coverage feature begins. SEE CHANGES IN DEATH BENEFIT OPTIONS, PAGE 24 AND CONTINUATION OF COVERAGE, PAGE 27.

Under death benefit option 1, your base death benefit is the greater of:
     o     your stated death benefit on the date of the insured person's death;
           or
     o your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.


Under option 1 positive investment performance is generally reflected in a reduced net amount at risk which lowers your policy's total cost of insurance charges. Option 1 offers insurance coverage that is a set amount with potentially lower cost of insurance charges over time.


Under death benefit option 2, your base death benefit is the greater of:
     o your stated death benefit plus your account value on the date of the insured person's death; or
     o your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.

Under option 2, investment performance is reflected in your insurance coverage.

Under death benefit option 3, the base death benefit is the greater of:
     o your stated death benefit plus the sum of all premiums we receive minus partial withdrawals you have taken under your policy; or
     o your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.

Under option 3, the base death benefit generally will increase as you pay premiums, and decrease if you take partial withdrawals. In no event will your base death benefit be less than your stated death benefit.

Death benefit options 2 and 3 are not available during the continuation of coverage period. If you select option 2 or 3 on your policy, it automatically converts to death benefit option 1 when the continuation of coverage period begins. SEE CONTINUATION OF COVERAGE, PAGE 27.

CHANGES IN DEATH BENEFIT OPTIONS

You may request a change in your death benefit option at any time before the continuation of coverage period. A death benefit option change applies to your entire stated or base death benefit. Changing your death benefit option may reduce or increase your target death benefit, as well as your stated death benefit.

Your death benefit option change is effective on your next monthly processing date after we approve it, so long as at least one day remains before your monthly processing date. If less than one day remains before your monthly processing date, your death benefit

--------------------------------------------------------------------------------
Strategic Benefit                       24
option change is effective on your second following monthly processing date.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. Or, we may ask you to return your policy to our customer service center so that we can make this change for you.

We may not allow a change to your death benefit option if it reduces the target death benefit below the minimum we require to issue your policy.

You may change from death benefit option 1 to option 2, from option 2 to option 1, or from option 3 to option 1. YOU MAY NOT CHANGE FROM DEATH BENEFIT OPTION 1 OR 2 TO OPTION 3, OR FROM OPTION 3 TO OPTION 2.

For you to change from death benefit option 1 to option 2, we may require proof that the insured person is insurable under our normal rules of underwriting.

On the effective date of your option change, your stated death benefit is changed as follows:


Change          Change        Stated Death Benefit
 From              To         Following Change:
 ----              --         ----------------
Option 1       Option 2      your stated death benefit
                             before the change minus
                             your account value as of the
                             effective date of the change.
Option 2       Option 1      your stated death benefit
                             before the change plus your
                             account value as of the
                             effective date of the change.
Option 3       Option 1      your stated death benefit
                             before the change plus the
                             sum of the premiums we
                             receive, minus partial
                             withdrawals you have taken
                             as of the effective date of the
                             change.


We increase or decrease your stated death benefit to keep the net amount at risk the same on the date of your death benefit option change. There is no change to the amount of coverage under your adjustable term insurance rider. SEE COST OF INSURANCE CHARGE, PAGE 41.


If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each benefit segment. For example, if you change from death benefit option 1 to option 2, your stated death benefit is decreased by the amount of your account value allocation to that segment. If you change from death benefit option 2 to option 1, your stated death benefit is increased by the amount allocated to that segment.


Changing your death benefit option may have tax consequences. Consult your tax adviser before making a change.


CHANGES IN DEATH BENEFIT AMOUNTS

Contact your agent/registered representative or our customer service center to request an increase or decrease in death benefit. The change is effective as of the next monthly processing date after we approve your request. Your requested change must be for at least $1,000.

After we make your requested change, we will send you a new schedule page. Keep it with your policy. Or we may ask you to send your policy to us so that we can make the change for you.

We may not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. If we disapprove a change for any reason, we provide you with a notice of our decision. SEE TAX CONSIDERATIONS, PAGE 43.


You may request a decrease in the stated death benefit only after your first policy anniversary.


If you decrease your death benefit, you may not decrease your target death benefit below the minimum we require to issue your policy.


There may be tax consequences as a result of a decrease in your death benefit. SEE TAX STATUS OF THE POLICY, PAGE 43 AND MODIFIED ENDOWMENT CONTRACTS, PAGE 45.


Requested reductions in the death benefit amount will first decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide decreases in stated death benefit among your benefit segments pro rata unless state law requires differently.


You may increase your target or stated death benefit after your first policy anniversary and before the


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Strategic Benefit                       25
monthly processing date when the insured person turns age 85.


You must provide satisfactory evidence that the insured person is still insurable in order to increase your death benefit. Unless you tell us differently, we assume a request to increase your target death benefit is also a request for an increase to the stated death benefit. Thus, the amount of your adjustable term insurance rider will not change. You may change your target death benefit once in a policy year.

The initial death benefit segment, or first segment, is the stated death benefit on the effective date of your policy. An increase in the stated death benefit (other than one caused by an option change) will create a new segment. The segment year begins on the segment effective date and ends one year later. Once we create a new segment, it is permanent unless state law requires differently.

Each new segment may have:
     o     a new sales charge;
     o     a new deferred sales charge;
     o     new cost of insurance charges, guaranteed and current;
     o     a new incontestability period;
     o     a new suicide exclusion period; and
     o     a new target premium.

Premiums you pay after an increase are applied to your policy segments in the same proportion as the target premium for each segment bears to the sum of the target premium for all segments. For each coverage segment, your schedule shows your target premium which is used to determine your initial sales charge and deferred sales charge.


ADJUSTABLE TERM INSURANCE RIDER

You may increase your death proceeds by adding an adjustable term insurance rider to your policy. This rider enables you to schedule the death benefit based on anticipated needs. As the name suggests, the adjustable term insurance rider adjusts over time to maintain your desired level of coverage.


You specify a target death benefit when you apply for this rider. The target death benefit can be level for the life of your policy or scheduled to change at the beginning of a policy year(s). SEE DEATH BENEFITS, PAGE 22.


The adjustable term insurance rider death benefit is the difference between your target death benefit and your base death benefit. The death benefit automatically adjusts daily as your base death benefit changes. Total death benefit depends on which death benefit option is in effect:

      OPTION 1:      If option 1 is in effect, the total death benefit is the
                     greater of:

                     a.   the target death benefit; or
                     b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

      OPTION 2:      If option 2 is in effect, the total death benefit is the
                     greater of:

                     a.   the target death benefit plus the account value; or
                     b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

      OPTION 3:      If option 3 is in effect, the total death benefit is the
                     greater of:

                     a. the target death benefit plus the sum of the premiums we receive minus partial withdrawals you have taken; or
                     b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

For example, under option 1, assume your base death benefit changes as a result of changes in your account value. The adjustable term insurance rider adjusts to provide death proceeds equal to your target death benefit in each year:


   Base Death      Target Death          Adjustable Term
    Benefit          Benefit         Insurance Rider Amount
    -------          -------         ----------------------

    $201,500         $250,000                $48,500
     202,500          250,000                 47,500
     202,250          250,000                 47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance

--------------------------------------------------------------------------------
Strategic Benefit                       26
coverage would be zero.

Even when the adjustable term insurance is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below your target death benefit, the adjustable term insurance rider coverage reappears to maintain your target death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 25.

We may deny future, scheduled increases to your target death benefit if you cancel a scheduled change, or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option 1 to option 2 and base decreases may reduce the amount of your target death benefit. SEE PARTIAL WITHDRAWALS, PAGE 32, AND CHANGES IN DEATH BENEFIT OPTIONS, PAGE 24.


There is no defined premium for a given amount of adjustable term insurance coverage. Instead, we deduct a monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the adjustable term death benefit in effect that month. The cost of insurance rates will be determined by us from time to time. They are based on the issue age, gender, rating and premium class of the person insured, as well as the length of time since your policy date. The monthly guaranteed maximum cost of insurance rates for this rider will be in your policy. SEE COST OF INSURANCE CHARGE, PAGE 41.


The only charge for this coverage is the cost of insurance charge. The total charges that you pay may be less if you have greater coverage under an adjustable term insurance rider rather than base death benefit. If the target death benefit is increased by you after the rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original rating even though new evidence of insurability is given to us for the increased schedule.

Not all policy features apply to the adjustable term insurance rider. Under this rider, there is no surrender value and a policy loan is not available. The adjustable term insurance rider does not contribute to the policy account value nor to investment performance under your policy. The adjustable term insurance rider provides benefits only at the insured person's death.


SPECIAL FEATURES

DESIGNATED DEDUCTION OPTION

You may designate an investment option from which we will take your monthly charges and deferred sales charge. You may make this designation at any time. You may not use the loan division as your designated deduction option.

If you do not choose a designated deduction option, or if the amount in your designated deduction option is not enough to cover deductions and charges, the charges will be taken from the variable and guaranteed interest divisions in the same proportion that your account value in each has to your total net account value as of the monthly processing date.

If you change your designated deduction option, we consider it a premium allocation change for which there may be a charge. SEE POLICY TRANSACTION FEES, PAGE 42.

RIGHT TO EXCHANGE POLICY

During the first 24 months after your policy date, you have the right to exchange your policy for a guaranteed policy, unless state law requires differently. We transfer the amount you have in the variable division to the guaranteed interest division. We allocate all future net premiums to the guaranteed interest division. We do not allow future payments or transfers to the variable division after you exercise this right. We will not charge you for this exchange. SEE GUARANTEED INTEREST DIVISION, PAGE 18.

POLICY MATURITY

If the insured person reaches age 100 and you do not want the continuation of coverage feature, you may surrender your policy for the net account value. Your policy then ends. Some part of this payment may be taxable. You should consult your tax adviser.

CONTINUATION OF COVERAGE

The continuation of coverage feature allows your insurance coverage to continue beyond policy maturity. If you allow the continuation of coverage feature to become effective, we:

--------------------------------------------------------------------------------
Strategic Benefit                       27

     o transfer your net account value (excluding the amount in the loan division) into the guaranteed interest division;
     o charge a one-time $200 administrative fee to your policy to cover future expenses;
     o terminate the adjustable term insurance rider and the target death benefit becomes the stated death benefit;
     o convert death benefit option 2 or option 3 to death benefit option 1, if applicable; and
     o     terminate investment features.

Your insurance coverage continues until the insured person's death, unless your policy lapses or is surrendered. However, we accept no more premium payments, deduct no further charges and your monthly deductions cease. SEE CONTINUATION OF COVERAGE ADMINISTRATIVE FEE, PAGE 42.

Your net account value may not be transferred into the variable division during the continuation of coverage period, but you may take policy loans or partial withdrawals.


If you have an outstanding policy loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the loan balance plus accrued interest may become greater than your account value and cause your policy to lapse. To avoid lapse, you may repay loans and make loan interest payments during the continuation of coverage period.


If you wish to stop coverage after the continuation of coverage feature begins, you may surrender your policy and receive the net account value. All other consequences of surrender apply. SEE SURRENDER, PAGE 34.

The continuation of coverage feature is not available in all states. If a state has approved this feature, it is automatic and you do not need to take any action to activate it.

The tax consequences of coverage continuing beyond when the insured person reaches age 100 are uncertain. You should consult a tax adviser as to those consequences.


POLICY VALUES

ACCOUNT VALUE

Your account value is the total amount you have in the guaranteed interest division, the variable division, and the loan division. Your account value reflects:
     o     net premiums applied;
     o     charges deducted;
     o     withdrawals taken;
     o     investment performance of the variable investment options;
     o     interest earned on the guaranteed interest division; and
     o     interest earned on the loan division.

NET ACCOUNT VALUE

Your policy's net account value is your account value minus the amount of your outstanding policy loan and accrued loan interest, if any. Your surrender value is the same as your net account value.

DETERMINING THE VALUE IN THE VARIABLE DIVISION

The amounts in the variable division are measured by accumulation units and accumulation unit values. The value of a variable investment option is the accumulation unit value for that option multiplied by the number of accumulation units you own in that option.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of the underlying portfolio. It reflects:
     o     investment income;
     o     realized and unrealized gains and losses; and
     o     investment portfolio expenses.

Each variable investment option has a different accumulation unit value.

A valuation date is one on which the net asset value of the investment portfolio shares and unit values of the variable investment options are determined. Valuation dates are each day the New York Stock Exchange and the company's customer service center are open for business, except for days on which a corresponding investment portfolio does not value its shares, or any other day as required by law. Each valuation date ends at 4 p.m. Eastern Time. Our customer service center may not be open for business on: New Year's Day, Martin Luther King, Jr.'s birthday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, the day after Thanksgiving, Christmas Day and the day before or after Christmas.


--------------------------------------------------------------------------------
Strategic Benefit                       28

You purchase accumulation units when you allocate premium or make transfers to a variable investment option. This includes transfers from the loan division.

We redeem accumulation units:
     o     when you take a partial withdrawal;
     o when amounts are transferred from a variable investment option (including transfers to the loan division);
     o     for the monthly deductions from your account value;
     o     for policy transaction charges;
     o     when you surrender your policy; and
     o     to pay the death proceeds.

To calculate the number of accumulation units purchased or redeemed we:
     o     divide the dollar amount of your transaction by:
     o the accumulation unit value calculated at the close of business on the valuation date of the transaction.

SEE HOW WE CALCULATE ACCUMULATION UNIT VALUES, PAGE 29.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We take monthly deductions from your account value as of the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the variable investment option goes up or down depending on investment performance.

FOR AMOUNTS IN THE VARIABLE INVESTMENT OPTIONS, THERE IS NO GUARANTEED MINIMUM CASH VALUE.

HOW WE CALCULATE ACCUMULATION UNIT VALUES

We determine accumulation unit values on each valuation date.

We generally set the accumulation unit value for a variable investment option at $10 when the investment option is first opened. After that, the accumulation unit value on any valuation date is:
     o the accumulation unit value for the preceding valuation date multiplied by
     o the accumulation experience factor for that variable investment option for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each variable investment option every valuation date as follows:
     o We take the share value of the underlying portfolio shares in the variable investment option as reported to us by the investment portfolio managers as of the close of business on that valuation date.
     o We add dividends or capital gain distributions declared per share and reinvested by the investment portfolio on the date that the share value is affected. If applicable, we subtract a charge for taxes from this amount.
     o We divide the remaining amount by the value of the shares in the underlying investment portfolio for the variable investment option at the close of business on the previous valuation date.

TRANSFERS OF ACCOUNT VALUE

You may make twelve free transfers among the variable investment options, or the guaranteed interest division, in each policy year. You may not make transfers until after your free look period ends if your state requires a refund of premium during the free look period.

We do not limit your number of transfers, but we charge a $10 fee for each transfer after the first twelve in a policy year. We do not include transfers for automatic rebalancing or dollar cost averaging toward your twelve free transfers. You may not make transfers during the continuation of coverage period. SEE POLICY TRANSACTION FEES, PAGE 42 AND CONTINUATION OF COVERAGE, PAGE 27.

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. Your transfer takes effect on the valuation date we receive your request. The

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minimum amount you may transfer is $100. This minimum does not need to come from one investment option or be transferred to one investment option as long as the total amount you transfer is at least $100. However, if the amount remaining in a variable investment option is less than $100 when you make a transfer request, we transfer the entire amount out of that variable investment option.

EXCESSIVE TRADING

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses by causing:
     o     increased trading and transaction costs;
     o     disruption of planned investment strategies;
     o     forced and unplanned portfolio turnover;
     o     lost opportunity costs; and
     o large asset swings that decrease the portfolio's ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers made by third-party agents acting on behalf of owners such as a market timing service. We will refuse or place restrictions on transfers when we determine, in our sole discretion, that transfers are harmful to the investment portfolios, or to policyowners as a whole.

GUARANTEED INTEREST DIVISION TRANSFERS

Transfers into the guaranteed interest division are not restricted.

You may transfer from the guaranteed interest division only in the first 30 days of each policy year. Transfer requests received within 30 days before your policy anniversary will occur on your policy anniversary. A request received by us within 30 days after your policy anniversary is effective as of the valuation date we receive it. Transfer requests made at any other time will not be processed.

Transfers from the guaranteed interest division in each policy year are limited to the largest of:
     o 25% of your guaranteed interest division balance at the time of your first transfer or withdrawal out of it in that policy year;
     o the sum of the amounts you have transferred and withdrawn from the guaranteed interest division in the prior policy year; or
     o     $100.


DOLLAR COST AVERAGING

You can elect dollar cost averaging if your policy has at least $10,000 invested in a qualifying source portfolio, either the Liquid Asset Portfolio or the Limited Maturity Bond Portfolio. The main goal of dollar cost averaging is to protect your policy values from short-term price changes.

DOLLAR COST AVERAGING DOES NOT ASSURE A PROFIT NOR DOES IT PROTECT YOU AGAINST A LOSS IN A DECLINING MARKET.

This systematic plan of transferring account values is intended to reduce the risk of investing too much when the price of a portfolio's shares is high. It also reduces the risk of investing too little when the price of an investment portfolio's shares is low. Since you transfer the same dollar amount to these investment options each period, you purchase more units when the unit value is low, and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. Dollar cost averaging begins after the end of your free look period if your state requires a refund of all premium during the free look period.


With dollar cost averaging, you designate either a dollar amount, or a percentage of your account value, for automatic transfer from a qualifying source portfolio. Each period, we automatically transfer the amount you select from your chosen source portfolio to one or more other variable investment options. You may not make transfers to or from the guaranteed interest division or the loan division under dollar cost averaging.


The minimum percentage you may transfer to one investment option is 1% of the total amount you transfer. You must transfer at least $100 on each dollar cost averaging transfer date.

Dollar cost averaging may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly, on your monthly processing date.

We do not count dollar cost averaging transfers toward your twelve free transfers per policy year. There is no charge for this feature.


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You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source portfolios cannot be included in your automatic rebalancing program.

CHANGING DOLLAR COST AVERAGING

You may change your dollar cost averaging program once per policy year. If you have telephone privileges, you may change the program by telephoning our customer service center. SEE TELEPHONE PRIVILEGES, PAGE 37.

TERMINATING DOLLAR COST AVERAGING

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least one day before the next dollar cost averaging date.


Dollar cost averaging will terminate on the date:
     o     you specify; or
     o     your balance in the source portfolio reaches

           a dollar amount you set; or
     o the amount in the source portfolio is equal to or less than the amount to be transferred. We will transfer the remaining amount and end dollar cost averaging.


AUTOMATIC REBALANCING

Automatic rebalancing is a method of maintaining a consistent approach to investing account value over time, and simplifying the process of asset allocation among your chosen investment options.

Transfers made for automatic rebalancing do not count toward your twelve free transfers per policy year. There is no charge for this feature.

If you choose this feature, on each rebalancing date we transfer amounts among the investment options to match your pre-set automatic rebalancing allocation. After the transfer, the ratio of your account value in each investment option to your total account value for all investment options included in automatic rebalancing matches the automatic rebalancing allocation percentage you set for that investment option. This action rebalances the amounts in the investment options that do not match your set allocation. This mismatch can happen if an investment option outperforms other investment options for that time period.

You may choose automatic rebalancing on your application or later by completing our customer service form. Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period ends if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source portfolios for your dollar cost averaging cannot be included in your automatic rebalancing program. You may not include the loan division.

CHANGING AUTOMATIC REBALANCING

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the guaranteed interest division, it is considered a transfer from that division. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest division. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 29.

TERMINATING AUTOMATIC REBALANCING

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least one day before the next automatic rebalancing date.


POLICY LOANS

You may borrow from your policy at any time after the first monthly processing date by using your policy as security for a loan, or as otherwise required by law. The amount you borrow (policy loan) is:
     o     the total amount you borrow; plus
     o     loan interest that is capitalized when due; minus
     o     loan repayments you make.

Unless state law requires differently, a new policy loan must be at least $100. The maximum amount

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



you can borrow on any valuation date, unless required differently by state law, is your net account value minus the monthly deductions to your next policy anniversary or 13 monthly deductions if you take a loan within thirty days before your next policy anniversary.

Your request for a policy loan must be directed to our customer service center. If you have telephone privileges, you may request a policy loan for less than $25,000 by telephone. SEE TELEPHONE PRIVILEGES, PAGE 37.

When you request a loan you may specify one investment option from which the loan will be taken. If you do not specify one, the loan will be taken proportionately from each active investment option you have, including the guaranteed interest division.

When you take a policy loan, we transfer an amount equal to your policy loan from the specified investment option or proportionately from the variable and the guaranteed interest divisions to the loan division. We follow this same process for loan interest due at your policy anniversary. The loan division is part of our general account, specifically designed to hold collateral for policy loans and interest. We credit the loan division with interest at an annual rate of 3%.

Loan interest charges on your policy loan accrue daily at an annual interest rate of 3.25%. Interest is due in arrears on each policy anniversary. If you do not pay it when it is due, we add it to your policy loan balance.

If you request an additional loan, we add the new loan amount to your existing policy loan. This way, there is only one loan outstanding on your policy at any time.

LOAN REPAYMENT

You may repay your policy loan at any time. We assume that payments you make, other than scheduled premiums, are policy loan repayments. You must tell us if you want additional payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your repayment from the loan division to the variable investment options and the guaranteed interest division in the same proportion as your current premium allocation, unless you tell us otherwise.

EFFECTS OF A POLICY LOAN

Taking a loan decreases the amount you have in the investment options. Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value. The benefits under your policy may be affected.

The loan is a first lien on your policy. If you do not repay your policy loan, we deduct your outstanding policy loan and accrued loan interest from the death proceeds or the surrender value payable.

A policy loan may cause your policy to lapse if your account value minus your policy loan balance and accrued loan interest is not enough to cover your monthly deductions. Policy loans may have tax consequences. If your policy lapses with a loan outstanding, you may have further tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 45, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 45.

If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue.


PARTIAL WITHDRAWALS

You may request a partial withdrawal to be processed on any valuation date after your first policy anniversary by contacting our customer service center. You make a partial withdrawal when you withdraw part of your net account value. If your request is by telephone, the partial withdrawal must be for an amount less than $25,000 and may not cause a decrease in your death benefit. Otherwise, your request must be in writing. SEE TELEPHONE PRIVILEGES, PAGE 37.

You may take only one partial withdrawal per policy year. The minimum partial withdrawal amount is $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your net account value. If you request a withdrawal of more than this maximum, we require you to surrender your policy or reduce the withdrawal. When you take a partial withdrawal, we deduct your withdrawal

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amount plus a service fee from your account value. SEE CHARGES, PAGE 40.


Partial withdrawals do not reduce the stated death benefit if your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws and if you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. SEE TAX STATUS OF THE POLICY, PAGE 43.

We require a minimum target death benefit to issue your policy. You are not allowed to take a partial withdrawal if it reduces your target death benefit below this minimum. SEE GROUP OR SPONSORED ARRANGEMENTS AND CORPORATE PURCHASERS, PAGE 43.

PARTIAL WITHDRAWAL MECHANICS

We will make a partial withdrawal from the guaranteed interest division and the variable investment options in the same proportion that each has to your net account value immediately before your withdrawal or, you may select one investment option from which your partial withdrawal will be taken. If you select the guaranteed interest division, however, the amount withdrawn from it may not be more than your total withdrawal multiplied by the ratio of your account value in the guaranteed interest division to your total net account value immediately before the partial withdrawal transaction.

Partial withdrawals may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 45, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 45.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 1

If you selected death benefit option 1, no more than fifteen years have passed since your policy date and the insured person is not yet age 81, you may make a partial withdrawal of up to the greater of 10% of your account value, or 5% of your stated death benefit without decreasing your stated death benefit.

Otherwise amounts you withdraw will reduce your stated death benefit by the amount of the withdrawal unless your policy death benefit has been increased to satisfy the federal income tax definition of life insurance. If your policy death benefit has been increased to satisfy the federal income tax definition of life insurance then at least part of your partial withdrawal may be made without reducing your stated death benefit.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 2

If you have selected death benefit option 2, a partial withdrawal does not reduce your stated death benefit or target death benefit. However, we reduce the total death benefit by at least the partial withdrawal amount.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 3

If you have selected death benefit option 3 and your partial withdrawal is less than the total of premiums we received minus the total of your prior partial withdrawals, then your stated death benefit will not be reduced. However, your total death benefit will be reduced by at least the amount of your partial withdrawal.

If your partial withdrawal is more than the amount of premiums we received minus the total of your prior partial withdrawals, then a two step process is used:

     1. Your withdrawal of the amount that makes premiums paid minus all partial withdrawals equal to zero is taken; then

     2. The excess withdrawal amount you requested will reduce your stated death benefit if:
          o the excess amount is greater than 10% of your account value after step 1 above; or
          o the excess amount is greater than 5% of your stated death benefit; or
          o     more than 15 years have passed since your policy date; or
          o     the insured person is 81 years of age or older.

STATED DEATH BENEFIT AND TARGET DEATH BENEFIT REDUCTIONS

Generally, we reduce the stated death benefit by the amount of the partial withdrawal. A partial withdrawal may reduce your target death benefit.





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LAPSE

Your insurance coverage continues as long as your net account value is enough to pay your deductions each month. If you have an outstanding policy loan, your policy will lapse if the loan plus accrued interest is more than your account value. Thus, during the continuation of coverage period, the policy could lapse if there is an outstanding policy loan even though there are no further monthly deductions.

GRACE PERIOD


Your policy enters a 61-day lapse grace period if, on a monthly processing date your net account value is zero (or less).

We notify you that your policy is in a grace period at least 30 days before it ends. We send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally is the past due charges, plus the amount that covers your estimated monthly policy and rider deductions for the next two months. If the insured person dies during the grace period, we do pay death proceeds to your beneficiary(ies) with reductions for your policy loan balance, accrued loan interest, and monthly deductions owed.


If we receive payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments. We then deduct the overdue amounts from your account balance.

If you do not pay the full amount within the 61-day grace period, your policy (and rider) lapse without value. We withdraw your remaining account balance from the variable and guaranteed interest divisions. We deduct amounts you owe us and inform you that your policy has ended.


REINSTATEMENT

If you do not pay enough premium before the end of the grace period, your policy lapses. You may still reinstate your policy and rider within five years of the end of the grace period.

Unless state law requires differently, we will reinstate your policy and rider if:
     o     you are the owner and you have not surrendered your policy;
     o you provide satisfactory evidence that the insured person is still insurable according to our normal rules of underwriting; and
     o we receive enough premium to keep your policy and rider in force from the beginning to the end of the grace period and for two months after the reinstatement date.

Reinstatement is effective as of the monthly processing date following our approval of your reinstatement application. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of lapse. The cost of insurance charges at the time of reinstatement are adjusted to reflect the time since the lapse.

We apply net premiums received after reinstatement according to your most recent premium allocation instructions which may be those in effect at the start of the grace period.


SURRENDER

You may surrender your policy for its surrender value any time while the insured person is living. You will need to send a written request and your policy or a lost policy form to our customer service center.


We compute your surrender value (net account value) as of the valuation date we receive your surrender request and policy. All insurance coverage ends on the date we receive your surrender request and policy. SEE POLICY VALUES, PAGE 8 AND SETTLEMENT PROVISIONS, PAGE 38.

We do not pro-rate or add back charges or expenses which we deducted before your surrender to your account value. You may elect to have your surrender value paid as other than one payment. SEE SETTLEMENT PROVISIONS, PAGE 38.


A surrender of your policy may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 45, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 45.





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GENERAL POLICY PROVISIONS

FREE LOOK PERIOD

You have the right to examine your policy and return it (for any reason) to us within the period shown in the policy. The right to examine your policy (also called free look period) starts on the date you receive it. If you return your policy to us within your state's specified time limit, we cancel it as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
     o     some states require a return of all premiums received; and
     o others require payment of account value plus a refund of all charges deducted.


Your policy will specify what type of free look refund applies in your state. The type of free look refund will affect when premium we receive before the end of the free look period is invested into the variable investment options. SEE ALLOCATION OF NET PREMIUMS, PAGE 21.


YOUR POLICY

Some groups under this policy may choose to use a master policy with policy certificates, rather than a series of individual policies.

The contract between you and us is the combination of:
     o     the policy (or certificate);
     o a copy of your original application and any applications for benefit increases or decreases;
     o     the adjustable term insurance rider;
     o     endorsements;
     o     schedule pages; and
     o     reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or another officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

GUARANTEED ISSUE

We offer this policy only on a guaranteed issue basis, up to a preset face amount with evidence of insurability.

AGE

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birth date to the policy date. We determine the insured person's age at any given time by adding the number of completed policy years to the age calculated at issue. At issue, the insured person must be no less than age 15 and no more than age 85.

OWNERSHIP

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. This includes the right to change the owner, beneficiaries, or method designated to pay proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy, and any irrevocable beneficiary(ies).

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

BENEFICIARY(IES)

You, as owner, name the beneficiary(ies) when you apply for your policy. The primary beneficiary(ies) who survives the insured person receives the death proceeds. Other surviving beneficiaries receive death proceeds only if there is no surviving primary beneficiary(ies). If more than one beneficiary(ies) survives the insured person, they share the death proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the

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insured person, we pay the death proceeds to you or to your estate, as owner.

You may name a new beneficiary(ies) during the insured person's lifetime. We pay death proceeds to the beneficiary(ies) whom you have most recently named and whom we have on record. We do not make payments to multiple sets of beneficiaries.

COLLATERAL ASSIGNMENT

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiary's(ies') rights (unless the beneficiary(ies) was made an irrevocable beneficiary(ies) under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid.

INCONTESTABILITY

After your policy has been in force and the insured person is alive for two years from your policy date, and from the effective date of any new segment or an increase in any other benefit, we will not question the validity of statements in your applicable application.

MISSTATEMENTS OF AGE OR GENDER

If the insured person's age or gender has been misstated, we adjust the death benefit. We adjust it to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the insured person's death, or as required by state law.

If unisex cost of insurance rates apply, we do not make adjustments for a misstatement of gender.

SUICIDE

If the insured person commits suicide, while sane or insane within two years of your policy date, unless otherwise required by state law, we limit the death benefit to:

     1.    the total of all premium payments we receive to the time of death;
           minus

     2.    the outstanding policy loan balance and accrued loan interest; minus

     3.    partial withdrawals taken.

If the person insured under the policy changed, and the new insured person dies by suicide within two years of the change date, we limit the death benefit to:

     1.    your net account value as of the change date; plus

     2.    the premiums we received since the change; minus

     3. increases in the policy loan balance, accrued loan interest, and partial withdrawals since the change date.

We make a limited payment to the beneficiary(ies) for a new segment or other increase if the insured person commits suicide, while sane or insane within two years of the effective date of a new segment, or within two years of an increase in any other benefit, unless otherwise required by state law. The limited payment is equal to the cost of insurance and monthly expense charges which were deducted for the increase.

TRANSACTION PROCESSING

Generally, within seven days of when we receive all information required to process a payment, we pay:
     o     death proceeds;
     o     surrender value;
     o     partial withdrawals; and
     o     loan proceeds.

We may delay processing these transactions if:
     o     the NYSE is closed for trading;
     o     trading on the NYSE is restricted by the SEC;
     o there is an emergency so that it is not reasonably possible to sell securities in the variable investment options or to determine the value of a variable investment option's assets; or
     o a governmental body with jurisdiction over the separate account allows suspension by its order.

SEC rules and regulations determine whether or not these conditions exist.

We execute transfers among the variable investment options as of the valuation date of our receipt of your request at our customer service center.

We determine death proceeds as of the date of the

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insured person's death. The death proceeds are not affected by subsequent changes in the value of the variable investment options.


We may delay payment from our guaranteed interest division for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.


NOTIFICATION AND CLAIMS PROCEDURES

Except for certain authorized telephone requests, we must receive any election, designation, change, assignment or request in writing from the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record your notice. We may require you to return your policy for certain policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the deceased insured person's death, we may require proof of the deceased insured person's age, and a certified copy of the death certificate.

The beneficiary(ies) and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records from doctors and hospitals used by the deceased insured person.

TELEPHONE PRIVILEGES

Telephone privileges are automatically provided to you and your agent/registered representative unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:
     o     make transfers;
     o     change premium allocations;
     o     change your dollar cost averaging and automatic rebalancing programs;
     o     request partial withdrawals; or
     o     request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
     o     requiring personal identification;
     o     providing written confirmation of transactions; and
     o     tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

NON-PARTICIPATION

Your policy does not participate in the surplus earnings of Security Life.

DISTRIBUTION OF THE POLICIES

The principal underwriter (distributor) for our policies is ING America Equities, Inc. ING America Equities, Inc. is a wholly owned subsidiary of Security Life. It is registered as a broker-dealer with the SEC and the NASD. We pay ING America Equities, Inc. under a distribution agreement.

We sell this policy exclusively through insurance licensed registered representatives of certain unaffiliated broker-dealers including Merrill Lynch, Pierce Fenner & Smith Incorporated.

These broker-dealers have entered into selling agreements with us. Under the selling agreement, we pay a distribution allowance to the broker-dealer, who pays commissions to the agent/registered representative who sells the policy. During the first policy or segment year, the distribution allowance is 5% of the premium we receive up to the target premium. There is no distribution allowance paid on premium received above target in the first policy or segment year or on any premium received after the first policy or segment year.


In addition, we make annual renewal payments to the broker-dealer based on a percentage of each policy's net account value (trails). These payments are 1.00% in policy years one through ten, 0.75% in policy years eleven through twenty, and 0.20% in all later years. We also pay wholesaler fees, marketing and training allowances.


We pay allowances from our resources which includes sales charges deducted from premiums.


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Strategic Benefit                       37

ADVERTISING PRACTICES AND SALES LITERATURE

We may use advertisements and sales literature to promote this product, including:
     o articles on variable life insurance and other information published in business or financial publications;
     o     indices or rankings of investment securities; and
     o comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the variable investment options. Past performance is not indicative of future performance of the investment options or the policies and is not reflective of the actual investment experience of policyowners.

We may feature certain investment options and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

SETTLEMENT PROVISIONS

You may take your surrender value in other than one payment. Likewise, you may elect to have the beneficiary(ies) receive the death proceeds other than in one payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiary(ies) may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the variable investment options does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently periodic payment must be at least $20 and the total proceeds must be $2,000 or more.

OPTION I:       PAYOUTS FOR A DESIGNATED PERIOD

OPTION II:      LIFE INCOME WITH PAYOUTS GUARANTEED FOR A DESIGNATED PERIOD

OPTION III:     HOLD AT INTEREST

OPTION IV:      PAYOUTS OF A DESIGNATED AMOUNT

OPTION V:       OTHER OPTIONS WE OFFER AT THE TIME WE PAY THE BENEFIT


ADMINISTRATIVE INFORMATION ABOUT THE POLICY

VOTING PRIVILEGES

We invest the variable investment option's assets in shares of investment portfolios. We are the legal owner of the shares held in the separate account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus, or issues requiring a vote by shareholders under the Investment Company Act of 1940.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your instructions.

Each investment portfolio share has the right to one vote. The votes of all investment portfolio shares are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is done on a portfolio-by-portfolio basis.

Examples of issues that require a portfolio-by-portfolio vote are changes in the fundamental investment policy of a particular investment portfolio or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies and any investment portfolio shares for which the owner does not give us instructions in the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations, or their interpretations change to allow this.

You may instruct us only on matters relating to the investment portfolios corresponding to those in which you have invested assets as of the record date

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Strategic Benefit                       38
set by the investment portfolio's Board for the meeting. We determine the number of investment portfolio shares in each variable investment option for your policy by dividing your account value in that option by the net asset value of one share of the matching investment portfolio.

MATERIAL CONFLICTS

We are required to track events to identify material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the investment portfolios, Security Life, and other insurance companies participating in the investment portfolios, have this same duty. There may be a material conflict if:
     o     state insurance law or federal income tax law changes;
     o     investment management of an investment portfolio changes; or
     o voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or between certain classes of owners, and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require it, we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in our next semi-annual report to owners.

Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable division. We cast votes credited to amounts in the variable division, but not credited to policies, in the same proportion as votes cast by owners. RIGHT TO CHANGE OPERATIONS

Subject to state limitations, we may from time to time make any of the following changes to our separate account:
     o     change the investment objective;
     o offer additional variable investment options which will invest in portfolios we find appropriate;
     o     eliminate variable investment options;
     o     combine two or more variable investment options;
     o substitute a new investment portfolio for an existing portfolio. A substitution may become necessary if, in our judgment:
           a)   a portfolio no longer suits the purposes of this policy;
           b)   there is a change in laws or regulations;
           c) there is a change in a portfolio's investment objectives or restrictions;
           d)   the portfolio is no longer available for investment; or
           e)   there is another reason we deem a substitution is appropriate;
     o     transfer assets related to your policy to another separate account;
     o     withdraw the separate account from registration under the 1940 Act;
     o operate the separate account as a management investment company under the 1940 Act;
     o cause one or more variable investment options to invest in a mutual fund other than, or in addition to, the investment portfolios;
     o     stop selling these policies;
     o end an employer or plan trustee agreement with us under the agreement's terms;
     o     limit or eliminate voting rights for the separate account; or
     o     make changes required by the 1940 Act, or its rules or regulations.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected investment option to another variable investment option, or to the guaranteed interest division, you may do so free of charge. Just notify us at our customer service center.

REPORTS TO OWNERS

At the end of each policy year we send a report to

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Strategic Benefit                       39
you that shows:
     o your total net policy death benefit (your stated death benefit plus adjustable term insurance rider death benefit, if any);
     o     your account value;
     o     your policy loan, if any, plus accrued interest;
     o     your surrender value;
     o     information about the variable investment options; and
     o your account transactions during the policy year showing net premiums, transfers, deductions, loan amounts and withdrawals.

We also send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio, to you.

We send confirmation notices to you throughout the year for certain policy transactions.


CHARGES AND DEDUCTIONS

The amount of a charge may not correspond to the cost incurred by us to provide the service or benefit. For example, the sales charges may not cover all of our sales and distribution expenses. Some proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used to cover such expenses.


DEDUCTIONS FROM PREMIUMS

We treat payments we receive as premium payments if the insured person is not yet age 100 and you do not have an outstanding policy loan. After we deduct certain expenses from your payment, we add the remaining net premium to your policy.

INITIAL SALES CHARGE AND DEFERRED SALES CHARGE

We deduct charges based on the amount of premium we receive each year your policy or segment is in effect. The sales charge (and deferred sales charge) helps cover our costs of distribution, preparing sales literature, promotion expenses and other direct and indirect expenses to sell the policy.

During the first policy or segment year, we do not deduct an initial sales charge from your premium payments. However, these payments will be used to calculate the deferred sales charge which is deducted at the beginning of policy or segment years two through eight. The amount of this annual deduction is 1.75% of premium paid during policy or segment year one, up to your policy's target premium (in your policy schedule pages), plus 1.60% of premium paid during policy or segment year one in excess of target. This deferred sales charge deduction ends after policy or segment year eight. Thus, first policy or segment year premiums, up to target, are subject to the highest rate of sales charge, equivalent to 12.25% over seven years (1.75% per year times 7 years).

During your second policy or segment year, and in each year thereafter, we deduct 0.5% of all premium payments we receive before we apply the premium to your policy. This deduction is the policy initial sales charge. Premium payments from which we deduct a sales charge are not subject to the deferred sales charge.


                        SALES CHARGES
                            AS A
      PREMIUM           PERCENTAGE OF
        PAID               PREMIUM            WHEN DEDUCTED
-------------------- ------------------- -----------------------
policy/segment             1.75%*        beginning of
year 1 up to                             policy/segment
target                                   years 2 - 8
-------------------- ------------------- -----------------------
policy/segment              1.6%*        beginning of
year 1 in                                policy/segment
excess of                                years 2 - 8
target
-------------------- ------------------- -----------------------
policy/segment              0.5%         upon receipt of
years 2+                                 payment
-------------------- ------------------- -----------------------

* THESE ARE THE PERCENTAGES USED TO DETERMINE THE ANNUAL DEDUCTION. ONCE DETERMINED, THE ANNUAL DEDUCTION IS MADE ONCE EACH YEAR FOR SEVEN YEARS.

                              SALES CHARGE EXAMPLE
                    (BASED ON TWO YEARS OF PREMIUM PAYMENTS)

Assume a policy has a target premium of $8,000.
     Premium payments of $10,000 are made in each of the first two years and there has been no change in death benefit.

The $10,000 premium payment for the first year incurs an annual deferred sales charge of $172 deducted in years two through eight:
      1.75% of premium up to target plus 1.6% of premium payments over target [.0175 x $8,000 + (.016 x $2,000) = $172].

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Strategic Benefit                       40

The deferred sales charge deduction is made on the monthly processing date at the policy (or segment) anniversary.

The $10,000 premium payment for the second year incurs a sales charge of $50 when it is received:
      0.5% of all premium [.005 x $10,000 = $50].


      Deducted           Deferred Sales         Sales Charge
    During Policy       Charge on First       on Second Year
     or Segment           Year Premium            Premium
        Year               Of $10,000           Of $10,000
--------------------- -------------------- ---------------------
          1                    $0                   $0
          2                   $172                  $50
          3                   $172                  $0
          4                   $172                  $0
          5                   $172                  $0
          6                   $172                  $0
          7                   $172                  $0
          8                   $172                  $0
          9                    $0                   $0

TAX CHARGES

We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0% to 5%. In the first policy or segment year, we deduct 2.5% of each premium payment up to target premium to cover these taxes. In subsequent years, we deduct 2.5% of all premium payments. This charge approximates the average tax rate we expect to pay.

To cover our estimated costs for the federal income tax treatment of deferred acquisition costs, we deduct 1.5% of each premium payment up to target premium in the first policy or segment year. In subsequent years, we deduct 1.5% of all premiums. This cost is determined solely by a portion of the amount of life insurance premiums we receive.

We reserve the right to increase or decrease this charge for state and local taxes if there are changes in the tax law, within limits set by state law. We also reserve the right to increase or decrease the charge for the federal income tax treatment of deferred acquisition costs based on any change in that cost to us.

MONTHLY DEDUCTIONS FROM ACCOUNT VALUE

We deduct charges from your account value on each monthly processing date.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a charge each month for the mortality and expense risks we assume. The mortality risk we assume is that insured people, as a group, may live less time than we estimated. We assume risk that expenses we incur in issuing and administering the policies and in operating the variable investment options are greater than the amount we estimated when we set these charges.

This charge is based on the length of time your policy has been in effect and the amount you have in the variable investment options on the monthly processing date.

                   PERCENT OF VARIABLE DIVISION ACCOUNT VALUE


                             MONTHLY              EQUIVALENT
     POLICY YEAR              CHARGE              ANNUAL RATE
---------------------  --------------------  ---------------------
       1 - 10                0.07083%                0.85%
       11 - 20               0.05000%                0.60%
         21+                 0.00417%                0.05%

MONTHLY ADMINISTRATIVE CHARGE

We deduct an administrative charge of $12 per month for the first policy year and $6 per month for each policy year beyond that. The monthly administrative charge is designed to compensate us for ongoing costs such as:
     o     premium billing and collections;
     o     claim processing;
     o     policy transactions;
     o     record keeping;
     o     reporting and communications with policy owners; and
     o     other expenses and overhead.

COST OF INSURANCE CHARGE

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death benefits that could be more than your account value.

The cost of insurance rates may depend on the characteristics of the group of insured people, such as ages, risk class, size of the group and the total premium the group pays.


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Strategic Benefit                       41

The cost of insurance charge is our current monthly cost of insurance rate times the net amount at risk for each portion of your death benefit. We calculate the net amount at risk monthly, at the beginning of each policy month. For the base death benefit, the net amount at risk is calculated using the difference between the current base death benefit and your account value. We determine your account value after we deduct your policy charges due on that date, other than cost of insurance charges.

If your base death benefit at the beginning of a month increases (as a requirement of the federal income tax law definition of life insurance), the net amount at risk for your base death benefit for that month also increases. Because your target death benefit did not change, the net amount at risk for your adjustable term insurance rider decreases. The amount of your cost of insurance charge varies from month to month as a result of changes in your net amount at risk, changes in the death benefit and the increasing age of the insured person. We allocate the net amount at risk to all segments in the same proportion that each segment has to the total stated death benefit for all coverage as of the monthly processing date.

We apply unisex rates where appropriate under the law. This currently includes the State of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

Separate cost of insurance rates apply to each segment of the base death benefit and your adjustable term insurance rider.

Your cost of insurance rates may change from time to time however, they are never more than the guaranteed maximum rates shown in your policy. The guaranteed maximum rates for base coverage are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table.

The maximum rates for the initial and each new segment will be printed in your schedule pages. This type of group policy may result in higher cost of insurance charges than those that would apply if the policy were on an individual basis.


POLICY TRANSACTION FEES

We charge fees for certain transactions you may make under your policy. We deduct these fees from the variable and the guaranteed interest divisions in the same proportion that your account value in each division has to your net account value immediately after the transaction.

PARTIAL WITHDRAWALS

To cover our costs, we deduct a service fee of up to $25 from your account value for each partial withdrawal you take. SEE PARTIAL WITHDRAWALS, PAGE 32.

TRANSFERS

There is a $10 fee for each additional transfer over twelve per policy year to cover our costs. If you include multiple transfers in one request, it counts as one transfer. There is no transfer fee if you are exercising the right to exchange in your policy. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 29, AND RIGHT TO EXCHANGE POLICY, PAGE 27.

ILLUSTRATIONS

The first policy illustration you request in a policy year is free. After that, we charge a fee of up to $25 for each additional policy illustration.

PREMIUM ALLOCATION CHANGE

You may make five free premium allocation changes per policy year. After five, we charge you $25 for each additional premium allocation change. If you change your designated withdrawal investment option, we consider it a premium allocation charge for which there may be a charge. SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE 41.

CONTINUATION OF COVERAGE ADMINISTRATIVE FEE

When the insured person reaches age 100, if your policy has not been surrendered, the continuation of coverage period begins. We charge a one-time administrative fee of $200. We then no longer charge you monthly charges. This charge compensates us for maintaining and servicing your policy until the death of the insured person.


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Strategic Benefit                       42

      DIVISIONS FROM WHICH WE DEDUCT CHARGES, LOANS AND PARTIAL WITHDRAWALS




                           MONTHLY CHARGES: COST OF
                              INSURANCE CHARGES,
                            ADMINISTRATIVE FEES AND
                              ANNUAL DEDUCTION OF                          POLICY                                LOANS AND
                             DEFERRED SALES CHARGE                    TRANSACTION FEES                      PARTIAL WITHDRAWALS
-------------------  -------------------------------------  -------------------------------------  ---------------------------------

        CHOICE       May choose designated                  Proportionally among variable          May choose any investment
                     deduction option, including            and guaranteed interest divisions      option or combination of
                     guaranteed interest division                                                  investment options, subject to
                                                                                                   requirements

-------------------  -------------------------------------  -------------------------------------  ---------------------------------

       DEFAULT       Proportionally among variable          Proportionally among variable          Proportionally among variable
                     and guaranteed interest divisions      and guaranteed interest divisions      and guaranteed interest divisions



OTHER CHARGES

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. So, no charge is made to any variable investment option for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable investment options, we may make such a charge in the future.


GROUP OR SPONSORED ARRANGEMENTS AND CORPORATE PURCHASERS

Only groups of individuals, corporations or other institutions may purchase this policy. These group arrangements include those in which there is a trustee, an employer or an association. The group may either purchase policies covering a group of individuals or endorse a policy to a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

Based on the group underwriting, we may reduce or waive the:
     o     administrative charge;
     o     minimum target death benefit;
     o     target premium;
     o     sales charges;
     o     cost of insurance charges; or
     o     other charges normally assessed.

We can reduce or waive these items due to expected economies based on the characteristics of the group. Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors which we take into account when we reduce charges. We make reductions to charges based on our rules in effect when we approve a policy application. We may change these rules from time to time.

We will not be unfairly discriminatory in the variation in the administrative charge, or other charges, fees and privileges. These variations are based on differences in costs or services.


TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.


TAX STATUS OF THE POLICY

This policy is designed to qualify as a life insurance


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Strategic Benefit                       43
contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Internal Revenue Code Section 7702. While there is little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.


Specifically this policy must meet the requirements of the "cash value accumulation test" as specified in Code Section 7702.


Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to account value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age and sex at any point in time, multiplied by the account value. SEE APPENDIX A, PAGE 157, FOR A TABLE OF THE CASH VALUE ACCUMULATION TEST FACTORS.


We will at all times assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. In addition, as long as the policy remains in force, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from the policy, such as a partial withdrawal or loan. SEE TAX TREATMENT OF POLICY DEATH BENEFITS, PAGE 44.


DIVERSIFICATION REQUIREMENTS

In addition to meeting the Code Section 7702 tests, Code Section 817(h) requires separate account investments, such as our separate account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Our variable investment options' investment portfolios have promised they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance contract, may be considered the owner for federal income tax purposes of the separate account assets used to support your contract. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "indicia of ownership" in those assets. "Indicia of ownership" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from, those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the separate account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the separate account assets, or to otherwise qualify your policy for favorable tax treatment.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.


TAX TREATMENT OF POLICY DEATH BENEFITS

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted

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Strategic Benefit                       44
about these consequences.

Generally, the policy owner will not be taxed on any of the policy cash value until there is a distribution. When distributions from a policy occur, or when a loan is taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.


MODIFIED ENDOWMENT CONTRACTS

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts," and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.


MULTIPLE POLICIES

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:
     o All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.
     o Loan amounts taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.
     o A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.


If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contact will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.



DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not treated as distributions. Finally, neither distributions

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Strategic Benefit                       45
from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.


INVESTMENT IN THE POLICY

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy other than a policy loan, your investment in the policy is reduced by the amount of the distribution that is tax free.


POLICY LOANS

In general, interest on a policy loan will not be deductible. Moreover, the tax consequences associated with a low cost loan such as the loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.


If a loan from a policy is outstanding when the policy is canceled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.



SECTION 1035 EXCHANGES

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy, or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.


TAX-EXEMPT POLICY OWNERS

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.


POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.


CHANGES TO COMPLY WITH THE LAW

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments, or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may:
     o     make changes to your policy or its riders; or
     o take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.


The tax law limits the mortality charge used to calculate whether your policy qualifies as life insurance for federal income tax purposes. We must base these calculations on reasonable mortality charges expected to be paid. The Treasury issued proposed regulations on what it considers reasonable mortality charges. We believe that the mortality charges used for your policy should meet the Treasury's current requirement for "reasonableness." We reserve the right to make changes to the mortality charges used in the calculation if future regulations have standards which make changes necessary in order to continue to qualify your policy as life insurance for federal income tax purposes.


Additionally, assuming that you do not want your policy to be or to become a modified endowment contract, we include a policy endorsement under which we have the right to amend your policy, including riders. We do this to attempt to enable your policy to continue to meet the seven-pay test for federal income tax purposes. If the policy premium you pay is more than the seven-pay limit, we have the right to remove any excess premium or to make any appropriate adjustments to your policy's account value and death benefit. It is not clear, however, whether we can take effective action pursuant to this endorsement under all possible circumstances to

--------------------------------------------------------------------------------
Strategic Benefit                       46
prevent a policy that has exceeded the premium limitation from being classified as a modified endowment contract.

Any increase in your death benefit will cause an increase in your cost of insurance charges.


OTHER

Policy owners may use our policies in various arrangements, including:
     o     qualified plans;
     o     non-qualified deferred compensation or salary continuance plans;
     o     split dollar insurance plans;
     o     executive bonus plans;
     o     retiree medical benefit plans; and
     o     other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

YOU SHOULD CONSULT QUALIFIED LEGAL OR TAX ADVISERS FOR COMPLETE INFORMATION ON FEDERAL, STATE, LOCAL, AND OTHER TAX CONSIDERATIONS.


--------------------------------------------------------------------------------
Strategic Benefit                       47

ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES, AND ACCUMULATED PREMIUMS


The following tables are intended to show how the policy works including how benefits and values can vary over time. Each table compares these values with total premiums we receive with interest. The policies illustrated use the following assumptions:



                                        Death         Stated        Scheduled        Target
                          Smoker*      Benefit        Death          Annual          Death

Gender       Age          Status       Option       Benefit         Premium        Benefit
------       ---          ------       ------       -------         -------        -------
 Male         45        Nonsmoker        1          $180,526        $10,000        $180,526
 Male         45        Nonsmoker        1          $90,263         $10,000        $180,526


* "Smoker" includes the use of cigarettes, cigars, pipes, chewing tobacco, nicotine chewing gum or patch, snuff or any other tobacco or nicotine-based product.


The tables show how death benefits, account values, and surrender values of a hypothetical policy could vary over an extended period of time, assuming the variable divisions had constant hypothetical gross annual investment returns of 0%, 12% or 6% over the periods indicated in each table. Values would differ from those shown in the tables if the annual investment returns were not constant. The amounts shown would differ if we had used female, unisex or smoker rates.


We illustrate premium payments as if they were made at the beginning of the year. The third column of each table shows what would happen if an amount equal to the assumed premiums earned interest, after taxes, of 5% compounded annually. These illustrations assume there are no policy loans.

The net investment return on your policy is lower than the gross investment return on the variable division as a result of the portfolio charge for management fees and portfolio expenses. We show the effect of the net investment return in the amounts for death benefits, account values and surrender values.


The tables reflect annual investment management fees of 0.71% of the portfolios' aggregate average daily net assets. This hypothetical rate is a simple average of the investment advisory fees applying to the investment portfolios for the year ending December 31, 1999. We assume other portfolio expenses at the rate of 0.24% of the portfolios' average daily net assets. This is an average of all the portfolios' other expenses for the year ending December 31, 1999, after expense reimbursements or waivers by investment portfolio managers have been made. The average of all portfolios' total expenses is 0.95%.

Actual fees vary by portfolio. The portfolio fees and expenses used in the illustrations are the net amounts shown after expense reimbursements or waivers by the portfolio's investment manager. Absent such expense reimbursements or waivers, the total average investment management fees, average other portfolio expenses and the average of all portfolios' total expenses used in the illustrations would have been higher (0.76%, 0.37% and 1.13%, respectively). The tables assume that the current expense reimbursement arrangements will continue. However, they may not continue through 2000.

The effect of these portfolio charges and expenses results in a net rate of return of:
     o     (0.95)% on a 0% gross rate of return;
     o     11.05% on a 12% gross rate of return; and
     o     5.05% on a 6% gross rate of return.



--------------------------------------------------------------------------------
Strategic Benefit                       48

The tables assume that charges have been deducted including deductions from premiums, cost of insurance rider charges, monthly deductions and annual deferred sales charge, mortality and expense risk charge, administrative and sales charges. The tables show charges at our current rates. The tables also show charges at the maximum rates we guarantee in our policies. SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE 41. The tables reflect that we do not currently charge against the separate account for state or federal taxes. If we charge for the taxes in the future, it will take a higher gross rate of return than the rates shown to produce the same death benefits, account values, and surrender values.

This Strategic Benefit policy is issued only to groups. For this policy, we generally deliver an illustration which shows a single life scheduled premium and risk class representative of the particular group covered by this policy. We base these hypothetical future benefits on both guaranteed and current cost factor assumptions and actual account value. However, if we are asked to do so, we will provide personal illustrations based on:
     o     each insured person's age and gender;
     o     standard premium class assumptions;
     o     initial stated death benefit;
     o     the chosen death benefit option;
     o     scheduled premiums consistent with the policy form; and
     o     special features elected on each policy.


--------------------------------------------------------------------------------
Strategic Benefit                       49

PROSPECT:  INSURED PERSON'S NAME

MALE 45 NONSMOKER                                             PRESENTED BY:


                                  SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE


STATED DEATH BENEFIT:  $180,526                           DEATH BENEFIT OPTION 1
                                                        ANNUAL PREMIUM:  $10,000

                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                           ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                        -----------0.00%--------         ---------12.00%---------        -----------6.00%----------
                        PREMIUM                   CASH                             CASH                             CASH
                      ACCUMULATED     ACCOUNT     SURR      DEATH      ACCOUNT     SURR      DEATH       ACCOUNT    SURR      DEATH
  YEAR    PREMIUMS       AT 5%         VALUE     VALUE     BENEFIT      VALUE     VALUE     BENEFIT       VALUE    VALUE     BENEFIT


    1      10000          10500         8514      8514     180526         9600      9600    180526         9057      9057    180526
    2      10000          21525        16704     16704     180526        19983     19983    180526        18311     18311    180526
    3      10000          33101        24725     24725     180526        31409     31409    180526        27934     27934    180526
    4      10000          45256        32584     32584     180526        43996     43996    180526        37950     37950    180526
    5      10000          58019        40282     40282     180526        57873     57873    180526        48380     48380    180526
    6      10000          71420        47823     47823     180526        73187     73187    184579        59248     59248    180526
    7      10000          85491        55207     55207     180526        89880     89880    220116        70577     70577    180526
    8       --            89766        52982     52982     180526        97624     97624    232151        72371     72371    180526
    9       --            94254        50856     50856     180526       106202    106202    245433        74355     74355    180526

   10       --            98967        48640     48640     180526       115483    115483    259374        76348     76348    180526
   15       --           126309        36305     36305     180526       176658    176658    346602        87532     87532    180526
   20       --           161206        18948     18948     180526       267222    267222    462829        98907     98907    180526
   25       --           205744         --        --         --         409525    409525    634763       113013    113013    180526
   30       --           262588         --        --         --         617891    617891    868754       127556    127556    180526

 AGE 65     --           169267        14553     14553     180526       291371    291371    493000       101684    101684    180526

The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.


The hypothetical gross rates of return shown are illustrative only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including selected investment allocations and investment experience. No representation is made that these hypothetical gross investment returns can be achieved or sustained over any period of time.


The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Strategic Benefit                       50

PROSPECT:  INSURED PERSON'S NAME

MALE 45 NONSMOKER                                               PRESENTED BY:


                                  SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE


STATED DEATH BENEFIT:  $180,526                           DEATH BENEFIT OPTION 1
                                                        ANNUAL PREMIUM:  $10,000

                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                        -----------0.00%--------         ---------12.00%---------        -----------6.00%----------
                        PREMIUM                   CASH                             CASH                             CASH
                      ACCUMULATED     ACCOUNT     SURR      DEATH      ACCOUNT     SURR      DEATH       ACCOUNT    SURR      DEATH
  YEAR    PREMIUMS       AT 5%         VALUE     VALUE     BENEFIT      VALUE     VALUE     BENEFIT       VALUE    VALUE     BENEFIT


    1      10000          10500         9153      9153     180526        10278     10278    180526         9716      9716    180526
    2      10000          21525        17979     17979     180526        21411     21411    180526        19661     19661    180526
    3      10000          33101        26635     26635     180526        33659     33659    180526        30010     30010    180526
    4      10000          45256        35125     35125     180526        47139     47139    180526        40779     40779    180526
    5      10000          58019        43452     43452     180526        61981     61981    180526        51991     51991    180526
    6      10000          71420        51623     51623     180526        78317     78317    197515        63666     63666    180526
    7      10000          85491        59637     59637     180526        96249     96249    235715        75823     75823    185691
    8       --            89766        58104     58104     180526       105442    105442    250740        78521     78521    186723
    9       --            94254        56743     56743     180526       115714    115714    267415        81495     81495    188334

   10       --            98967        55375     55375     180526       126976    126976    285188        84571     84571    189947
   15       --           126309        48862     48862     180526       204089    204089    400422       102804    102804    201702
   20       --           161206        40891     40891     180526       325948    325948    564543       124152    124152    215032
   25       --           205744        31122     31122     180526       531339    531339    823576       153041    153041    237214
   30       --           262588        15701     15701     180526       859540    859540   1208514       187240    187240    263259

 AGE 65     --           169267        39231     39231     180526       359606    359606    608453       129525    129525    219157

The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.


The hypothetical gross rates of return shown are illustrative only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including selected investment allocations and investment experience. No representation is made that these hypothetical gross investment returns can be achieved or sustained over any period of time.


The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Strategic Benefit                       51

PROSPECT:  INSURED PERSON'S NAME

MALE 45 NONSMOKER                                            PRESENTED BY:


                                  SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE


STATED DEATH BENEFIT:  $90,263                            DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER:  $90,263                 ANNUAL PREMIUM:  $10,000

                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                           ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                        -----------0.00%--------         ---------12.00%---------        -----------6.00%----------
                        PREMIUM                   CASH                             CASH                             CASH
                      ACCUMULATED     ACCOUNT     SURR      DEATH      ACCOUNT     SURR      DEATH       ACCOUNT    SURR      DEATH
  YEAR    PREMIUMS       AT 5%         VALUE     VALUE     BENEFIT      VALUE     VALUE     BENEFIT       VALUE    VALUE     BENEFIT


    1      10000          10500         8608      8608     180526         9711      9711    180526         9160      9160    180526
    2      10000          21525        16693     16693     180526        19996     19996    180526        18311     18311    180526
    3      10000          33101        24601     24601     180526        31303     31303    180526        27818     27818    180526
    4      10000          45256        32338     32338     180526        43782     43782    180526        37716     37716    180526
    5      10000          58019        39930     39930     180526        57583     57583    180526        48050     48050    180526
    6      10000          71420        47385     47385     180526        72865     72865    183766        58851     58851    180526
    7      10000          85491        54700     54700     180526        89537     89537    219277        70147     70147    180526
    8       --            89766        52380     52380     180526        97259     97259    231282        71901     71901    180526
    9       --            94254        50124     50124     180526       105804    105804    244513        73833     73833    180526

   10       --            98967        47744     47744     180526       115050    115050    258403        75768     75768    180526
   15       --           126309        34037     34037     180526       175994    175994    345300        86526     86526    180526
   20       --           161206        14389     14389     180526       266217    266217    461087        97134     97134    180526
   25       --           205744         --        --         --         407982    407982    632372       109742    109742    180526
   30       --           262588         --        --         --         615561    615561    865479       121309    121309    180526

 AGE 65     --           169267         9337      9337     180526       290274    290274    491144        99680     99680    180526

The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.


The hypothetical gross rates of return shown are illustrative only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including selected investment allocations and investment experience. No representation is made that these hypothetical gross investment returns can be achieved or sustained over any period of time.


The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Strategic Benefit                       52

PROSPECT:  INSURED PERSON'S NAME

MALE 45 NONSMOKER                                             PRESENTED BY:


                                  SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE


STATED DEATH BENEFIT:  $90,263                            DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER:  $90,263                 ANNUAL PREMIUM:  $10,000

                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                        -----------0.00%--------         ---------12.00%---------        -----------6.00%----------
                        PREMIUM                   CASH                             CASH                             CASH
                      ACCUMULATED     ACCOUNT     SURR      DEATH      ACCOUNT     SURR      DEATH       ACCOUNT    SURR      DEATH
  YEAR    PREMIUMS       AT 5%         VALUE     VALUE     BENEFIT      VALUE     VALUE     BENEFIT       VALUE    VALUE     BENEFIT


    1      10000          10500         9350      9350     180526        10499     10499    180526         9924      9924    180526
    2      10000          21525        18180     18180     180526        21662     21662    180526        19886     19886    180526
    3      10000          33101        26839     26839     180526        33943     33943    180526        30251     30251    180526
    4      10000          45256        35332     35332     180526        47461     47461    180526        41039     41039    180526
    5      10000          58019        43664     43664     180526        62344     62344    180526        52270     52270    180526
    6      10000          71420        51838     51838     180526        78724     78724    198541        63965     63965    180526
    7      10000          85491        59856     59856     180526        96705     96705    236830        76142     76142    186471
    8       --            89766        58326     58326     180526       105950    105950    251948        78860     78860    187528
    9       --            94254        56961     56961     180526       116272    116272    268704        81846     81846    189147

   10       --            98967        55591     55591     180526       127589    127589    286564        84937     84937    190768
   15       --           126309        49061     49061     180526       205076    205076    402359       103250    103250    202577
   20       --           161206        41075     41075     180526       327527    327527    567277       124692    124692    215967
   25       --           205744        31295     31295     180526       533915    533915    827568       153709    153709    238249
   30       --           262588        15860     15860     180526       863709    863709   1214375       188058    188058    264410

 AGE 65     --           169267        39413     39413     180526       361348    361348    611401       130089    130089    220111

The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.


The hypothetical gross rates of return shown are illustrative only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including selected investment allocations and investment experience. No representation is made that these hypothetical gross investment returns can be achieved or sustained over any period of time.


The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Strategic Benefit                       53

ADDITIONAL INFORMATION

DIRECTORS AND OFFICERS

Security Life's address and the business address of each director and principal officer named, except as noted with one or two asterisks (*/**), is Security Life Center, 1290 Broadway, Denver, Colorado 80203-5699. The business address of each person with one asterisk (*) is ING North America Insurance Corporation, 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390. The business address of each person with two asterisks (**) is Security Life of Denver Insurance Company, 9140 Arrowpoint Blvd., Suite 400, Charlotte, North Carolina 28273.


Name and Principal
Business and Address           Position and Offices with Security Life of Denver
--------------------           -------------------------------------------------


Stephen M. Christopher         Chairman, President and Chief Executive Officer

Jess A. Skriletz               Director, Chief Executive Officer and General
                                       Manager, ING Reinsurance and ING
                                       Institutional Markets

Michael W. Cunningham*         Director, Executive Vice President

Mark A. Tullis*                Director

P. Randall Lowery*             Director

Thomas F. Conroy               President, ING Reinsurance International

Gregory G. McGreevey           President, ING Institutional Markets

Jerome J. Cwiok*               Executive Vice President and Chief Operating
                                       Officer

James L. Livingston, Jr.       Executive Vice President, CFO and Chief Actuary

Jeffrey R. Messner             Executive Vice President and Chief Marketing
                                       Officer

John R. Barmeyer*              Senior Vice President, ING US Legal Services

Peter Bell                     Senior Vice President, Risk Selection and
                                       Medical Director, ING Reinsurance

Wayne D. Bidelman              Senior Vice President, CCRC

R. Thomas Daniel*              Senior Vice President, Marketing

Arnold A. Dicke                Senior Vice President and Chief Actuary, ING
                                       Reinsurance

Charles E. LeDoyen**           Senior Vice President, Structured Settlements

Terry L. Morrison              Senior Vice President, New Business Operations

Derek J. Reynolds*             Senior VP and Chief Information Officer

Jeffrey W. Seel*               Senior Vice President, Chief Investment Officer

Mark A. Smith                  Senior Vice President, Insurance Services

Lawrence D. Taylor             Senior Vice President, Product Management

William D. Tyler*              Senior Vice President, Chief Information Officer

Gretta Ytterbo                 Senior Vice President, ING US Legal Services

Gary W. Waggoner               Vice President, General Counsel and Corporate
                                       Secretary


--------------------------------------------------------------------------------
Strategic Benefit                       54

REGULATION

We are regulated and supervised by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.


LEGAL MATTERS

The legal matters in connection with the policy described in this prospectus have been passed on by the General Counsel of Security Life. Sutherland Asbill & Brennan LLP has provided advice on certain matters relating to the federal securities laws.


LEGAL PROCEEDINGS

Security Life, as an insurance company, is ordinarily involved in litigation. We do not believe that any current litigation is material to Security Life's ability to meet its obligations under the policy or to the separate account, and we do not expect to incur significant losses from such actions. ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.


EXPERTS

The consolidated financial statements of Security Life of Denver Insurance Company and Subsidiaries at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and the financial statements of the Security Life Separate Account L1 at December 31, 1999, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Actuarial matters in this prospectus have been examined by James L. Livingston, Jr., F.S.A., M.A.A.A., who is Executive Vice President, CFO and Chief Actuary of Security Life. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.


REGISTRATION STATEMENT

We have filed a Registration Statement relating to the separate account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.



--------------------------------------------------------------------------------
Strategic Benefit                       55

                              FINANCIAL STATEMENTS





The consolidated financial statements of Security Life of Denver Insurance Company and Subsidiaries ("Security Life and Subsidiaries") at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, are prepared in accordance with accounting principles generally accepted in the United States and start on page 57.

The financial statements included for the Security Life Separate Account L1 at December 31, 1999 and for each of the three years in the period ended December 31, 1999, are prepared in accordance with accounting principles generally accepted in the United States and represent those divisions that had commenced operations by that date.

The consolidated financial statements of Security Life and Subsidiaries, as well as the financial statements included for the Security Life Separate Account L1 referred to above have been audited by Ernst & Young LLP. The consolidated financial statements of Security Life and Subsidiaries should be distinguished from the financial statements of the Security Life Separate Account L1 and should be considered only as bearing upon the ability of Security Life and Subsidiaries to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the divisions of Security Life Separate Account L1.


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Strategic Benefit                       56

                                    Consolidated Financial Statements

                                    Security Life of Denver
                                    Insurance Company
                                    and Subsidiaries


                                    Years ended December 31, 1999, 1998 and 1997 with Report of Independent Auditors








--------------------------------------------------------------------------------
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



           Security Life of Denver Insurance Company and Subsidiaries

                        Consolidated Financial Statements


                  Years ended December 31, 1999, 1998 and 1997





                                    CONTENTS

Report of Independent Auditors ...............................................59

Audited Consolidated Financial Statements

Consolidated Balance Sheets ..................................................60
Consolidated Statements of Income ............................................62
Consolidated Statements of Comprehensive Income...............................63
Consolidated Statements of Stockholder's Equity ..............................64
Consolidated Statements of Cash Flows ........................................65
Notes to Consolidated Financial Statements ...................................67



--------------------------------------------------------------------------------
Strategic Benefit                       58

                         Report of Independent Auditors

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying consolidated balance sheets of Security Life of Denver Insurance Company (a wholly owned subsidiary of ING America Insurance Holdings, Inc.) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Life of Denver Insurance Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                        /s/ Ernst & Young LLP
April 14, 2000



--------------------------------------------------------------------------------
Strategic Benefit                       59

           Security Life of Denver Insurance Company and Subsidiaries

                           Consolidated Balance Sheets

                             (Dollars in Thousands)



                                                                    DECEMBER 31
                                                                 1999            1998
                                                              ------------ ---------------
ASSETS
Investments (Notes 2 and 3):
   Fixed maturities, at fair value (amortized cost:
     1999--$3,649,485; 1998--$3,383,582)                       $ 3,486,939     $ 3,503,530
   Equity securities, at fair value (cost: 1999--$5,161;
     1998--$6,761)                                                   7,944           8,400
   Mortgage loans on real estate                                 1,006,443         784,108
   Investment real estate, at cost, less accumulated
     depreciation (1999--$561; 1998--$706)                           1,028           1,740
   Policy loans                                                    961,586         925,623
   Other long-term investments                                      37,284          17,671
   Short-term investments                                          186,917             747
                                                              ------------ ---------------
Total investments                                                5,688,141       5,241,819

Cash                                                                48,630          31,644
Accrued investment income                                           78,866          52,440
Reinsurance recoverable:
   Paid benefits                                                    19,738          11,364
   Unpaid benefits                                                  28,060          24,312
Prepaid reinsurance premiums (Note 8)                            3,666,882       3,329,901
Deferred policy acquisition costs (DPAC)                           982,713         778,126
Property and equipment, at cost, less accumulated
   depreciation (1999--$28,522; 1998--$25,981)                      34,704          36,141
Federal income tax recoverable (Note 9)                             27,663               -
Indebtedness from related parties                                   33,220           4,339
Other assets                                                       134,913         113,019
Separate account assets (Note 6)                                   644,975         423,474





                                                              ------------ ---------------
Total assets                                                   $11,388,505     $10,046,579
                                                              ============ ===============



--------------------------------------------------------------------------------
Strategic Benefit                       60


                                                                                   DECEMBER 31
                                                                            1999                 1998
                                                                    -------------------- --------------------
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
   Future policy benefits:
     Life and annuity reserves                                               $ 5,313,006          $ 4,857,141
     Guaranteed investment contracts                                           3,885,219            3,210,012
     Policyholders' funds                                                         79,648               81,064
     Advance premiums                                                                192                  272
     Accrued dividends and dividends on deposit                                   21,603               21,268
     Policy and contract claims                                                  155,679              130,100
                                                                    -------------------- --------------------
   Total future policy benefits                                                9,455,347            8,299,857

   Accounts payable and accrued expenses                                         126,857              108,165
   Indebtedness to related parties                                                34,231               13,755
   Long-term debt to related parties (Note 10)                                   100,000              100,000
   Accrued interest on long-term debt to related
     parties (Note 10)                                                            11,098                5,387
   Other liabilities                                                              98,225              109,593
   Federal income taxes payable (Note 9)                                               -                  106
   Deferred federal income taxes (Note 9)                                         18,679               60,062
   Separate account liabilities (Note 6)                                         644,975              423,474
                                                                    -------------------- --------------------
Total liabilities                                                             10,489,412            9,120,399

Commitments and contingencies
   (Notes 8 and 13)

Stockholder's equity (Note 11):
   Common stock, $20,000 par value:
     Authorized--149 shares
     Issued and outstanding--144 shares                                            2,880                2,880
   Additional paid-in capital                                                    345,722              315,722
   Retained earnings                                                             614,785              563,553
   Accumulated other comprehensive income (loss)                                 (64,294)              44,025
                                                                    -------------------- --------------------
Total stockholder's equity                                                       899,093              926,180
                                                                    -------------------- --------------------
Total liabilities and stockholder's equity                                   $11,388,505          $10,046,579
                                                                    ==================== ====================


See accompanying notes.

--------------------------------------------------------------------------------
Strategic Benefit                       61

           Security Life of Denver Insurance Company and Subsidiaries

                        Consolidated Statements of Income

                             (Dollars in Thousands)



                                                                                YEAR ENDED DECEMBER 31
                                                                         1999             1998             1997
                                                                   ---------------- ---------------- ----------------

Revenues:
   Traditional life insurance premiums                                  $   104,133        $ 120,675       $  122,429
   Universal life and investment product charges                            247,066          229,226          217,108
   Reinsurance premiums assumed                                             526,563          431,267          446,434
                                                                   ---------------- ---------------- ----------------
                                                                            877,762          781,168          785,971
   Reinsurance premiums ceded                                              (147,068)        (143,211)        (124,815)
                                                                   ---------------- ---------------- ----------------
                                                                            730,694          637,957          661,156

   Net investment income                                                    394,167          361,996          340,898
   Net realized gains (losses) on investments                               (39,495)          10,818           28,645
   Other revenues                                                            18,304           11,771            6,743
                                                                   ---------------- ---------------- ----------------
                                                                          1,103,670        1,022,542        1,037,442
Benefits and expenses:
   Benefits:
     Traditional life insurance:
       Death benefits                                                       357,472          239,921          299,305
       Other benefits                                                        72,286           77,209           79,849
     Universal life and investment contracts:
       Interest credited to account balances                                258,167          236,136          217,614
       Death benefits incurred in excess of account
         balances                                                            95,444           63,103           73,260
     Increase in future policy benefits                                      95,511          102,875           72,685
     Reinsurance recoveries                                                (127,238)         (84,506)         (98,376)
     Product conversions                                                      3,701           10,578            7,014
                                                                   ---------------- ---------------- ----------------
                                                                            755,343          645,316          651,351
   Expenses:
     Commissions                                                             81,539           49,569           46,516
     Insurance operating expenses                                            91,172          125,194           89,075
     Amortization of deferred policy acquisition costs                       98,051          105,639          116,495
                                                                   ---------------- ---------------- ----------------
                                                                          1,026,105          925,718          903,437
                                                                   ---------------- ---------------- ----------------

Income before federal income taxes                                           77,565           96,824          134,005
Federal income taxes (Note 9)                                                26,333           34,066           47,019
                                                                   ---------------- ---------------- ----------------
Net income                                                               $   51,232        $  62,758       $   86,986
                                                                   ================ ================ ================


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                       62

           Security Life of Denver Insurance Company and Subsidiaries

                 Consolidated Statements of Comprehensive Income

                             (Dollars in Thousands)



                                                                                 YEAR ENDED DECEMBER 31
                                                                         1999             1998             1997
                                                                   ---------------- ---------------- ----------------

Net income                                                                $  51,232         $ 62,758         $ 86,986
                                                                   ---------------- ---------------- ----------------

Other comprehensive income:
   Unrealized gains (losses) on securities:
     Net change in unrealized holding gains (losses), net of tax           (150,423)         (11,251)          28,367
     Reclassification adjustment for realized gains
       included in net income, net of tax                                   (32,454)          (5,010)          (4,601)
     Effect on DPAC of unrealized gains and
       losses on fixed maturities, net of tax                                82,098            7,236          (37,522)
     Reclassification effect on DPAC of realized gains
       and losses included in net income, net of tax                         (7,073)           3,075            5,976
   Net change in pension liability, net of tax                                 (467)            (963)               -
                                                                   ---------------- ---------------- ----------------

Total other comprehensive income (loss)                                    (108,319)          (6,913)          (7,780)
                                                                   ---------------- ---------------- ----------------

Comprehensive income (loss)                                               $ (57,087)        $ 55,845         $ 79,206
                                                                   ================ ================ ================


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                       63

           Security Life of Denver Insurance Company and Subsidiaries

                 Consolidated Statements of Stockholder's Equity

                             (Dollars in Thousands)



                                                                              YEAR ENDED DECEMBER 31
                                                                     1999               1998              1997
                                                              ================== ================= ==================

Common stock:
   Balance at beginning and end of year                                 $  2,880          $  2,880           $  2,880
                                                              ================== ================= ==================

Additional paid-in capital:
   Balance at beginning of year                                         $315,722          $315,722           $302,722
   Capital contributions                                                  30,000                 -             13,000
                                                              ------------------ ----------------- ------------------
   Balance at end of year                                               $345,722          $315,722           $315,722
                                                              ================== ================= ==================

Accumulated other comprehensive income (loss):
   Net unrealized gains on investments:
     Balance at beginning of year                                       $ 44,988          $ 50,938           $ 58,718
     Unrealized gains (losses) on securities:
       Change in unrealized gains (losses),
         net of tax                                                     (182,877)          (16,261)            23,766
       Effect on DPAC of unrealized gains and
         losses on fixed maturities, net of tax                           75,025            10,311            (31,546)
                                                              ------------------ ----------------- ------------------
     Balance at end of year                                              (62,864)           44,988             50,938

   Accumulated net pension liability:
     Balance at beginning of year                                           (963)                -                  -
     Net change in pension liability, net of tax                            (467)             (963)                 -
                                                              ------------------ ----------------- ------------------
     Balance at end of year                                               (1,430)             (963)                 -
                                                              ------------------ ----------------- ------------------

Total accumulated other comprehensive
   income (loss)                                                        $(64,294)         $ 44,025           $ 50,938
                                                              ================== ================= ==================

Retained earnings:
   Balance at beginning of year                                         $563,553          $500,795           $413,809
   Net income                                                             51,232            62,758             86,986
                                                              ------------------ ----------------- ------------------
   Balance at end of year                                               $614,785          $563,553           $500,795
                                                              ================== ================= ==================

Total stockholder's equity                                              $899,093          $926,180           $870,335
                                                              ================== ================= ==================


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                       64

           Security Life of Denver Insurance Company and Subsidiaries

                      Consolidated Statements of Cash Flows

                             (Dollars in Thousands)



                                                                             YEAR ENDED DECEMBER 31
                                                                  1999               1998                1997
                                                            ----------------- ------------------- -------------------
OPERATING ACTIVITIES

Net income                                                         $   51,232          $   62,758          $   86,986
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Increase in future policy benefits                               624,769             874,765             995,632
     Net (increase) decrease in federal income taxes                  (69,152)             12,061             (12,317)
     Increase in accounts payable and accrued
       expenses                                                         6,088              55,361              21,033
     Increase in accrued interest on long-term debt                     5,711                 259               1,428
     Increase in accrued investment income                            (26,426)             (2,714)             (4,300)
     (Increase) decrease in reinsurance recoverable                   (12,122)             (9,518)              3,733
     Increase in prepaid reinsurance premiums                        (336,981)           (585,038)           (793,851)
     Net realized investment (gains) losses                            39,495             (10,818)            (28,645)
     Depreciation and amortization expense                              2,567               3,174               3,630
     Policy acquisition costs deferred                               (187,214)           (184,993)           (174,374)
     Amortization of deferred policy acquisition
       costs                                                           98,049             105,639             116,495
     Increase in accrual for postretirement benefits                      769                 675                 557
     Other, net                                                        51,980              (7,053)             43,538
                                                            ----------------- ------------------- -------------------
Net cash provided by operating activities                             248,765             314,558             259,545

INVESTING ACTIVITIES
Securities available-for-sale:
   Sales:
     Fixed maturities                                               2,300,734           5,015,989           2,279,598
     Equity securities                                                  2,053               2,251                 648
   Maturities--fixed maturities                                       193,664             274,463             410,632
   Purchases:
     Fixed maturities                                              (2,816,711)         (5,670,994)         (2,919,145)
     Equity securities                                                      -              (2,089)             (2,561)
Sale, maturity or repayment of investments:
   Mortgage loans on real estate                                       47,851              51,235              38,756
   Investment real estate                                               1,109                   -                   -
   Other long-term investments                                         70,790              10,678               2,002


--------------------------------------------------------------------------------
Strategic Benefit                       65

           Security Life of Denver Insurance Company and Subsidiaries

                             (Dollars in Thousands)



                                                                             YEAR ENDED DECEMBER 31
                                                                  1999               1998                1997
                                                            ----------------- ------------------- -------------------
Investing activities (continued)
Purchase or issuance of investments:
   Mortgage loans on real estate                                    $(271,686)          $(259,945)          $(163,528)
   Investment real estate                                                   -                 (13)                (35)
   Policy loans, net                                                  (35,963)            (50,218)            (80,094)
   Other long-term investments                                        (88,661)            (14,042)             (5,248)
   Short-term investments, net                                       (186,174)             55,115             (48,447)
Additions to property and equipment                                    (1,247)             (1,418)             (2,687)
Disposals of property and equipment                                       147                  68                 145
                                                            ----------------- ------------------- -------------------
Net cash used by investing activities                                (784,094)           (588,920)           (489,964)

Financing activities
(Decrease) increase in indebtedness to related parties                 (8,406)             29,156               5,217
Cash contributions from parent                                         30,000                   -              13,000
Receipts from interest-sensitive products
   credited to policyholder account balances                          829,493             505,728             555,223
Return of policyholder account balances on
   interest-sensitive policies                                       (298,772)           (251,177)           (334,543)
                                                            ----------------- ------------------- -------------------
Net cash provided by financing activities                             552,315             283,707             238,897
                                                            ----------------- ------------------- -------------------

Net increase in cash                                                   16,986               9,345               8,478
Cash at beginning of year                                              31,644              22,299              13,821
                                                            ----------------- ------------------- -------------------
Cash at end of year                                                 $  48,630           $  31,644           $  22,299
                                                            ================= =================== ===================


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                       66

           Security Life of Denver Insurance Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1999

1.  SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts and operations, after intercompany eliminations, of Security Life of Denver Insurance Company (Security Life) and its wholly owned subsidiaries: Midwestern United Life Insurance Company (Midwestern United); First ING Life Insurance Company of New York (First ING); First Secured Mortgage Deposit Corporation; Tailored Investment Notes Trust 1999-1 (Trust); and ING America Equities, Inc.

NATURE OF OPERATIONS

Security Life of Denver Insurance Company and its subsidiaries (the Company) is a wholly owned subsidiary of ING America Insurance Holdings, Inc. (ING America). The Company focuses on three markets, the advanced market, reinsurance to other insurers, and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate owned life insurance. These products include traditional life, interest-sensitive life, universal life and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia and the Virgin Islands. In the reinsurance market, the Company offers financial security to clients through a mix of total risk management and traditional life insurance services. In the investment products market, the Company offers guaranteed investment contracts, funding agreements and Trust notes to institutional buyers.

The significant accounting policies followed by the Company that materially affect the financial statements are summarized below:

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) which, as to the insurance companies included in the consolidation, differ from statutory accounting practices prescribed or permitted by state insurance regulatory authorities.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

--------------------------------------------------------------------------------
Strategic Benefit                       67

           Security Life of Denver Insurance Company and Subsidiaries

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING CHANGES

During 1998, the Company adopted FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which standardizes the disclosure requirements for pension and other postretirement benefits. This Statement is effective for years beginning after December 15, 1997, with the restatement of disclosures for prior periods provided for comparative purposes, unless prior period information is not readily available.

During 1998, the Company adopted FASB Statement No. 130, Reporting Comprehensive Income, which requires an entity to divide comprehensive income into net income and other comprehensive income in the period recognized. This Statement is effective for fiscal years beginning after December 15, 1997, with the restatement of prior period disclosures for comparative purposes. As a result of implementing this Statement, the Company has classified items of other comprehensive income by their nature in the statements of comprehensive income and the accumulated balance of other comprehensive income in the equity section of the balance sheet. This Statement affects the presentation of the financial statements, with no effect on the valuation of total stockholder's equity.

During 1999, the Company adopted Statement of Position 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments. This Statement is effective for fiscal years beginning after December 31, 1998 and requires a liability to be recognized for the future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and premiums written in each state. The Statement also requires that when it is probable a paid or accrued assessment will result in an amount that is recoverable from premium tax offsets or policy surcharges, an asset be recognized at the time the liability is recorded. Additional disclosures are also required, including the amount of the liability, the amount of the related asset for premium tax offsets or policy surcharges, the periods over which the assessments are expected to be paid, and the period over which the recorded premium tax offsets or policy surcharges are expected to be realized. Prior period financial statements presented for comparative purposes are not restated. The adoption of this Statement had no effect on the valuation of total stockholder's equity.


--------------------------------------------------------------------------------
Strategic Benefit                       68

           Security Life of Denver Insurance Company and Subsidiaries

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PENDING ACCOUNTING STANDARDS

During 1998, the FASB issued Statement No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, which establishes a new model for accounting and reporting for derivatives and hedging activities. Statement 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. Based on the type of hedging relationship (fair value, cash flow, or foreign currency), Statement 133 requires the recognition of offsetting changes in value or cash flows of both the derivative and the hedged item in earnings in the same period. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in Statement 133 are included in earnings in the period of change. During 1999, the FASB issued Statement 137 which delays the implementation of Statement 133 to years beginning after June 15, 2000. Upon the initial application of Statement 133, all derivatives are required to be recognized in the balance sheet as either assets or liabilities and measured at fair value. The Company plans to adopt this Statement during 2001, and the effect of implementation on the Company's financial statements has not yet been determined.

INVESTMENTS

Investments are presented on the following bases:

         The carrying value of fixed maturities depends on the classification of the security: securities held-to-maturity, securities available-for-sale, and trading securities. Management determines the appropriate classification of debt securities at the time of purchase.

         The Company does not hold any securities classified as held-to-maturity or trading securities.

         Debt securities and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, and deferred policy acquisition cost adjustments, reported net of tax as a component of other comprehensive income in stockholder's equity.



--------------------------------------------------------------------------------
Strategic Benefit                       69

           Security Life of Denver Insurance Company and Subsidiaries

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in net investment income as earned.

         Mortgage loans are carried at the unpaid balances less an allowance for credit losses. Investment real estate is carried at cost, less accumulated depreciation. Policy loans are carried at unpaid balances. Derivatives hedging fixed maturity assets are reported on the balance sheet at market value with fixed maturity securities. Derivatives hedging liabilities are reported on the balance sheet at amortized cost with other investments.

         Realized gains and losses, and declines in value judged to be other-than-temporary are included in net realized gains on investments. The cost of securities sold is based on the specific identification method.

RECOGNITION OF PREMIUM REVENUES

Premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist principally of whole life insurance policies, are recognized as revenue when due. Revenues for universal life insurance policies and for investment products consist of policy charges for the cost of insurance, policy administration charges, and surrender charges assessed against policyholder account balances during the year.

DEFERRED POLICY ACQUISITION COSTS

Commissions, reinsurance allowances, and other costs of acquiring traditional life insurance, including reinsurance assumed, universal life insurance (including interest-sensitive products) and investment products that vary with and are primarily related to the production of new and renewal business, have been deferred. Traditional life insurance acquisition costs are being amortized using assumptions consistent with those used in computing policy benefit reserves. The period of amortization is normally over the premium-paying period. In the case of policies with no first-year premium, the period of amortization includes the first year, in addition to the premium-paying period. For universal life insurance and investment products, acquisition costs are being amortized generally in proportion to the present value (using the assumed crediting rate) of expected gross margins from surrender charges, investments, mortality, and expenses. This amortization is adjusted retrospectively when estimates of current or future gross margins to be realized from a group of products are revised.

--------------------------------------------------------------------------------
Strategic Benefit                       70

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred policy acquisition costs are adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. The Company has reflected those adjustments in the asset balance with the offset as a direct adjustment to accumulated other comprehensive income in stockholder's equity.

FUTURE POLICY BENEFITS

Benefit reserves for traditional life insurance products (other than reinsurance assumed) are computed using a net level premium method including assumptions as to investment yields, mortality, withdrawals and other assumptions based on Company and industry experience. These assumptions include provisions for adverse deviation and are modified as necessary to reflect anticipated trends. Reserve interest assumptions are those deemed appropriate at the time of policy issue, and range from 3% to 7.5%. Policy benefit claims are charged to expense in the year that the claims are incurred.

Benefit reserves for reinsurance assumed are computed using pricing assumptions with provisions for adverse deviation. Benefits for level-term reinsurance assumed are computed to recognize profits in proportion with revenue. Benefit reserves for all other reinsurance assumed are computed to recognize profits in proportion to the coverage provided.

Benefit reserves for universal life-type policies (including fixed premium interest-sensitive products) and investment products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred during the year in excess of related policy account balances. Interest crediting rates for universal life and investment products range from 3.51% to 7.61% during 1999, 3.80% to 7.81% during 1998, and 4.60% to 7.81% during 1997.

Included in life and annuity reserves is an unearned revenue reserve that reflects the unamortized balance of excess heaped expense loads over ultimate renewal expense loads on universal life and investment products. These excess fees have been deferred and are being recognized in income over the periods benefited, using the same assumptions and factors used to amortize deferred policy acquisition costs.


--------------------------------------------------------------------------------
Strategic Benefit                       71

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

POLICY AND CONTRACT CLAIMS

The liabilities for unpaid claims include estimates of amounts due on reported claims and claims that have been incurred but were not reported as of December
31. Such estimates are based on actuarial projections applied to historical claim payment data and are considered reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost less accumulated depreciation. Impairment losses are recorded when indicators of impairment are present and the estimated undiscounted cash flows are less than the assets' carrying value. Depreciation for major classes of assets is calculated on a straight-line basis.

PARTICIPATING INSURANCE

The Company accrues a liability for earnings on participating policies that cannot inure to the benefit of the Company's stockholder. The liability is determined based on earnings on participating policies in excess of 10% of profits on participating business before payment of policyholder dividends. The liability for these undistributed earnings was $5,497,000 and $5,816,000 at December 31, 1999 and 1998, respectively. Participating business approximates
 .2% of the Company's ordinary life insurance in force and 1.5% of premium income. Earnings for participating insurance are based on the actual earnings of the participation block of policies. Expenses and taxes are allocated based on the amount of participating insurance in force. Investment income is allocated based on the yield of the participating investment portfolio. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $3,424,000, $3,233,000, and $3,377,000 were incurred in 1999, 1998, and 1997, respectively.

FEDERAL INCOME TAXES

Deferred federal income taxes have been provided or credited to reflect significant temporary differences between income reported for tax and financial reporting purposes using reasonable assumptions.

--------------------------------------------------------------------------------
Strategic Benefit                       72

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH FLOW INFORMATION

Cash includes cash on hand and demand deposits. Included as a component of operating activities is interest paid of $2,672,000, $10,121,000, and $10,110,000 for 1999, 1998, and 1997, respectively.

GUARANTY FUND ASSESSMENTS

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The guaranty fund assessment liability at December 31, 1999 and 1998 was $17,644,000 and $13,338,000, respectively. The assessment is expected to be paid over the next five or more years. The related premium tax credit offsets are $15,339,000 and $11,891,000 at December 31, 1999 and 1998, respectively. The premium tax credit offsets are expected to be realized over the next five years.

RECLASSIFICATIONS

Certain amounts in the 1997 financial statements have been reclassified to conform to the 1999 and 1998 presentation.











--------------------------------------------------------------------------------
Strategic Benefit                       73

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS

The amortized cost and fair value of investments in fixed maturities and equity securities are as follows at December 31, 1999 and 1998:


                                                                        DECEMBER 31, 1999
                                              ------------------------------------------------------------------------
                                                      Cost or            Gross              Gross
                                                      amortized         unrealized        unrealized           Fair
                                                        cost              gains             losses             value
                                              ----------------- ------------------ ----------------- -----------------
                                                                      (Dollars in thousands)


Available-for-sale:
   U.S. Treasury securities and obligations
       of U.S. government corporations and
       agencies                                      $   98,354            $    42          $  7,795        $   90,601
   States, municipalities and political
       subdivisions                                      21,412                  -             4,408            17,004
   Public utilities securities                          276,742                272            19,532           257,482
   Debt securities issued by foreign
       governments                                          452                  -                 -               452
   Corporate securities                               1,431,446              4,131            77,293         1,358,284
   Mortgage-backed securities                         1,075,807             24,064            56,493         1,043,378
   Other asset-backed securities                        745,231              7,626            33,635           719,222
   Redeemable preferred stocks                                -                  -                 -                 -
   Derivatives hedging fixed maturities
       (Note 3)                                              41                475                 -               516
                                              ----------------- ------------------ ----------------- -----------------
   Total fixed maturities                             3,649,485             36,610           199,156         3,486,939

   Preferred stocks (nonredeemable)                       2,651                329                24             2,956
   Common stocks                                          2,510              2,573                95             4,988
                                              ----------------- ------------------ ----------------- -----------------
   Total equity securities                                5,161              2,902               119             7,944
                                              ----------------- ------------------ ----------------- -----------------
Total                                                $3,654,646            $39,512          $199,275        $3,494,883
                                              ================= ================== ================= =================


--------------------------------------------------------------------------------
Strategic Benefit                       74

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)


                                                                        DECEMBER 31, 1998
                                              ---------------------------------------------------------------------
                                                   Cost or            Gross              Gross
                                                  amortized         unrealized        unrealized           Fair
                                                    cost              gains             losses             value
                                              ----------------- ------------------ ----------------- -----------------
                                                                      (Dollars in thousands)


Available-for-sale:
   U.S. Treasury securities and obligations
       of U.S. government corporations and
       agencies                                      $  166,611           $  3,829           $   589        $  169,851
   States, municipalities and political
       subdivisions                                      23,368                959             1,803            22,524
   Public utilities securities                          172,968              4,885               904           176,949
   Debt securities issued by foreign
       governments                                          952                  -                 -               952
   Corporate securities                               1,251,462             46,292            23,512         1,274,242
   Mortgage-backed securities                         1,132,058             75,159             6,922         1,200,295
   Other asset-backed securities                        635,539             19,968             3,578           651,929
   Redeemable preferred stocks                              312                 42                 -               354
   Derivatives hedging fixed maturities
       (Note 3)                                             312              6,434               312             6,434
                                              ----------------- ------------------ ----------------- -----------------
   Total fixed maturities                             3,383,582            157,568            37,620         3,503,530

   Preferred stocks (nonredeemable)                       4,251                  6                52             4,205
   Common stocks                                          2,510              1,780                95             4,195
                                              ----------------- ------------------ ----------------- -----------------
   Total equity securities                                6,761              1,786               147             8,400
                                              ----------------- ------------------ ----------------- -----------------
Total                                                $3,390,343           $159,354           $37,767        $3,511,930
                                              ================= ================== ================= =================







--------------------------------------------------------------------------------
Strategic Benefit                       75

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)

The amortized cost and fair value of investments in fixed maturities at December 31, 1999, by contractual maturity, are shown in the following table (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                               AMORTIZED
                                                  COST              FAIR VALUE
                                            --------------- --------------------

Available for sale:
   Due in one year or less                    $       9,637        $       9,174
   Due after one year through five years            247,473              245,401
   Due after five years through ten years           749,169              716,715
   Due after ten years                              822,127              752,532
                                            --------------- --------------------
                                                  1,828,406            1,723,822

Mortgage-backed securities                        1,075,807            1,043,379
Other asset-backed securities                       745,231              719,222
Derivatives                                              41                  516
                                            --------------- --------------------
Total available-for-sale                         $3,649,485           $3,486,939
                                            =============== ====================

Changes in unrealized gains (losses) on investments in available-for-sale securities for the years ended December 31, 1999, 1998 and 1997 are summarized as follows (in thousands):


                                                                      DECEMBER 31, 1999
                                                 --------------------------------------------------------------
                                                            Fixed                Equity               Total
                                                 -------------------- -------------------- --------------------

Gross unrealized gains                                      $  36,610               $2,902            $  39,512
Gross unrealized (losses)                                    (199,156)                (119)            (199,275)
                                                 -------------------- -------------------- --------------------
Net unrealized gains (losses)                                (162,546)               2,783             (159,763)
Deferred income tax                                            56,891                 (974)              55,917
                                                 -------------------- -------------------- --------------------
Net unrealized gains (losses) after taxes                    (105,655)               1,809             (103,846)
Less:
   Balance at beginning of year                                77,966                1,065               79,031
                                                 -------------------- -------------------- --------------------
Change in net unrealized gains
   (losses)                                                 $(183,621)              $  744            $(182,877)
                                                 ==================== ==================== ====================


--------------------------------------------------------------------------------
Strategic Benefit                       76

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)



                                                     DECEMBER 31, 1998
                                       ----------------------------------------
                                          Fixed          Equity         Total
                                       ---------- -------------- --------------

Gross unrealized gains                   $157,568         $1,786       $159,354
Gross unrealized (losses)                 (37,620)          (147)       (37,767)
                                       ---------- -------------- --------------
Net unrealized gains                      119,948          1,639        121,587
Deferred income tax                       (41,982)          (574)       (42,556)
                                       ---------- -------------- --------------
Net unrealized gains after taxes           77,966          1,065         79,031
Less:
   Balance at beginning of year            94,470            822         95,292
                                       ---------- -------------- --------------
Change in net unrealized gains
   (losses)                             $ (16,504)       $   243      $ (16,261)
                                       ========== ============== ==============


                                                     DECEMBER 31, 1997
                                       ----------------------------------------
                                         Fixed           Equity        Total
                                       ---------- -------------- --------------

Gross unrealized gains                   $161,625         $1,513       $163,138
Gross unrealized (losses)                 (16,282)          (248)       (16,530)
                                       ---------- -------------- --------------
Net unrealized gains                      145,343          1,265        146,608
Deferred income tax                       (50,873)          (443)       (51,316)
                                       ---------- -------------- --------------
Net unrealized gains after taxes           94,470            822         95,292
Less:
   Balance at beginning of year            71,237            289         71,526
                                       ---------- -------------- --------------
Change in net unrealized gains
   (losses)                              $ 23,233        $   533      $  23,766
                                       ========== ============== ==============


As part of its overall investment management strategy, the Company has entered into agreements to purchase $140,600,000 in mortgage loans as of December 31, 1999. These agreements were settled during 2000. The Company had no agreements to sell securities at December 31, 1999.


--------------------------------------------------------------------------------
Strategic Benefit                       77

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)

Major categories of investment income for the years ended December 31 are summarized as follows (in thousands):


                                         1999           1998            1997
                                   ------------ -------------- ---------------
Fixed maturities                       $288,694       $278,227        $259,936
Mortgage loans on real estate            66,687         47,567          40,908
Policy loans                             60,284         58,016          56,087
Other investments                         2,068          2,911           3,159
                                   ------------ -------------- ---------------
                                        417,733        386,721         360,090
Investment expenses                     (23,566)       (24,725)        (19,192)
                                   ------------ -------------- ---------------
Net investment income                  $394,167       $361,996        $340,898
                                   ============ ============== ===============

Net realized gains (losses) on investments for the years ended December 31 are summarized as follows (in thousands):


                                         1999           1998            1997
                                   ------------ -------------- ---------------
Fixed maturities                       $(41,679)      $  9,691         $27,717
Equity securities                           142            168             (57)
Real estate and other                     2,042            959             985
                                   ------------ -------------- ---------------
Net realized gains (losses) on
   investments                         $(39,495)       $10,818         $28,645
                                   ============ ============== ===============

During 1999, 1998 and 1997, fixed maturities and marketable equity securities available-for-sale were sold with fair values at the date of sale of $2,300,481,000, $5,018,240,000 and $2,281,886,000, respectively. Gross gains of
$20,117,000, $44,314,000 and $41,017,000 and gross losses of $61,654,000,
$34,455,000 and $13,357,000 were realized on those sales in 1999, 1998 and 1997, respectively.

At December 31, 1999 and 1998, bonds with an amortized cost of $28,755,000 and $29,081,000, respectively, were on deposit with various state insurance departments to meet regulatory requirements.



--------------------------------------------------------------------------------
Strategic Benefit                       78

           Security Life of Denver Insurance Company and Subsidiaries

3. DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged. Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or assets.

Gains and losses as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges.

The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contacts.


--------------------------------------------------------------------------------
Strategic Benefit                       79

           Security Life of Denver Insurance Company and Subsidiaries

3. DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING (CONTINUED)

The table below summarizes the Company's interest rate contracts at December 31, 1999 and 1998 (in thousands):


                                                      DECEMBER 31, 1999
                                 ----------------------------------------------
                                 Notional    Amortized       Fair      Balance
                                  amount       cost         value       sheet
                                 ---------- ----------  ----------- -----------


Interest rate contracts:
   Swaps                         $1,340,582    $  (125)     $19,014     $   311
   Swaps--affiliates              1,034,535        125      (18,869)        125
                                 ---------- ----------  ----------- -----------
Total swaps                       2,375,117          -          145         436

   Caps owned                        50,525         80           17          40
   Caps owned--affiliates            20,525        (39)         (17)        (40)
                                 ---------- ----------  ----------- -----------
Total caps owned                     71,050         41            -           -

   Floors owned                      90,500        252          172         332
   Floors owned--affiliates               -          -            -           -
                                 ---------- ----------  ----------- -----------
Total floors owned                   90,500        252          172         332

   Options owned                    302,000      4,000        7,118       4,000
   Options owned--affiliates        277,000     (3,210)      (6,198)     (3,210)
                                 ---------- ----------  ----------- -----------
Total options owned                 579,000        790          920         790
                                 ---------- ----------  ----------- -----------

   Forwards owned                   152,300          -           37           -
   Forwards owned--affiliates       144,300          -          (32)          -
                                 ---------- ----------  ----------- -----------
Total forwards owned                296,600          -            5           -
                                 ---------- ----------  ----------- -----------

Total derivatives                $3,412,267     $1,083     $  1,242      $1,558
                                 ========== ==========  =========== ===========



--------------------------------------------------------------------------------
Strategic Benefit                       80

           Security Life of Denver Insurance Company and Subsidiaries

3. DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING (CONTINUED)


                                                DECEMBER 31, 1998
                                  ---------------------------------------------
                                    Notional   Amortized      Fair      Balance
                                     amount      cost        value       sheet
                                  ------------ ---------  ---------- ----------


Interest rate contracts:
   Swaps                           $   767,873   $  (155)    $(2,952)   $(2,952)
   Swaps--affiliates                   734,176       155       5,440      5,440
                                  ------------ ---------  ---------- ----------
Total swaps                          1,502,049         -       2,488      2,488

   Caps owned                          560,000       312          11         11
   Caps owned--affiliates                    -         -           -          -
                                  ------------ ---------  ---------- ----------
Total caps owned                       560,000       312          11         11

   Floors owned                        422,485       (72)      3,768      3,768
   Floors owned--affiliates              8,485        72         167        167
                                  ------------ ---------  ---------- ----------
Total floors owned                     430,970         -       3,935      3,935

   Options owned                       418,300     5,268       2,664      2,664
   Options owned--affiliates           418,300    (5,268)     (2,664)    (2,664)
                                  ------------ ---------  ---------- ----------
Total options owned                    836,600         -           -          -
                                  ------------ ---------  ---------- ----------

   Forwards owned                            -         -           -          -
   Forwards owned--affiliates                -         -           -          -
                                  ------------ ---------  ---------- ----------
Total forwards owned                         -         -           -          -
                                  ------------ ---------  ---------- ----------

Total derivatives                   $3,329,619   $   312     $ 6,434    $ 6,434
                                  ============ =========  ========== ==========

4. CONCENTRATIONS OF CREDIT RISK

At December 31, 1999, the Company held less-than-investment-grade bonds classified as available-for-sale with a carrying value and market value of $319,122,000. These holdings amounted to 9.1% of the Company's investments in fixed maturity securities and 2.8% of total assets. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

At December 31, 1999, the Company's mortgages involved a concentration of properties located in Florida (15.2%), Texas (9.9%), and Georgia (6.2%). The remaining mortgages relate to properties located in 36 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $24,076,000.


--------------------------------------------------------------------------------
Strategic Benefit                       81

           Security Life of Denver Insurance Company and Subsidiaries

5. EMPLOYEE BENEFIT PLANS

PENSION PLANS AND POSTRETIREMENT BENEFITS

The Company has a qualified noncontributory defined benefit retirement plan covering substantially all employees. In addition, the Company maintains a non-qualified unfunded Supplemental Employees' Retirement Plan (SERP). In addition to providing pension plans, the Company provides certain health care and life insurance benefits for retired employees.

The funded status and the amounts recognized in the balance sheets for the defined benefit plans and other postretirement benefit plans are as follows (in thousands):


                                                                         DECEMBER 31
                                                       1999                                            1998
                                      ------------------------------------------      ------------------------------------------
                                        Qualified                     Post-             Qualified                     Post-
                                          plan          SERP        retirement            plan          SERP        retirement
                                      ------------- ------------- --------------      -------------  -----------  --------------

Projected benefit obligation               $(36,352)     $(11,803)      $ (6,256)          $(38,685)     $(8,320)       $ (8,949)
Less plan assets at fair value               50,495             -              -             47,230            -               -
                                      ------------- ------------- --------------      -------------  -----------  --------------
Plan assets in excess (deficient)
   of projected benefit obligation         $ 14,143      $(11,803)      $ (6,256)          $  8,545      $(8,320)       $ (8,949)
                                      ============= ============= ==============      =============  ===========  ==============

Net asset (liability)                      $  1,200      $ (6,501)      $(12,813)          $  1,240      $(4,918)       $(12,044)
                                      ============= ============= ==============      =============  ===========  ==============

As of December 31, 1999 and 1998, the Company recognized an additional minimum net liability on the SERP of $2,200,000 and $1,482,000, respectively, as this plan is unfunded and the actuarial present value of accumulated benefit obligation exceeds the net pension liability. Prior to 1998, the change in the additional minimum net liability was reported in net income. Beginning in 1998, the change in the additional minimum net liability is recorded net of tax as a component of other comprehensive income directly in stockholder's equity.

--------------------------------------------------------------------------------
Strategic Benefit                       82

           Security Life of Denver Insurance Company and Subsidiaries

5. EMPLOYEE BENEFIT PLANS (CONTINUED)

The net periodic pension cost, employer contributions, plan participant contributions, and benefits paid for the defined benefit plans are as follows (in thousands):


                                     1999                              1998                              1997
                         -------------------------------- --------------------------------- ---------------------------------
                         Qualified              Post-       Qualified              Post-       Qualified              Post-
                            plan      SERP    retirement       plan      SERP    retirement       plan      SERP   retirement
                         ---------- -------- ------------ ------------ -------- ----------- ------------- -------- -----------

Net periodic pension
   expense                   $   40   $1,971       $1,236         $ 82   $1,109         $893         $607   $1,502        $755
Employer contributions            -      387          467            -      325          218            -      317         198
Plan participants'
   contributions                  -        -           94            -        -           77            -        -          71
Benefits paid                 1,238      387          561          890      325          296          811      317         268

Assumptions used in accounting for the defined benefit plans as of December 31, 1999, 1998, and 1997 were as follows:


                                                1999        1998        1997
                                               -------- ----------- ------------
Weighted-average discount rate                  8.00%      6.75%       7.25%
Rate of increase in compensation level          5.00%      4.00%       4.25%
Expected long-term rate of return on assets     9.25%      9.50%       9.50%

Plan assets of the defined benefit plans at December 31, 1999 are invested primarily in U.S. government securities, corporate bonds, mutual funds, mortgage loans, money market funds and common stock. Certain of the Qualified Plan's investments are held in the ING-NA Master Trust, which was established in 1998 for the investment of assets of the Plan and several other ING-NA-sponsored retirement plans.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 9.5% graded to 5.5% over eight years. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 1999 by $1,217,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1999 by $235,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 1999 by $(981,000)

--------------------------------------------------------------------------------
Strategic Benefit                       83

           Security Life of Denver Insurance Company and Subsidiaries

5. EMPLOYEE BENEFIT PLANS (CONTINUED)

and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1999 by $(185,000).

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.00% at December 31, 1999, 6.75% at December 31, 1998 and 7.50% at December 31, 1997.

Effective January 1, 2000, the Postretirement Benefit Plan was amended, causing the Company's current year projected benefit obligation to decrease.

401(K) PLAN

The Security Life of Denver Insurance Company Savings Incentive Plan (the Savings Plan) is a defined contribution plan which is available to substantially all home office employees. Participants may make contributions to the plan through salary reductions up to a maximum of $10,000 for both 1999 and 1998, and $9,500 for 1997. Such contributions are not currently taxable to the participants. The Company matches 100% of the first 3% of participants' contributions, plus 50% of contributions which exceed 3% of participants' compensation, subject to a maximum matching percentage of 4 1/2% of the individual's salary. Company matching contributions were $1,423,000 for 1999, $1,343,000 for 1998, and $1,211,000 for 1997.

Plan assets of the Savings Plan at December 31, 1999 are invested in a group deposit administration contract (the Contract) with the Company, various stock funds maintained by the Principal Financial Group, and loans to participants. The Contract is a policyholder liability of the Company and had a balance of $28.7 million and $27.8 million at December 31, 1999 and 1998, respectively. Effective January 1, 2000, the Plan was merged into the ING Savings Plan, a defined contribution plan sponsored by the Company's parent.

6. SEPARATE ACCOUNTS

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders, and are excluded from the amounts reported in the consolidated statements of income except for benefits paid in excess of policyholder account values and fees charged for surrender, administration services and mortality risk.


--------------------------------------------------------------------------------
Strategic Benefit                       84

           Security Life of Denver Insurance Company and Subsidiaries

7. LEASES

In 1997, the Company terminated a significant operating lease agreement relating to electronic data processing equipment due to outsourcing of computer operations. The Company incurred $4,819,000 in lease expense in 1997 related to that agreement prior to termination. The Company does not have any other significant lease obligations. Total rental expense for all equipment leases was approximately $0 for the years ended December 31, 1999 and 1998, and $4,993,000 for the year ended December 31, 1997.

8. REINSURANCE

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 1999, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $3,000,000. Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts, and are consistent with the risks assumed.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion retroceded. Consequently, allowances are established for amounts deemed uncollectible. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk. The use of reinsurance pools with more than 30 retrocessionaires from 10 different countries also minimizes the Company's exposure to significant losses from retrocessionaire insolvencies.

The Company assumes and cedes, on a coinsurance basis, guaranteed investment contracts (GICs) to and from affiliates under common ownership. As of December 31, 1999, $3.3 billion of an affiliate's invested assets were held in trust pursuant to these agreements.



--------------------------------------------------------------------------------
Strategic Benefit                       85

           Security Life of Denver Insurance Company and Subsidiaries

8. REINSURANCE (CONTINUED)

These GIC transactions are summarized as follows (in thousands):


                                                                    1999                           1998
                                                       ------------------------------ -------------------------------
                                                                           Policy                           Policy
                                                          Deposits       liabilities      Deposits       liabilities
                                                      ---------------- --------------- --------------- ----------------

Direct (nonaffiliated)                                      $1,805,434      $3,787,729      $2,773,952       $3,112,460
Assumed from affiliate:
   Life Insurance Company of Georgia                                 -          97,490               -           97,552
                                                      ---------------- --------------- --------------- ----------------
                                                             1,805,434       3,885,219       2,773,952        3,210,012
Ceded to affiliates:
   Columbine Life Insurance Company                           (129,768)              -      (2,547,743)      (2,696,409)
   Life Insurance Company of Georgia                          (683,100)       (663,325)       (225,083)        (512,477)
   First Columbine Life Insurance Company                     (650,300)     (2,888,079)         (1,126)          (1,126)
                                                      ---------------- --------------- --------------- ----------------
Net                                                         $  342,266      $  333,815      $        -       $        -
                                                      ================ =============== =============== ================

Ceded GIC policy liabilities totaling $3,551 and $3,210 million as of December 31, 1999 and 1998, respectively, are classified as part of prepaid reinsurance premiums.

During 1999 and 1998, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financial and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financial arrangements and, in accordance with U.S. GAAP, are not reflected in the accompanying financial statements except for the risk fees paid to or received from reinsurers. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as amounts are recaptured from reinsurers. During 1998, the Company entered into a new financial reinsurance contract with an affiliated company.

9. INCOME TAXES

The Company files a consolidated federal income tax return with its parent and other U.S. affiliates and subsidiaries. The affiliated companies that join in the filing of the consolidated federal income tax return have an agreement for the allocation of taxes between members that join in the consolidated return. The agreement specifies that the separate return payable or the separate return receivable of each member will be the federal income tax payable or receivable that the member would have had for the period had it filed a separate return.


--------------------------------------------------------------------------------
Strategic Benefit                       86

           Security Life of Denver Insurance Company and Subsidiaries

9. INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):


                                                          DECEMBER 31
                                                     1999            1998
                                                ------------- ---------------

Deferred tax liabilities:
   Deferred policy acquisition costs                $(344,540)      $(272,970)
   Unrealized gains/losses                                  -         (42,556)
                                                ------------- ---------------
Total deferred tax liabilities                       (344,540)       (315,526)

Deferred tax assets:
   Benefit reserves and surplus relief                 90,895         102,177
   Tax-basis deferred policy acquisition costs         90,508          83,836
   Investment income                                   22,201          13,712
   Unrealized gains                                    55,917               -
   Nonqualified deferred compensation                  14,181          14,667
   Postretirement employee benefits                     2,542           2,501
   Separate accounts                                   26,961          18,775
   Other, net                                          22,656          19,796
                                                ------------- ---------------
Total deferred tax assets                             325,861         255,464
                                                ------------- ---------------
Net deferred tax liabilities                        $ (18,679)      $ (60,062)
                                                ============= ===============

The components of federal income tax expense consist of the following (in thousands):


                                                 DECEMBER 31
                                     1999             1998             1997
                                 -------------- --------------- ---------------

Current                                 $ 9,399         $24,111         $37,542
Deferred                                 16,934           9,955           9,477
                                 -------------- --------------- ---------------
Federal income tax expense              $26,333         $34,066         $47,019
                                 ============== =============== ===============

The Company's effective income tax rate did not vary significantly from the statutory federal income tax rate.

--------------------------------------------------------------------------------
Strategic Benefit                       87

           Security Life of Denver Insurance Company and Subsidiaries

9. INCOME TAXES (CONTINUED)

The Company had net income tax payments of $28,723,000 during 1999, $18,283,000 during 1998, and $55,468,000 during 1997 for current income tax payments and settlements of prior year returns.

The Policyholder's Surplus Account is an accumulation of certain special deductions for income tax purposes and a portion of the "gains from operations" which were not subject to current taxation under the Life Insurance Tax Act of 1959. At December 31, 1984, the balance in this account for tax return purposes was approximately $70,800,000. The Tax Reform Act of 1984 provides that no further accumulations will be made in this account. If amounts accumulated in the Policyholder's Surplus Account exceed certain limits, or if distributions to the stockholder exceed amounts in the Stockholder's Surplus Account, to the extent of such excess amount or excess distributions, as determined for income tax purposes, amounts in the Policyholder's Surplus Account would become subject to income tax at rates in effect at that time. Should this occur, the maximum tax which would be paid at the current tax rate is $24,780,000. The Company does not anticipate any such action or foresee any events which would result in such tax; accordingly, a deferred tax liability has not been established.

10. LONG-TERM DEBT

Long-term indebtedness to related parties for $100,000,000 represents the cumulative cash draws on a $100,000,000 commitment from ING America Insurance Holdings, Inc. through December 31, 1999. This subordinated note bears interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury Bonds plus 1/4% adjusted annually.

The repayment of this note requires approval of the Commissioner of Insurance of the State of Colorado and is payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level.

The principal and interest is scheduled to be repaid in five annual installments beginning April 15, 2000 and continuing through April 15, 2004, with the option of prepaying any outstanding principal and accrued interest. As of December 31, 1999, the Company accrued interest of $11,098,000. Upon receiving approval from the Commissioner of Insurance of the State of Colorado, the Company made a $5,128,000 payment for accrued interest during 1998. The Company recognized interest expense of $5,711,000, $5,387,000, and $5,096,000 for the years ended December 31, 1999, 1998, and 1997, respectively.


--------------------------------------------------------------------------------
Strategic Benefit                       88

           Security Life of Denver Insurance Company and Subsidiaries

10. LONG-TERM DEBT (CONTINUED)

Future minimum payments, assuming a current effective interest rate of 6.65%, are as follows (in thousands):


                                                TOTAL
YEAR                                           PAYMENTS
----------------------------------------- ------------------

2000                                               $  26,838
2001                                                  26,838
2002                                                  26,838
2003                                                  26,838
2004                                                  26,838
                                          ------------------
Total                                                134,190
Less imputed interest                                (34,190)
                                          ------------------
Principal outstanding                               $100,000
                                          ==================

11. STATUTORY ACCOUNTING INFORMATION AND PRACTICES

Security Life and its insurance subsidiaries prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by their state of domicile. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, and from company to company within the state, and may change in the future.

During 1998, the NAIC completed the process of codifying statutory accounting practices ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that Security Life uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domiciled within those states. Accordingly, before Codification becomes effective for Security Life, the State of Colorado must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time it is anticipated that the State of Colorado will adopt Codification.


--------------------------------------------------------------------------------
Strategic Benefit                       89

           Security Life of Denver Insurance Company and Subsidiaries

11. STATUTORY ACCOUNTING INFORMATION AND PRACTICES (CONTINUED)

Prescribed statutory reserve methodology does not fully encompass universal life-type products. The NAIC, however, has promulgated a Model Regulation regarding Universal Life Reserves. The Colorado Division of Insurance has not adopted the regulation, but requires that reserves be held which are at least as great as those required by Colorado Statutes. The NAIC UL Model Regulation is used by the Company to provide reserves consistent with the principles of this article. Because the reserves satisfy the requirements prescribed by the State of Colorado for the valuation of universal life insurance, the Company is permitted to compute reserves in accordance with this model regulation.

The NAIC prescribes Risk-Based Capital (RBC) requirements for life/health insurance companies. At December 31, 1999, the Company exceeded all minimum RBC requirements.

Combined capital and surplus, determined in accordance with statutory accounting practices (SAP), was $434,983,000 and $386,607,000 at December 31, 1999 and
1998, respectively. Combined net income, determined in accordance with SAP, was $18,635,000, $11,712,000, and $22,261,000 for the years ended December 31, 1999,
1998, and 1997, respectively.

Security Life is required to maintain a minimum total statutory capital and surplus in the state of domicile of $1,500,000. Midwestern United is required to maintain minimum statutory capital of $200,000 and surplus of $250,000 in the state of domicile. First ING is required to maintain minimum statutory capital of $1,000,000 and paid-in surplus of at least 50% of paid-in capital in the state of domicile. Each company exceeded its respective minimum statutory capital and surplus requirements at December 31, 1999. Additionally, the amount of dividends which can be paid by each company to its stockholder without prior approval of the various state insurance departments is generally limited to the greater of 10% of statutory surplus or the statutory net gain from operations.





--------------------------------------------------------------------------------
Strategic Benefit                       90

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. Life insurance liabilities that contain mortality risk and all nonfinancial instruments are excluded from disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.


















--------------------------------------------------------------------------------
Strategic Benefit                       91

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts and fair values of the Company's financial instruments at December 31, 1999 and 1998 are summarized below (in thousands):


                                                                          DECEMBER 31
                                                          1999                                    1998
                                           ---------------------------------- --- ------------------------------------
                                                  Carrying                               Carrying
                                                  amount          Fair value             amount          Fair value
                                          -----------------------------------    ------------------------------------
ASSETS
Fixed maturities (Note 2)                        $3,486,939        $3,486,939           $3,503,530         $3,503,530
Equity securities (Note 2)                            7,944             7,944                8,400              8,400
Mortgage loans                                    1,006,443           975,436              784,108            832,629
Policy loans                                        961,586           961,586              925,623            925,623
Short-term investments                              186,917           186,917                  747                747
Cash                                                 48,630            48,630               31,644             31,644
Indebtedness from
   related parties                                   33,220            33,220                4,339              4,339
Separate account assets                             644,975           644,975              423,474            423,474

LIABILITIES
Supplemental contracts
   without life contingencies                         3,778             3,778                3,966              3,966
Other policyholder funds left
   on deposit                                       431,706           431,706               98,638             98,638
Individual and group
   annuities, net of reinsurance                    149,089           152,824               87,096             86,007
Indebtedness to related
   parties                                           34,231            34,231               13,755             13,755
Long-term debt to related
   parties                                          100,000           100,000              100,000            100,000
Accrued interest on
   long-term debt to related
   parties                                           11,098            11,098                5,387              5,387
Separate account liabilities                        644,975           644,975              423,474            423,474



--------------------------------------------------------------------------------
Strategic Benefit                       92

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying values of all other financial instruments approximate their fair values.

The following methods and assumptions were used by the Company in estimating the "fair value" disclosures for financial instruments:

    FIXED MATURITIES AND EQUITY SECURITIES: The fair values for fixed maturities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements and collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality and maturity which fall within a range between 4.2% and 22.9% over the total portfolio. The fair values of equity securities are based on quoted market prices.

    MORTGAGE LOANS: Estimated market values for commercial real estate loans are generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads implied by independent published surveys. The same is applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these are discounted at a greater spread to reflect increased risk.

    All residential loans are valued at their outstanding principal balances, which approximate their fair values.

    POLICY LOANS: The carrying amounts reported in the balance sheets for these financial instruments approximate their fair values.

    DERIVATIVE FINANCIAL INSTRUMENTS: Fair values for on-balance-sheet derivative financial instruments (caps and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.



--------------------------------------------------------------------------------
Strategic Benefit                       93

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

    OTHER INVESTMENT-TYPE INSURANCE CONTRACTS: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender value. The carrying values of other liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies and premium deposits, approximate their fair values.

    OFF-BALANCE-SHEET INSTRUMENTS: The Company accepted additional deposits on existing synthetic guaranteed investment contracts in the amounts of $70,000,000 and $66,480,000 in 1999 and 1998, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these contracts. Such contracts had a value of $471,380,000 and $433,689,000 at December 31, 1999 and 1998, respectively.
    Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 90% of the synthetic guaranteed investment contract book values are on a participating basis and have a credited interest rate reset mechanism which passes such interest rate risk to plan participants.

    LETTERS OF CREDIT: The Company is the beneficiary of letters of credit totaling $198,726,000 which have a market value to the Company of $0 and two lines of credit totaling $307,902,000 which have a market value to the Company of $0 (see Note 14).

13. COMMITMENTS AND CONTINGENCIES

The Company is a party to pending or threatened lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include substantial additional claims, consequential damages, punitive damages and other similar types of relief. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a material adverse effect on the Company's financial position or interfere with its operations.






--------------------------------------------------------------------------------
Strategic Benefit                       94

           Security Life of Denver Insurance Company and Subsidiaries

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company has an accrued liability of $38,000,000 at December 31, 1999 related to certain potential litigation similar to that faced by other major life insurers. This litigation relates to sales practices of interest-sensitive policies. The Company is vigorously defending its position in these cases. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a material adverse effect on the Company's financial position or interfere with its operations.

14. OTHER FINANCING ARRANGEMENTS

The Company has a $167,902,000 line of credit issued by the Company's parent to provide short-term liquidity. The Company has an additional non-affiliated line of credit of $140,000,000, also to provide short-term liquidity, which expires July 31, 2000. The amount of funds available under this line is reduced by borrowings of certain affiliates also party to the agreement. The outstanding borrowings under these agreements were $16,200,000 and $0 at December 31, 1999 and 1998, respectively. The weighted-average balance outstanding of short-term debt was $13.1 million during 1999. The weighted-average interest rate paid on this debt during 1999 was 5.20% (see Note 12).

The Company is the beneficiary of letters of credit totaling $198,726,000 that were established in accordance with the terms of reinsurance agreements. Such letters of credit are unconditional and irrevocable, and provide for automatic renewal for the following year at December 31. The letters were unused during both 1999 and 1998.










--------------------------------------------------------------------------------
Strategic Benefit                       95

                                   Financial Statements

                                   Security Life Separate Account L1
                                   of Security Life of Denver
                                   Insurance Company


                                   Years ended December 31, 1999, 1998 and 1997 with Report of Independent Auditors













--------------------------------------------------------------------------------
Strategic Benefit                       96

                        Security Life Separate Account L1

                              Financial Statements


                  Years ended December 31, 1999, 1998 and 1997





                                    CONTENTS

Report of Independent Auditors ...............................................98

Audited Financial Statements

Statement of Net Assets ......................................................99
Statement of Operations .....................................................106
Statement of Changes in Net Assets ..........................................126
Notes to Financial Statements ...............................................146





--------------------------------------------------------------------------------
Strategic Benefit                       97

                         Report of Independent Auditors

Policyholders
Security Life Separate Account L1 of
    Security Life of Denver Insurance Company

We have audited the accompanying statement of net assets of Security Life Separate Account L1 of Security Life of Denver Insurance Company (comprising, respectively, the Neuberger Berman Advisers Management Trust (comprising the Limited Maturity Bond, Growth and Partners Divisions) ("NB"), the Alger American Fund (comprising the American Small Capitalization, American MidCap Growth, American Growth and American Leveraged AllCap Divisions) ("Alger"), the Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II (comprising the Asset Manager, Growth, Overseas, Money Market and Index 500 Divisions) ("Fidelity"), the INVESCO Variable Investment Funds, Inc. (comprising the Total Return, Equity Income, High Yield, Utilities and Small Company Growth Divisions) ("INVESCO"), the Van Eck Worldwide Trust (comprising the Worldwide Hard Assets, Worldwide Bond, Worldwide Emerging Markets and Worldwide Real Estate Divisions) ("Van Eck") and AIM Advisors, Inc. (comprising the Capital Appreciation and Government Securities Divisions) ("AIM")) as of December 31, 1999, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life Separate Account L1 at December 31, 1999, and the results of its operations and changes in its net assets for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP
April 7, 2000


--------------------------------------------------------------------------------
Strategic Benefit                       98

                        Security Life Separate Account L1

                             Statement of Net Assets

                                December 31, 1999



                                   TOTAL
                                    ALL          TOTAL         TOTAL            TOTAL         TOTAL         TOTAL        TOTAL
                                 DIVISIONS        NB           ALGER          FIDELITY       INVESCO       VAN ECK        AIM
                                 ------------- ------------ -------------  --------------- ------------- ------------ -------------
ASSETS
Investments in mutual funds at
   market value (Note C)          $520,874,988  $53,597,588  $109,451,239     $294,325,533   $44,538,862   $6,258,525   $12,703,241
                                 ------------- ------------ -------------  --------------- ------------- ------------ -------------
Total assets                       520,874,988   53,597,588   109,451,239      294,325,533    44,538,862    6,258,525    12,703,241
                                 ------------- ------------ -------------  --------------- ------------- ------------ -------------

LIABILITIES
Due to (from) Security Life of        (427,980)     (99,394)      (63,161)        (120,210)      (99,549)     (45,652)          (14)
   Denver
                                 ------------- ------------ -------------  --------------- ------------- ------------ -------------
Total Liabilities                     (427,980)     (99,394)      (63,161)        (120,210)      (99,549)     (45,652)          (14)
                                 ------------- ------------ -------------  --------------- ------------- ------------ -------------

Net assets                        $521,302,968  $53,696,982  $109,514,400     $294,445,743   $44,638,411   $6,304,177   $12,703,255
                                 ============= ============ =============  =============== ============= ============ =============

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)         $521,302,968  $53,696,982  $109,514,400     $294,445,743   $44,638,411   $6,304,177   $12,703,255
                                 ------------- ------------ -------------  --------------- ------------- ------------ -------------

TOTAL POLICYHOLDER RESERVES       $521,302,968  $53,696,982  $109,514,400     $294,445,743   $44,638,411   $6,304,177   $12,703,255
                                 ============= ============ =============  =============== ============= ============ =============



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                       99

                        Security Life Separate Account L1

                                December 31, 1999





                                                                              NB
                                           --------------------------------------------------------------------------
                                                 Total              Limited
                                                   NB            Maturity Bond        Growth           Partners
                                           ------------------ ------------------- --------------- -------------------

ASSETS
Investments in mutual funds at
   market value (Note C)                          $53,597,588         $11,200,520     $13,066,321         $29,330,747
                                           ------------------ ------------------- --------------- -------------------
Total assets                                       53,597,588          11,200,520      13,066,321          29,330,747
                                           ------------------ ------------------- --------------- -------------------

LIABILITIES
Due to (from) Security Life of Denver                 (99,394)               (308)         (9,833)            (89,253)
                                           ------------------ ------------------- --------------- -------------------
Total Liabilities                                     (99,394)               (308)         (9,833)            (89,253)
                                           ------------------ ------------------- --------------- -------------------

Net assets                                        $53,696,982         $11,200,828     $13,076,154         $29,420,000
                                           ================== =================== =============== ===================

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)                         $53,696,982         $11,200,828     $13,076,154         $29,420,000
                                           ------------------ ------------------- --------------- -------------------

TOTAL POLICYHOLDER RESERVES                       $53,696,982         $11,200,828     $13,076,154         $29,420,000
                                           ================== =================== =============== ===================

Number of divisional units outstanding
   (Note G)                                                           889,159.604     434,338.368       1,212,133.448
                                                              =================== =============== ===================

Value per divisional unit                                                  $12.60          $30.11              $24.27
                                                              =================== =============== ===================


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      100

                        Security Life Separate Account L1

                                December 31, 1999





                                                                              ALGER
                                             --------------------------------------------------------------------------------------
                                                                   American         American                            American
                                                  Total             Small            MidCap         American           Leveraged
                                                  Alger         Capitalization       Growth          Growth             AllCap
                                             ---------------- ------------------ --------------- ---------------- -----------------

ASSETS
Investments in mutual funds at
   market value (Note C)                         $109,451,239        $27,748,150     $17,280,636      $41,361,603       $23,060,850
                                             ---------------- ------------------ --------------- ---------------- -----------------
Total assets                                      109,451,239         27,748,150      17,280,636       41,361,603        23,060,850
                                             ---------------- ------------------ --------------- ---------------- -----------------

LIABILITIES
Due to (from) Security Life of Denver                (63,161)           (31,605)         (6,851)         (21,895)           (2,810)
                                             ---------------- ------------------ --------------- ---------------- -----------------
Total Liabilities                                    (63,161)           (31,605)         (6,851)         (21,895)           (2,810)
                                             ---------------- ------------------ --------------- ---------------- -----------------

Net assets                                       $109,514,400        $27,779,755     $17,287,487      $41,383,498       $23,063,660
                                             ================ ================== =============== ================ =================

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)                        $109,514,400        $27,779,755     $17,287,487      $41,383,498       $23,063,660
                                             ---------------- ------------------ --------------- ---------------- -----------------

TOTAL POLICYHOLDER RESERVES                      $109,514,400        $27,779,755     $17,287,487      $41,383,498       $23,063,660
                                             ================ ================== =============== ================ =================

Number of divisional units outstanding
   (Note G)                                                        1,055,757.484     576,738.314    1,257,371.637       425,281.099
                                                              ================== =============== ================ =================

Value per divisional unit                                                 $26.31          $29.97           $32.91            $54.23
                                                              ================== =============== ================ =================



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      101

                        Security Life Separate Account L1

                                December 31, 1999




                                                                        FIDELITY
                                     ---------------------------------------------------------------------------------------------
                                         Total         Asset                                            Money
                                       Fidelity       Manager          Growth         Overseas         Market        Index 500
                                     ---------------------------------------------------------------------------------------------

ASSETS
Investments in mutual funds at
   market value (Note C)              $294,325,533     $13,585,360     $58,152,709      $34,884,083    $34,799,038    $152,904,343
                                     ---------------------------------------------------------------------------------------------
Total assets                           294,325,533      13,585,360      58,152,709       34,884,083     34,799,038     152,904,343
                                     ---------------------------------------------------------------------------------------------

LIABILITIES
Due to (from) Security Life of Denver    (120,210)         (5,098)         (5,121)        (100,198)          1,630        (11,423)
                                     ---------------------------------------------------------------------------------------------
Total Liabilities                        (120,210)         (5,098)         (5,121)        (100,198)          1,630        (11,423)
                                     ---------------------------------------------------------------------------------------------

Net assets                            $294,445,743     $13,590,458     $58,157,830      $34,984,281    $34,797,408    $152,915,766
                                     =============================================================================================

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)             $294,445,743     $13,590,458     $58,157,830      $34,984,281    $34,797,408    $152,915,766
                                     ---------------------------------------------------------------------------------------------

TOTAL POLICYHOLDER RESERVES           $294,445,743     $13,590,458     $58,157,830      $34,984,281    $34,797,408    $152,915,766
                                     =============================================================================================

Number of divisional units outstanding
   (Note G)                                            722,717.906   1,676,236.646    1,716,617.627  2,763,648.297   4,772,484.597
                                                  ================================================================================

Value per divisional unit                                   $18.80          $34.70           $20.38         $12.59          $32.04
                                                  ================================================================================



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      102

                        Security Life Separate Account L1

                                December 31, 1999





                                                                         INVESCO
                                       ---------------------------------------------------------------------------------------------
                                                                                                                           Small
                                            Total           Total         Equity                                          Company
                                           INVESCO         Return         Income       High Yield       Utilities         Growth
                                       ---------------  -------------- -------------- -------------- ---------------  --------------

ASSETS
Investments in mutual funds at
   market value (Note C)                   $44,538,862     $10,386,525    $16,189,342     $9,419,547      $4,140,713      $4,402,735
                                       ---------------  -------------- -------------- -------------- ---------------  --------------
Total assets                                44,538,862      10,386,525     16,189,342      9,419,547       4,140,713       4,402,735
                                       ---------------  -------------- -------------- -------------- ---------------  --------------

LIABILITIES
Due to (from) Security Life of Denver         (99,549)           (125)       (31,211)        (1,130)           (602)        (66,481)
                                       ---------------  -------------- -------------- -------------- ---------------  --------------
Total Liabilities                             (99,549)           (125)       (31,211)        (1,130)           (602)        (66,481)
                                       ---------------  -------------- -------------- -------------- ---------------  --------------

Net assets                                 $44,638,411     $10,386,650    $16,220,553     $9,420,677      $4,141,315      $4,469,216
                                       ===============  ============== ============== ============== ===============  ==============

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)                  $44,638,411     $10,386,650    $16,220,553     $9,420,677      $4,141,315      $4,469,216
                                       ---------------  -------------- -------------- -------------- ---------------  --------------

TOTAL POLICYHOLDER RESERVES                $44,638,411     $10,386,650    $16,220,553     $9,420,677      $4,141,315      $4,469,216
                                       ===============  ============== ============== ============== ===============  ==============

Number of divisional units outstanding
   (Note G)                                                602,187.614    621,047.937    536,863.946     189,409.984     212,503.210
                                                        ============== ============== ============== ===============  ==============

Value per divisional unit                                       $17.25         $26.12         $17.55          $21.86          $21.03
                                                        ============== ============== ============== ===============  ==============



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      103

                        Security Life Separate Account L1

                                December 31, 1999





                                                                            VAN ECK
                                            ---------------------------------------------------------------------------------
                                                                Worldwide                       Worldwide        Worldwide
                                                 Total            Hard          Worldwide        Emerging          Real
                                                Van Eck          Assets           Bond           Markets          Estate
                                            ---------------- --------------- ---------------  --------------  ---------------

ASSETS
Investments in mutual funds at
   market value (Note C)                          $6,258,525      $2,305,855        $335,746      $3,067,087         $549,837
                                            ---------------- --------------- ---------------  --------------  ---------------
Total assets                                       6,258,525       2,305,855         335,746       3,067,087          549,837
                                            ---------------- --------------- ---------------  --------------  ---------------

LIABILITIES
Due to (from) Security Life of Denver               (45,652)           (223)           1,543        (46,972)                -
                                            ---------------- --------------- ---------------  --------------  ---------------
Total Liabilities                                   (45,652)           (223)           1,543        (46,972)                -
                                            ---------------- --------------- ---------------  --------------  ---------------

Net assets                                        $6,304,177      $2,306,078        $334,203      $3,114,059         $549,837
                                            ================ =============== ===============  ==============  ===============

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)                         $6,304,177      $2,306,078        $334,203      $3,114,059         $549,837
                                            ---------------- --------------- ---------------  --------------  ---------------

TOTAL POLICYHOLDER RESERVES                       $6,304,177      $2,306,078        $334,203      $3,114,059         $549,837
                                            ================ =============== ===============  ==============  ===============

Number of divisional units outstanding
   (Note G)                                                      236,972.429      33,114.078     228,819.195       64,967.173
                                                             =============== ===============  ==============  ===============

Value per divisional unit                                              $9.73          $10.09          $13.61            $8.46
                                                             =============== ===============  ==============  ===============


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      104

                        Security Life Separate Account L1

                                December 31, 1999





                                                         AIM
                                         ---------------------------------------
                                             Total      Capital       Government
                                              AIM     Appreciation    Securities
                                         ------------ ------------ -------------

ASSETS
Investments in mutual funds at
   market value (Note C)                  $12,703,241   $5,308,909    $7,394,332
                                         ------------ ------------ -------------
Total assets                               12,703,241    5,308,909     7,394,332
                                         ------------ ------------ -------------

LIABILITIES
Due to (from) Security Life of Denver            (14)         (13)           (1)
                                         ------------ ------------ -------------
Total Liabilities                                (14)         (13)           (1)
                                         ------------ ------------ -------------

Net assets                                $12,703,255   $5,308,922    $7,394,333
                                         ============ ============ =============

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)                 $12,703,255   $5,308,922    $7,394,333
                                         ------------ ------------ -------------

TOTAL POLICYHOLDER RESERVES               $12,703,255   $5,308,922    $7,394,333
                                         ============ ============ =============

Number of divisional units outstanding
   (Note G)                                            323,846.032   715,905.149
                                                      ============ =============

Value per divisional unit                                   $16.39        $10.33
                                                      ============ =============



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      105

                        Security Life Separate Account L1

                             Statement of Operations

                          Year Ended December 31, 1999



                                         Total
                                          All          Total          Total         Total          Total         Total        Total
                                       Divisions        NB            Alger       Fidelity        INVESCO       Van Eck        AIM
                                     ------------- -------------  ------------- -------------  ------------- -----------------------

INVESTMENT INCOME
Dividends from mutual funds            $18,884,169    $2,123,919    $ 7,325,481   $ 7,908,482     $1,183,695 $   30,826      311,766
Less valuation period deductions
    (Note B)                             2,908,885       371,218        557,411     1,629,301        272,130     27,814       51,011
                                     ------------- -------------  ------------- -------------  ------------- ----------  -----------
Net investment income (loss)            15,975,284     1,752,701      6,768,070     6,279,181        911,565      3,012      260,755
                                     ------------- -------------  ------------- -------------  ------------- ----------  -----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                         18,191,446       557,950      5,023,269    11,358,812      1,094,239     73,144       84,032
Net unrealized gains (losses) on
    investments                         55,998,041     3,797,732     17,500,945    30,152,442      2,135,798  1,374,192    1,036,932
                                     ------------- -------------  ------------- -------------  ------------- ----------  -----------
Net realized and unrealized gains
    (losses) on investments             74,189,487     4,355,682     22,524,214    41,511,254      3,230,037  1,447,336    1,120,964
                                     ------------- -------------  ------------- -------------  ------------- ----------  -----------

NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS          $90,164,771    $6,108,383    $29,292,284   $47,790,435     $4,141,602 $1,450,348   $1,381,719
                                     ============= =============  ============= =============  ============= ==========  ===========



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      106

                        Security Life Separate Account L1

                          Year Ended December 31, 1999





                                                                              NB
                                                  ---------------------------------------------------------------------
                                                        Total            Limited
                                                         NB           Maturity Bond           Growth           Partners
                                                  ---------------------------------  ----------------  ----------------

INVESTMENT INCOME
Dividends from mutual funds                          $2,123,919            $911,596        $  453,085        $  759,238
Less valuation period deductions
    (Note B)                                            371,218             108,699            70,308           192,211
                                                  ---------------------------------  ----------------  ----------------
Net investment income (loss)                          1,752,701             802,897           382,777           567,027
                                                  ---------------------------------  ----------------  ----------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                                         557,950           (293,615)           318,964           532,601
Net unrealized gains (losses) on
    investments                                       3,797,732           (423,477)         3,714,218           506,991
                                                  ---------------------------------  ----------------  ----------------
Net realized and unrealized gains
    (losses) on investments                           4,355,682           (717,092)         4,033,182         1,039,592
                                                  ---------------------------------  ----------------  ----------------

NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS                        $6,108,383            $ 85,805        $4,415,959        $1,606,619
                                                  =================================  ================  ================



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      107

                        Security Life Separate Account L1

                          Year Ended December 31, 1999





                                                                            ALGER
                                          -----------------------------------------------------------------------------------------
                                                               American           American                            American
                                               Total             Small             MidCap           American          Leveraged
                                               Alger        Capitalization         Growth            Growth            AllCap
                                          --------------- ------------------- ----------------  ----------------  -----------------

INVESTMENT INCOME
Dividends from mutual funds                   $ 7,325,481          $2,200,048       $1,636,538        $2,764,203         $  724,692
Less valuation period deductions
    (Note B)                                      557,411             141,734           88,955           233,373             93,349
                                          --------------- ------------------- ----------------  ----------------  -----------------
Net investment income (loss)                    6,768,070           2,058,314        1,547,583         2,530,830            631,343
                                          --------------- ------------------- ----------------  ----------------  -----------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                                 5,023,269              94,825          322,974         2,007,625          2,597,845
Net unrealized gains (losses) on
    investments                                17,500,945           5,993,398        2,015,333         4,584,649          4,907,565
                                          --------------- ------------------- ----------------  ----------------  -----------------
Net realized and unrealized gains
    (losses) on investments                    22,524,214           6,088,223        2,338,307         6,592,274          7,505,410
                                          --------------- ------------------- ----------------  ----------------  -----------------

NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS                 $29,292,284          $8,146,537       $3,885,890        $9,123,104         $8,136,753
                                          =============== =================== ================  ================  =================



See accompanying notes.



--------------------------------------------------------------------------------
Strategic Benefit                      108

                        Security Life Separate Account L1

                          Year Ended December 31, 1999





                                                                        FIDELITY
                                     ---------------------------------------------------------------------------------------------
                                          Total           Asset                                          Money
                                        Fidelity         Manager        Growth          Overseas        Market        Index 500
                                     ---------------  ------------- ---------------  -------------- --------------- --------------

INVESTMENT INCOME
Dividends from mutual funds              $ 7,908,482     $  798,528     $ 3,508,501      $  820,014      $1,277,704    $ 1,503,735
Less valuation period deductions
    (Note B)                               1,629,301         83,646         308,868         188,207         188,211        860,369
                                     ---------------  ------------- ---------------  -------------- --------------- --------------
Net investment income (loss)               6,279,181        714,882       3,199,633         631,807       1,089,493        643,366
                                     ---------------  ------------- ---------------  -------------- --------------- --------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                           11,358,812        122,474       7,459,882         553,230               -      3,223,226
Net unrealized gains (losses) on
    investments                           30,152,442        316,538       3,509,953       8,740,414               -     17,585,537
                                     ---------------  ------------- ---------------  -------------- --------------- --------------
Net realized and unrealized gains
    (losses) on investments               41,511,254        439,012      10,969,835       9,293,644               -     20,808,763
                                     ---------------  ------------- ---------------  -------------- --------------- --------------

NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS            $47,790,435     $1,153,894     $14,169,468      $9,925,451      $1,089,493    $21,452,129
                                     ===============  ============= ===============  ============== =============== ==============



See accompanying notes.



--------------------------------------------------------------------------------
Strategic Benefit                      109

                        Security Life Separate Account L1

                          Year Ended December 31, 1999




                                                                         INVESCO
                                     -----------------------------------------------------------------------------------------------
                                          Total           Total          Equity                                     Small Company
                                         INVESCO         Return          Income      High Yield      Utilities          Growth
                                     --------------- --------------- --------------- -------------  ------------- ------------------

INVESTMENT INCOME
Dividends from mutual funds               $1,183,695      $  276,071      $  252,055      $618,531       $ 37,038         $        -
Less valuation period deductions
    (Note B)                                 272,130          71,255          97,430        65,338         23,769             14,338
                                     --------------- --------------- --------------- -------------  ------------- ------------------
Net investment income (loss)                 911,565         204,816         154,625       553,193         13,269           (14,338)
                                     --------------- --------------- --------------- -------------  ------------- ------------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                            1,094,239         286,623         506,767     (241,611)        304,911            237,549
Net unrealized gains (losses) on
    investments                            2,135,798       (923,083)         965,264       379,005        179,598          1,535,014
                                     --------------- --------------- --------------- -------------  ------------- ------------------
Net realized and unrealized gains
    (losses) on investments                3,230,037       (636,460)       1,472,031       137,394        484,509          1,772,563
                                     --------------- --------------- --------------- -------------  ------------- ------------------

NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS             $4,141,602      $(431,644)      $1,626,656      $690,587       $497,778         $1,758,225
                                     =============== =============== =============== =============  ============= ==================



See accompanying notes.



--------------------------------------------------------------------------------
Strategic Benefit                      110

                        Security Life Separate Account L1

                          Year Ended December 31, 1999





                                                                            VAN ECK
                                           ----------------------------------------------------------------------------------
                                                                                               Worldwide
                                                Total         Worldwide        Worldwide        Emerging        Worldwide
                                               Van Eck       Hard Assets         Bond           Markets        Real Estate
                                           --------------- ---------------  --------------- ---------------- ----------------

INVESTMENT INCOME
Dividends from mutual funds                     $   30,826        $ 16,585        $  12,446                -        $   1,795
Less valuation period deductions
    (Note B)                                        27,814          12,646            2,550           10,886            1,732
                                           --------------- ---------------  --------------- ---------------- ----------------
Net investment income (loss)                         3,012           3,939            9,896         (10,886)               63
                                           --------------- ---------------  --------------- ---------------- ----------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                                     73,144       (313,009)         (25,853)          410,384            1,622
Net unrealized gains (losses) on
    investments                                  1,374,192         592,123          (9,920)          809,962         (17,973)
                                           --------------- ---------------  --------------- ---------------- ----------------
Net realized and unrealized gains
    (losses) on investments                      1,447,336         279,114         (35,773)        1,220,346         (16,351)
                                           --------------- ---------------  --------------- ---------------- ----------------

NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS                   $1,450,348        $283,053        $(25,877)       $1,209,460        $(16,288)
                                           =============== ===============  =============== ================ ================



See accompanying notes.



--------------------------------------------------------------------------------
Strategic Benefit                      111

                        Security Life Separate Account L1

                          Year Ended December 31, 1999




                                                          AIM
                                        --------------------------------------

                                          Total       Capital      Government
                                           AIM     Appreciation    Securities
                                        ---------- ------------ --------------

INVESTMENT INCOME
Dividends from mutual funds             $  311,766   $  113,467      $ 198,299
Less valuation period deductions
    (Note B)                                51,011       19,289         31,722
                                        ---------- ------------ --------------
Net investment income (loss)               260,755       94,178        166,577
                                        ---------- ------------ --------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                             84,032       92,256        (8,224)
Net unrealized gains (losses) on
    investments                          1,036,932    1,257,369      (220,437)
                                        ---------- ------------ --------------
Net realized and unrealized gains
    (losses) on investments              1,120,964    1,349,625      (228,661)
                                        ---------- ------------ --------------

NET INCREASE (DECREASE) IN NET ASSETS
    RESULTING FROM OPERATIONS           $1,381,719   $1,443,803      $(62,084)
                                        ========== ============ ==============


See accompanying notes.



--------------------------------------------------------------------------------
Strategic Benefit                      112

                        Security Life Separate Account L1

                             Statement of Operations

                          Year Ended December 31, 1998



                                        TOTAL
                                         ALL         TOTAL         TOTAL         TOTAL           TOTAL        TOTAL        TOTAL
                                      DIVISIONS        NB          ALGER        FIDELITY        INVESCO      VAN ECK        AIM
                                    -------------- ------------ ------------- -------------- -------------  ------------ -----------

INVESTMENT INCOME
Dividends from mutual funds            $17,747,833   $4,273,690   $ 4,617,072    $ 6,943,854    $1,625,860     $ 189,620    $ 97,737
Less valuation period deductions
   (Note B)                              1,740,661      291,487       290,412        971,160       162,321        11,393      13,888
                                    -------------- ------------ ------------- -------------- -------------  ------------ -----------
Net investment income (loss)            16,007,172    3,982,203     4,326,660      5,972,694     1,463,539       178,227      83,849
                                    -------------- ------------ ------------- -------------- -------------  ------------ -----------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                           8,536,274      347,823     1,685,294      6,403,348       355,780      (260,570)      4,599
Net unrealized gains (losses) on
   investments                          18,766,977   (2,323,636)    5,825,800     15,230,082       248,681      (368,037)    154,087
                                    -------------- ------------ ------------- -------------- -------------  ------------ -----------
Net realized and unrealized gains
   (losses) on investments              27,303,251   (1,975,813)    7,511,094     21,633,430       604,461      (628,607)    158,686
                                    -------------- ------------ ------------- -------------- -------------  ------------ -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS    $43,310,423   $2,006,390   $11,837,754    $27,606,124    $2,068,000     $(450,380)   $242,535
                                    ============== ============ ============= ============== =============  ============ ===========



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      113

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                              NB
                                        --------------------------------------------------------------------------------
                                             Total          Limited                         Government
                                              NB           Maturity         Growth           Income         Partners
                                                             Bond
                                        --------------- --------------- ---------------  --------------- ---------------

INVESTMENT INCOME
Dividends from mutual funds                  $4,273,690        $409,268      $1,579,109         $136,565      $2,148,748
Less valuation period deductions
   (Note B)                                     291,487          87,183          52,660            3,213         148,431
                                        --------------- --------------- ---------------  --------------- ---------------
Net investment income (loss)                  3,982,203         322,085       1,526,449          133,352       2,000,317
                                        --------------- --------------- ---------------  --------------- ---------------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                                  347,823          10,003        (264,148)         (53,894)        655,862
Net unrealized gains (losses) on
   investments                               (2,323,636)         59,369         (81,576)         (60,954)     (2,240,475)
                                        --------------- --------------- ---------------  --------------- ---------------
Net realized and unrealized gains
   (losses) on investments                   (1,975,813)         69,372        (345,724)        (114,848)     (1,584,613)
                                        --------------- --------------- ---------------  --------------- ---------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS          $2,006,390        $391,457      $1,180,725         $ 18,504      $  415,704
                                        =============== =============== ===============  =============== ===============


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      114

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                           ALGER
                                        ------------------------------------------------------------------------------------
                                                             American          American                         American
                                             Total             Small            MidCap          American        Leveraged
                                             Alger        Capitalization        Growth           Growth          AllCap
                                        ---------------- -----------------  --------------- ---------------- ---------------

INVESTMENT INCOME
Dividends from mutual funds                  $ 4,617,072        $1,681,373       $  593,045       $2,196,712      $  145,942
Less valuation period deductions
   (Note B)                                      290,412            95,588           53,316          113,376          28,132
                                        ---------------- -----------------  --------------- ---------------- ---------------
Net investment income (loss)                   4,326,660         1,585,785          539,729        2,083,336         117,810
                                        ---------------- -----------------  --------------- ---------------- ---------------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                                 1,685,294           186,963          316,932          915,872         265,527
Net unrealized gains (losses) on
   investments                                 5,825,800           166,990        1,022,340        3,099,428       1,537,042
                                        ---------------- -----------------  --------------- ---------------- ---------------
Net realized and unrealized gains
   (losses) on investments                     7,511,094           353,953        1,339,272        4,015,300       1,802,569
                                        ---------------- -----------------  --------------- ---------------- ---------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM                     $11,837,754        $1,939,738       $1,879,001       $6,098,636      $1,920,379
OPERATIONS
                                        ================ =================  =============== ================ ===============


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      115

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                        FIDELITY
                                    ---------------------------------------------------------------------------------------
                                        Total          Asset                                      Money
                                       Fidelity       Manager        Growth        Overseas       Market       Index 500
                                    -------------- -------------- ------------- -------------- ------------ ---------------

INVESTMENT INCOME
Dividends from mutual funds            $ 6,943,854     $  808,986    $2,663,618     $1,015,626     $830,137     $ 1,625,487
Less valuation period deductions
   (Note B)                                971,160         63,669       183,002        129,504      116,932         478,053
                                    -------------- -------------- ------------- -------------- ------------ ---------------
Net investment income (loss)             5,972,694        745,317     2,480,616        886,122      713,205       1,147,434
                                    -------------- -------------- ------------- -------------- ------------ ---------------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                           6,403,348         20,247     1,534,000        298,379            -       4,550,722
Net unrealized gains (losses) on
   investments                          15,230,082        315,702     4,444,805        707,398            -       9,762,177
                                    -------------- -------------- ------------- -------------- ------------ ---------------
Net realized and unrealized gains
   (losses) on investments              21,633,430        335,949     5,978,805      1,005,777            -      14,312,899
                                    -------------- -------------- ------------- -------------- ------------ ---------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS    $27,606,124     $1,081,266    $8,459,421     $1,891,899     $713,205     $15,460,333
                                    ============== ============== ============= ============== ============ ===============


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      116

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                         INVESCO
                                   -------------------------------------------------------------------------------------------
                                        Total           Total         Equity                                   Small Company
                                       INVESCO          Return        Income      High Yield     Utilities         Growth
                                   ---------------- -------------- ------------ -------------- -------------  ----------------

INVESTMENT INCOME
Dividends from mutual funds              $1,625,860       $312,534   $  514,174       $769,805      $ 29,058           $   289
Less valuation period deductions
   (Note B)                                 162,321         40,898       60,678         49,140        10,730               875
                                   ---------------- -------------- ------------ -------------- -------------  ----------------
Net investment income (loss)              1,463,539        271,636      453,496        720,665        18,328              (586)
                                   ---------------- -------------- ------------ -------------- -------------  ----------------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                              355,780        136,473      342,342       (151,382)       35,245            (6,898)
Net unrealized gains (losses) on
   investments                              248,681         73,689      359,519       (541,125)      282,500            74,098
                                   ---------------- -------------- ------------ -------------- -------------  ----------------
Net realized and unrealized gains
   (losses) on investments                  604,461        210,162      701,861       (692,507)      317,745            67,200
                                   ---------------- -------------- ------------ -------------- -------------  ----------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS      $2,068,000       $481,798   $1,155,357       $ 28,158      $336,073           $66,614
                                   ================ ============== ============ ============== =============  ================


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      117

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                         VAN ECK
                                    ---------------------------------------------------------------------------------------------
                                                                        Worldwide                      Worldwide       Worldwide
                                          Total         Worldwide         Hard         Worldwide        Emerging        Real
                                         Van Eck         Balanced        Assets           Bond          Markets        Estate
                                    ----------------- -------------- --------------- --------------  -------------- -------------

INVESTMENT INCOME
Dividends from mutual funds                 $ 189,620        $45,674       $ 143,946         $    -        $      -       $     -
Less valuation period deductions
   (Note B)                                    11,393          1,050           8,170            212           1,736           225
                                    ----------------- -------------- --------------- --------------  -------------- -------------
Net investment income (loss)                  178,227         44,624         135,776           (212)         (1,736)         (225)
                                    ----------------- -------------- --------------- --------------  -------------- -------------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                               (260,570)         4,682        (162,110)           130        (101,436)       (1,836)
Net unrealized gains (losses) on
   investments                               (368,037)       (23,403)       (395,698)         3,953          47,140           (29)
                                    ----------------- -------------- --------------- --------------  -------------- -------------
Net realized and unrealized gains
   (losses) on investments                   (628,607)       (18,721)       (557,808)         4,083         (54,296)       (1,865)
                                    ----------------- -------------- --------------- --------------  -------------- -------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS         $(450,380)       $25,903       $(422,032)        $3,871        $(56,032)      $(2,090)
                                    ================= ============== =============== ==============  ============== =============



See accompanying notes.



--------------------------------------------------------------------------------
Strategic Benefit                      118

                        Security Life Separate Account L1

                          Year Ended December 31, 1998




                                                           AIM
                                       -----------------------------------------
                                          Total         Capital       Government
                                           AIM       Appreciation     Securities
                                       ------------  -------------  ------------

INVESTMENT INCOME
Dividends from mutual funds            $  97,737       $  27,109       $  70,628
Less valuation period deductions
   (Note B)                               13,888           3,056          10,832
                                       ---------  --------------  --------------
Net investment income (loss)              83,849          24,053          59,796
                                       ---------  --------------  --------------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                             4,599          (3,315)          7,914
Net unrealized gains (losses) on
   investments                           154,087         119,225          34,862
                                       ---------  --------------  --------------
Net realized and unrealized gains
   (losses) on investments               158,686         115,910          42,776
                                       ---------  --------------  --------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS     $242,535        $139,963        $102,572
                                       =========  ==============  ==============


  See accompanying notes.



--------------------------------------------------------------------------------
Strategic Benefit                      119

                        Security Life Separate Account L1

                             Statement of Operations

                          Year Ended December 31, 1997



                                          Total
                                           All            Total         Total            Total           Total          Total
                                        Divisions          NB           Alger          Fidelity         INVESCO        Van Eck
                                      --------------  ------------- --------------  --------------- --------------- --------------

INVESTMENT INCOME
Dividends from mutual funds              $ 4,158,702     $  678,740     $  323,895       $2,094,346      $1,039,818        $21,903
Less valuation period deductions
    (Note B)                                 813,630        135,310        141,930          461,022          67,625          7,743
                                      --------------  ------------- --------------  --------------- --------------- --------------
Net investment income (loss)               3,345,072        543,430        181,965        1,633,324         972,193         14,160
                                      --------------  ------------- --------------  --------------- --------------- --------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                            3,199,375        406,286        894,818        1,320,426         523,956         53,889
Net unrealized gains (losses) on
    investments                           10,643,150      2,273,595      1,647,989        6,476,412         298,662        (53,508)
                                      --------------  ------------- --------------  --------------- --------------- --------------
Net realized and unrealized gains
    (losses) on investments               13,842,525      2,679,881      2,542,807        7,796,838         822,618            381
                                      --------------  ------------- --------------  --------------- --------------- --------------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS     $17,187,597     $3,223,311     $2,724,772       $9,430,162      $1,794,811        $14,541
                                      ==============  ============= ==============  =============== =============== ==============



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      120

                        Security Life Separate Account L1

                          Year Ended December 31, 1997





                                                                              NB
                                          ------------------------------------------------------------------------------------
                                               Total            Limited                          Government
                                                NB           Maturity Bond        Growth           Income         Partners
                                          --------------- ------------------- --------------  ---------------- ---------------

INVESTMENT INCOME
Dividends from mutual funds                    $  678,740            $156,667       $183,497          $ 72,086      $  266,490
Less valuation period deductions
    (Note B)                                      135,310              33,725         24,959            10,366          66,260
                                          --------------- ------------------- --------------  ---------------- ---------------
Net investment income (loss)                      543,430             122,942        158,538            61,720         200,230
                                          --------------- ------------------- --------------  ---------------- ---------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                                   406,286             (20,056)        14,997            25,762         385,583
Net unrealized gains (losses) on
    investments                                 2,273,595             159,151        533,906            26,882       1,553,656
                                          --------------- ------------------- --------------  ---------------- ---------------
Net realized and unrealized gains
    (losses) on investments                     2,679,881             139,095        548,903            52,644       1,939,239
                                          --------------- ------------------- --------------  ---------------- ---------------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS           $3,223,311            $262,037       $707,441          $114,364      $2,139,469
                                          =============== =================== ==============  ================ ===============


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      121

                        Security Life Separate Account L1

                          Year Ended December 31, 1997





                                                                            ALGER
                                           -----------------------------------------------------------------------------------
                                                               American         American                         American
                                               Total            Small            MidCap         American         Leveraged
                                               Alger        Capitalization       Growth          Growth           AllCap
                                           -------------- ------------------ -------------- ---------------- -----------------

INVESTMENT INCOME
Dividends from mutual funds                    $  323,895           $218,789       $ 55,945       $   49,161          $      -
Less valuation period deductions
    (Note B)                                      141,930             51,004         28,138           48,785            14,003
                                           -------------- ------------------ -------------- ---------------- -----------------
Net investment income (loss)                      181,965            167,785         27,807              376           (14,003)
                                           -------------- ------------------ -------------- ---------------- -----------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                                   894,818            114,651        228,363          237,727           314,077
Net unrealized gains (losses) on
    investments                                 1,647,989            483,518        246,489          970,056           (52,074)
                                           -------------- ------------------ -------------- ---------------- -----------------
Net realized and unrealized gains
    (losses) on investments                     2,542,807            598,169        474,852        1,207,783           262,003
                                           -------------- ------------------ -------------- ---------------- -----------------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS           $2,724,772           $765,954       $502,659       $1,208,159          $248,000
                                           ============== ================== ============== ================ =================



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      122

                        Security Life Separate Account L1

                          Year Ended December 31, 1997





                                                                        FIDELITY
                                     -------------------------------------------------------------------------------------
                                         Total         Asset                                       Money
                                       Fidelity       Manager        Growth       Overseas        Market       Index 500
                                     ------------- -------------  ------------- -------------  ------------- -------------

INVESTMENT INCOME
Dividends from mutual funds             $2,094,346      $204,696     $  274,868      $451,874       $764,538    $  398,370
Less valuation period deductions
    (Note B)                               461,022        27,097         91,298        60,714        107,253       174,660
                                     ------------- -------------  ------------- -------------  ------------- -------------
Net investment income (loss)             1,633,324       177,599        183,570       391,160        657,285       223,710
                                     ------------- -------------  ------------- -------------  ------------- -------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                          1,320,426        33,000        662,436       332,544              -       292,446
Net unrealized gains (losses) on
    investments                          6,476,412       350,408      1,347,793      (305,456)             -     5,083,667
                                     ------------- -------------  ------------- -------------  ------------- -------------
Net realized and unrealized gains
    (losses) on investments              7,796,838       383,408      2,010,229        27,088              -     5,376,113
                                     ------------- -------------  ------------- -------------  ------------- -------------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $9,430,162      $561,007     $2,193,799      $418,248       $657,285    $5,599,823
                                     ============= =============  ============= =============  ============= =============


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      123

                        Security Life Separate Account L1

                          Year Ended December 31, 1997





                                                                           INVESCO
                                          -------------------------------------------------------------------------------
                                               Total           Total           Equity
                                              INVESCO         Return           Income        High Yield      Utilities
                                          --------------- ---------------  --------------- --------------- --------------

INVESTMENT INCOME
Dividends from mutual funds                    $1,039,818        $ 76,461         $417,376        $519,369       $ 26,612
Less valuation period deductions
    (Note B)                                       67,625          12,921           27,525          23,478          3,701
                                          --------------- ---------------  --------------- --------------- --------------
Net investment income (loss)                      972,193          63,540          389,851         495,891         22,911
                                          --------------- ---------------  --------------- --------------- --------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                                   523,956          46,241          116,951         269,799         90,965
Net unrealized gains (losses) on
    investments                                   298,662         203,429          324,767        (253,231)        23,697
                                          --------------- ---------------  --------------- --------------- --------------
Net realized and unrealized gains
    (losses) on investments                       822,618         249,670          441,718          16,568        114,662
                                          --------------- ---------------  --------------- --------------- --------------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS           $1,794,811        $313,210         $831,569        $512,459       $137,573
                                          =============== ===============  =============== =============== ==============


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      124

                        Security Life Separate Account L1

                          Year Ended December 31, 1997



                                                  VAN ECK
                                      ---------------------------------------

                                         Total     Worldwide       Worldwide
                                       Van Eck     Balanced      Hard Assets
                                      ---------  ------------  --------------

INVESTMENT INCOME
Dividends from mutual funds             $21,903      $  9,006        $ 12,897
Less valuation period deductions
    (Note B)                              7,743         3,329           4,414
                                      ---------  ------------  --------------
Net investment income (loss)             14,160         5,677           8,483
                                      ---------  ------------  --------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                          53,889        37,785          16,104
Net unrealized gains (losses) on
    investments                         (53,508)        4,122         (57,630)
                                      ---------  ------------  --------------
Net realized and unrealized gains
    (losses) on investments                 381        41,907         (41,526)
                                      ---------  ------------  --------------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $14,541       $47,584        $(33,043)
                                      =========  ============  ==============


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      125

                        Security Life Separate Account L1

                       Statement of Changes in Net Assets

                          Year Ended December 31, 1999



                                     Total
                                      All            Total         Total         Total          Total       Total          Total
                                   Divisions           NB          Alger        Fidelity       INVESCO     Van Eck          AIM
                                 ------------- -------------- -------------- ------------- ------------- ----------- --------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)      $15,975,284     $ 1,752,701   $  6,768,070  $  6,279,181   $   911,565  $    3,012    $   260,755
Net realized gains (losses) on
  investments                       18,191,446        557,950      5,023,269    11,358,812     1,094,239      73,144         84,032
Net unrealized gains (losses) on
  investments                       55,998,041      3,797,732     17,500,945    30,152,442     2,135,798   1,374,192      1,036,932
                                 ------------- -------------- -------------- ------------- ------------- ----------- --------------
Increase in net assets from
  operations                        90,164,771      6,108,383     29,292,284    47,790,435     4,141,602   1,450,348      1,381,719
                                 ------------- -------------- -------------- ------------- ------------- ----------- --------------

CHANGES FROM PRINCIPAL
  TRANSACTIONS
Net premiums                       162,042,407      9,691,552     19,246,531   115,810,413    12,770,723   1,311,620      3,211,568
Cost of insurance and
  administrative charges           (20,649,015)    (2,172,531)    (3,837,369)  (11,622,709)   (2,460,819)   (173,456)      (382,131)
Benefit payments                      (542,037)             -              -      (542,037)            -           -              -
Surrenders                         (15,066,657)    (1,529,928)    (3,447,763)   (7,887,081)   (1,567,128)    (33,331)      (601,426)
Net transfers among divisions
  (including the loan division
  and guaranteed interest
  division in the general
  account)                              91,435     (5,513,893)    13,797,533   (17,535,989)    2,140,348   1,919,235      5,284,201
Other                                  231,958         45,648         34,663       146,782       (17,068)     12,762          9,171
                                 ------------- -------------- -------------- ------------- ------------- ----------- --------------
Increase from principal
  transactions                     126,108,091        520,848     25,793,595    78,369,379    10,866,056   3,036,830      7,521,383
                                 ------------- -------------- -------------- ------------- ------------- ----------- --------------

Total increase in net assets       216,272,862      6,629,231     55,085,879   126,159,814    15,007,658   4,487,178      8,903,102

Net assets at beginning of year    305,030,106     47,067,751     54,428,521   168,285,929    29,630,753   1,816,999      3,800,153
                                 ------------- -------------- -------------- ------------- ------------- ----------- --------------

Net assets at end of year         $521,302,968    $53,696,982   $109,514,400  $294,445,743   $44,638,411  $6,304,177    $12,703,255
                                 ============= ============== ============== ============= ============= =========== ==============



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      126

                        Security Life Separate Account L1

                          Year Ended December 31, 1999



                                                                              NB
                                             --------------------------------------------------------------------------
                                                      Total          Limited
                                                        NB        Maturity Bond           Growth             Partners
                                             ------------------ ---------------  ------------------  ------------------

INCREASE IN NET ASSETS

OPERATIONS
Net investment income (loss)                        $ 1,752,701     $   802,897         $   382,777         $   567,027
Net realized gains (losses) on
   investments                                          557,950        (293,615)            318,964             532,601
Net unrealized gains (losses) on
   investments                                        3,797,732        (423,477)          3,714,218             506,991
                                             ------------------ ---------------  ------------------  ------------------
Increase in net assets from
   operations                                         6,108,383          85,805           4,415,959           1,606,619
                                             ------------------ ---------------  ------------------  ------------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                          9,691,552       2,691,658           1,968,259           5,031,635
Cost of insurance and
   administrative charges                            (2,172,531)       (532,487)           (382,030)         (1,258,014)
Benefit payments
Surrenders                                           (1,529,928)     (1,033,731)           (175,255)           (320,942)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                              (5,513,893)     (5,610,959)         (1,798,195)          1,895,261
Other                                                    45,648          22,193              21,256               2,199
                                             ------------------ ---------------  ------------------  ------------------
Increase from principal
   transactions                                         520,848      (4,463,326)           (365,965)          5,350,139
                                             ------------------ ---------------  ------------------  ------------------

Total increase in net assets                          6,629,231      (4,377,521)          4,049,994           6,956,758

Net assets at beginning of year                      47,067,751      15,578,349           9,026,160          22,463,242
                                             ------------------ ---------------  ------------------  ------------------

Net assets at end of year                           $53,696,982     $11,200,828         $13,076,154         $29,420,000
                                             ================== ===============  ==================  ==================


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      127

                        Security Life Separate Account L1

                          Year Ended December 31, 1999





                                                                           ALGER
                                      ------------------------------------------------------------------------------------------
                                                             American           American                           American
                                            Total              Small             MidCap           American         Leveraged
                                            Alger         Capitalization         Growth            Growth           AllCap
                                      ------------------ -----------------  ----------------  ---------------- -----------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)                $  6,768,070       $ 2,058,314       $ 1,547,583       $ 2,530,830       $   631,343
Net realized gains (losses) on
   investments                                 5,023,269            94,825           322,974         2,007,625         2,597,845
Net unrealized gains (losses) on
   investments                                17,500,945         5,993,398         2,015,333         4,584,649         4,907,565
                                      ------------------ -----------------  ----------------  ---------------- -----------------
Increase in net assets from
   operations                                 29,292,284         8,146,537         3,885,890         9,123,104         8,136,753
                                      ------------------ -----------------  ----------------  ---------------- -----------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                  19,246,531         4,618,903         3,508,936         7,654,291         3,464,401
Cost of insurance and
   administrative charges                     (3,837,369)         (957,053)         (661,896)       (1,597,077)         (621,343)
Benefit payments
Surrenders                                    (3,447,763)         (986,740)         (286,174)       (1,594,894)         (579,955)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                       13,797,533         1,461,610         1,637,697         4,904,801         5,793,425
Other                                             34,663            (6,873)          (17,173)          (10,341)           69,050
                                      ------------------ -----------------  ----------------  ---------------- -----------------
Increase from principal
   transactions                               25,793,595         4,129,847         4,181,390         9,356,780         8,125,578
                                      ------------------ -----------------  ----------------  ---------------- -----------------

Total increase in net assets                  55,085,879        12,276,384         8,067,280        18,479,884        16,262,331

Net assets at beginning of year               54,428,521        15,503,371         9,220,207        22,903,614         6,801,329
                                      ------------------ -----------------  ----------------  ---------------- -----------------

Net assets at end of year                   $109,514,400       $27,779,755       $17,287,487       $41,383,498       $23,063,660
                                      ================== =================  ================  ================ =================



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      128

                        Security Life Separate Account L1

                          Year Ended December 31, 1999





                                                                        FIDELITY
                                  -----------------------------------------------------------------------------------------------
                                       Total           Asset                                         Money
                                     Fidelity         Manager         Growth        Overseas         Market         Index 500
                                  --------------- --------------- -------------- --------------- --------------  ----------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)        $   6,279,181     $   714,882    $ 3,199,633     $   631,807    $ 1,089,493      $    643,366
Net realized gains (losses) on
   investments                         11,358,812         122,474      7,459,882         553,230              -         3,223,226
Net unrealized gains (losses) on
   investments                         30,152,442         316,538      3,509,953       8,740,414              -        17,585,537
                                  --------------- --------------- -------------- --------------- --------------  ----------------
Increase in net assets from
   operations                          47,790,435       1,153,894     14,169,468       9,925,451      1,089,493        21,452,129
                                  --------------- --------------- -------------- --------------- --------------  ----------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                          115,810,413       3,791,052      9,969,268       5,963,624     62,143,060        33,943,409
Cost of insurance and
   administrative charges             (11,622,709)       (604,489)    (1,912,531)     (1,071,163)    (2,273,369)       (5,761,157)
Benefit payments                         (542,037)              -              -               -       (542,037)                -
Surrenders                             (7,887,081)       (641,428)    (1,308,922)     (1,227,419)    (1,281,819)       (3,427,493)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)               (17,535,989)       (349,280)     4,285,808         788,107    (42,741,942)       20,481,318
Other                                     146,782           3,430         54,597          23,794         (8,230)           73,191
                                  --------------- --------------- -------------- --------------- --------------  ----------------
Increase from principal
   transactions                        78,369,379       2,199,285     11,088,220       4,476,943     15,295,663        45,309,268
                                  --------------- --------------- -------------- --------------- --------------  ----------------

Total increase in net assets          126,159,814       3,353,179     25,257,688      14,402,394     16,385,156        66,761,397

Net assets at beginning of year       168,285,929      10,237,279     32,900,142      20,581,887     18,412,252        86,154,369
                                  --------------- --------------- -------------- --------------- --------------  ----------------

Net assets at end of year            $294,445,743     $13,590,458    $58,157,830     $34,984,281    $34,797,408      $152,915,766
                                  =============== =============== ============== =============== ==============  ================



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      129

                        Security Life Separate Account L1

                          Year Ended December 31, 1999





                                                                         INVESCO
                                         ------------------------------------------------------------------------------------------
                                            Total           Total          Equity                                      Small Company
                                           INVESCO         Return          Income        High Yield       Utilities       Growth
                                         ----------- --------------- --------------- ---------------  -------------- --------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)             $   911,565     $   204,816     $   154,625      $  553,193      $   13,269     $  (14,338)
Net realized gains (losses) on
   investments                             1,094,239         286,623         506,767        (241,611)        304,911        237,549
Net unrealized gains (losses) on
   investments                             2,135,798        (923,083)        965,264         379,005         179,598      1,535,014
                                         ----------- --------------- --------------- ---------------  -------------- --------------
Increase (decrease) in net assets from
   operations                              4,141,602        (431,644)      1,626,656         690,587         497,778      1,758,225
                                         ----------- --------------- --------------- ---------------  -------------- --------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              12,770,723       4,580,034       4,374,844       1,987,501       1,127,118        701,226
Cost of insurance and
   administrative charges                 (2,460,819)       (764,047)       (922,117)       (471,532)       (198,877)      (104,246)
Benefit payments
Surrenders                                (1,567,128)       (239,246)       (333,959)       (155,182)       (820,016)       (18,725)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                    2,140,348        (854,496)        643,961        (518,177)      1,491,088      1,377,972
Other                                        (17,068)         (9,279)        (21,837)          4,698           3,264          6,086
                                         ----------- --------------- --------------- ---------------  -------------- --------------
Increase from principal
   transactions                           10,866,056       2,712,966       3,740,892         847,308       1,602,577      1,962,313
                                         ----------- --------------- --------------- ---------------  -------------- --------------

Total increase in net assets              15,007,658       2,281,322       5,367,548       1,537,895       2,100,355      3,720,538

Net assets at beginning of year           29,630,753       8,105,328      10,853,005       7,882,782       2,040,960        748,678
                                         ----------- --------------- --------------- ---------------  -------------- --------------

Net assets at end of year                $44,638,411     $10,386,650     $16,220,553      $9,420,677      $4,141,315     $4,469,216
                                         =========== =============== =============== ===============  ============== ==============



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      130

                        Security Life Separate Account L1

                          Year Ended December 31, 1999





                                                                            VAN ECK
                                          ---------------------------------------------------------------------------------
                                                             Worldwide                        Worldwide        Worldwide
                                               Total           Hard           Worldwide        Emerging          Real
                                              Van Eck         Assets            Bond           Markets          Estate
                                          --------------- ---------------  --------------- ---------------- ---------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)                   $    3,012      $    3,939         $  9,896       $  (10,886)       $     63
Net realized gains (losses) on
   investments                                     73,144        (313,009)         (25,853)         410,384           1,622
Net unrealized gains (losses) on
   investments                                  1,374,192         592,123           (9,920)         809,962         (17,973)
                                          --------------- ---------------  --------------- ---------------- ---------------
Increase (decrease) in net assets from
   operations                                   1,450,348         283,053          (25,877)       1,209,460         (16,288)
                                          --------------- ---------------  --------------- ---------------- ---------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                    1,311,620         441,045          253,322          416,537         200,716
Cost of insurance and
   administrative charges                        (173,456)        (86,064)         (17,509)         (56,532)        (13,351)
Benefit payments
Surrenders                                        (33,331)        (23,325)               -           (5,545)         (4,461)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                         1,919,235         602,367          (80,721)       1,091,100         306,489
Other                                              12,762          15,247             (819)          (2,117)            451
                                          --------------- ---------------  --------------- ---------------- ---------------
Increase from principal
   transactions                                 3,036,830         949,270          154,273        1,443,443         489,844
                                          --------------- ---------------  --------------- ---------------- ---------------

Total increase in net assets                    4,487,178       1,232,323          128,396        2,652,903         473,556

Net assets at beginning of year                 1,816,999       1,073,755          205,807          461,156          76,281
                                          --------------- ---------------  --------------- ---------------- ---------------

Net assets at end of year                      $6,304,177      $2,306,078         $334,203       $3,114,059        $549,837
                                          =============== ===============  =============== ================ ===============


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      131

                        Security Life Separate Account L1

                          Year Ended December 31, 1999




                                                          AIM
                                        --------------------------------------
                                           Total       Capital      Government
                                            AIM      Appreciation   Securities
                                        ------------ ------------- -----------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)             $   260,755    $   94,178  $  166,577
Net realized gains (losses) on
   investments                                84,032        92,256      (8,224)
Net unrealized gains (losses) on
   investments                             1,036,932     1,257,369    (220,437)
                                        ------------ ------------- -----------
Increase (decrease) in net assets from
   operations                              1,381,719     1,443,803     (62,084)
                                        ------------ ------------- -----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                               3,211,568     1,497,094   1,714,474
Cost of insurance and
   administrative charges                   (382,131)     (216,619)   (165,512)
Benefit payments
Surrenders                                  (601,426)      (18,584)   (582,842)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                    5,284,201     1,391,719   3,892,482
Other                                          9,171         7,073       2,098
                                        ------------ ------------- -----------
Increase from principal
   transactions                            7,521,383     2,660,683   4,860,700
                                        ------------ ------------- -----------

Total increase in net assets               8,903,102     4,104,486   4,798,616

Net assets at beginning of year            3,800,153     1,204,436   2,595,717
                                        ------------ ------------- -----------

Net assets at end of year                $12,703,255    $5,308,922  $7,394,333
                                        ============ ============= ===========

See accompanying notes.

--------------------------------------------------------------------------------
Strategic Benefit                      132

                        Security Life Separate Account L1

                       Statement of Changes in Net Assets

                          Year Ended December 31, 1998



                                      Total
                                       All           Total        Total         Total          Total        Total       Total
                                    Divisions         NB          Alger        Fidelity       INVESCO      Van Eck       AIM
                                    ------------ ----------------------------------------- ------------- ------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)        $ 16,007,172   $ 3,982,203   $ 4,326,660  $  5,972,694   $ 1,463,539   $  178,227  $   83,849
Net realized gains (losses) on
   investments                         8,536,274       347,823     1,685,294     6,403,348       355,780     (260,570)      4,599
Net unrealized gains (losses) on
   investments                        18,766,977    (2,323,636)    5,825,800    15,230,082       248,681     (368,037)    154,087
                                    ------------ ----------------------------------------- ------------- ------------------------
Increase (decrease) in net assets
   from operations                    43,310,423     2,006,390    11,837,754    27,606,124     2,068,000     (450,380)    242,535
                                    ------------ ----------------------------------------- ------------- ------------------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                         128,820,440    12,563,792    13,089,164    92,335,231     8,092,294      875,501   1,864,458
Cost of insurance and
   administrative charges            (14,458,798)   (2,063,802)   (2,525,683)   (8,200,381)   (1,481,570)    (108,634)    (78,728)
Benefit payments                        (306,862)      (11,220)      (26,492)     (259,989)       (9,161)           -           -
Surrenders                           (10,842,736)     (725,767)     (859,454)   (8,654,377)     (586,533)     (15,198)     (1,407)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)               (3,936,799)    8,461,193     4,831,250   (25,231,056)    6,011,967      216,552   1,773,295
Other                                    (41,582)      (87,331)      (18,626)       54,208         9,107        1,060           -
                                    ------------ ----------------------------------------- ------------- ------------------------
Increase (decrease) from principal
   transactions                       99,233,663    18,136,865    14,490,159    50,043,636    12,036,104      969,281   3,557,618
                                    ------------ ----------------------------------------- ------------- ------------------------

Total increase (decrease) in net
   assets                            142,544,086    20,143,255    26,327,913    77,649,760    14,104,104      518,901   3,800,153

Net assets at beginning of year      162,486,020    26,924,496    28,100,608    90,636,169    15,526,649    1,298,098           -
                                    ------------ ----------------------------------------- ------------- ------------------------

Net assets at end of year           $305,030,106   $47,067,751   $54,428,521  $168,285,929   $29,630,753   $1,816,999  $3,800,153
                                    ============ ========================================= ============= ========================



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      133

                        Security Life Separate Account L1

                          Year Ended December 31, 1998




                                                                              NB
                                          -----------------------------------------------------------------------------------------
                                                Total             Limited                           Government
                                                 NB            Maturity Bond         Growth           Income          Partners
                                          ----------------- ------------------- ---------------- ----------------  ----------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)                    $ 3,982,203         $   322,085       $1,526,449         $133,352       $ 2,000,317
Net realized gains (losses) on
   investments                                      347,823              10,003         (264,148)         (53,894)          655,862
Net unrealized gains (losses) on
   investments                                   (2,323,636)             59,369          (81,576)         (60,954)       (2,240,475)
                                          ----------------- ------------------- ---------------- ----------------  ----------------
Increase (decrease) in net assets
   from operations                                2,006,390             391,457        1,180,725           18,504           415,704
                                          ----------------- ------------------- ---------------- ----------------  ----------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                     12,563,792           3,839,599        2,578,265           31,593         6,114,335
Cost of insurance and
   administrative charges                        (2,063,802)           (492,782)        (393,894)         (14,839)       (1,162,287)
Benefit payments                                    (11,220)                  -                -                -           (11,220)
Surrenders                                         (725,767)            (15,922)        (419,497)          (3,243)         (287,105)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                           8,461,193           5,212,588          513,663         (894,126)        3,629,068
Other                                               (87,331)            (31,757)           3,226          (31,566)          (27,234)
                                          ----------------- ------------------- ---------------- ----------------  ----------------
Increase (decrease) from principal
   transactions                                  18,136,865           8,511,726        2,281,763         (912,181)        8,255,557
                                          ----------------- ------------------- ---------------- ----------------  ----------------

Total increase (decrease) in net assets          20,143,255           8,903,183        3,462,488         (893,677)        8,671,261

Net assets at beginning of year                  26,924,496           6,675,166        5,563,672          893,677        13,791,981
                                          ----------------- ------------------- ---------------- ----------------  ----------------

Net assets at end of year                       $47,067,751         $15,578,349       $9,026,160         $      -       $22,463,242
                                          ================= =================== ================ ================  ================



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      134

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                           ALGER
                                          ----------------------------------------------------------------------------------------
                                                                 American         American                            American
                                                Total             Small            MidCap           American         Leveraged
                                                Alger         Capitalization       Growth            Growth            AllCap
                                          ----------------- ------------------ ---------------  ----------------  ----------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)                    $ 4,326,660        $ 1,585,785      $  539,729       $ 2,083,336        $  117,810
Net realized gains (losses) on
   investments                                    1,685,294            186,963         316,932           915,872           265,527
Net unrealized gains (losses) on
   investments                                    5,825,800            166,990       1,022,340         3,099,428         1,537,042
                                          ----------------- ------------------ ---------------  ----------------  ----------------
Increase (decrease) in net assets
   from operations                               11,837,754          1,939,738       1,879,001         6,098,636         1,920,379
                                          ----------------- ------------------ ---------------  ----------------  ----------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                     13,089,164          4,154,774       2,573,424         5,298,963         1,062,003
Cost of insurance and
   administrative charges                        (2,525,683)          (803,988)       (473,224)         (989,260)         (259,211)
Benefit payments                                    (26,492)           (14,248)        (12,244)                -                 -
Surrenders                                         (859,454)          (196,345)       (376,263)         (216,867)          (69,979)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                           4,831,250            (35,168)        528,261         3,094,366         1,243,791
Other                                               (18,626)              (504)        (14,286)            1,597            (5,433)
                                          ----------------- ------------------ ---------------  ----------------  ----------------
Increase (decrease) from principal
   transactions                                  14,490,159          3,104,521       2,225,668         7,188,799         1,971,171
                                          ----------------- ------------------ ---------------  ----------------  ----------------

Total increase (decrease) in net assets          26,327,913          5,044,259       4,104,669        13,287,435         3,891,550

Net assets at beginning of year                  28,100,608         10,459,112       5,115,538         9,616,179         2,909,779
                                          ----------------- ------------------ ---------------  ----------------  ----------------

Net assets at end of year                       $54,428,521        $15,503,371      $9,220,207       $22,903,614        $6,801,329
                                          ================= ================== ===============  ================  ================



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      135

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                        FIDELITY
                                      ---------------------------------------------------------------------------------------------
                                           Total           Asset                                          Money
                                         Fidelity         Manager         Growth         Overseas        Market        Index 500
                                      ---------------  -------------- --------------- -------------- --------------- --------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)             $  5,972,694     $   745,317     $ 2,480,616    $   886,122     $   713,205    $ 1,147,434
Net realized gains (losses) on
   investments                              6,403,348          20,247       1,534,000        298,379               -      4,550,722
Net unrealized gains (losses) on
   investments                             15,230,082         315,702       4,444,805        707,398               -      9,762,177
                                      ---------------  -------------- --------------- -------------- --------------- --------------
Increase (decrease) in net assets
   from operations                         27,606,124       1,081,266       8,459,421      1,891,899         713,205     15,460,333
                                      ---------------  -------------- --------------- -------------- --------------- --------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                               92,335,231       2,713,832       8,443,426      5,709,711      55,421,815     20,046,447
Cost of insurance and
   administrative charges                  (8,200,381)       (490,838)     (1,358,671)      (939,010)     (1,769,895)    (3,641,967)
Benefit payments                             (259,989)              -          (8,890)        (8,379)       (240,733)        (1,987)
Surrenders                                 (8,654,377)       (652,157)     (2,494,098)      (438,536)     (2,335,262)    (2,734,324)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   (25,231,056)      1,440,884       1,798,160      2,169,798     (48,429,964)    17,790,066
Other                                          54,208           7,219         (14,128)       (29,375)         39,827         50,665
                                      ---------------  -------------- --------------- -------------- --------------- --------------
Increase (decrease) from principal
   transactions                            50,043,636       3,018,940       6,365,799      6,464,209       2,685,788     31,508,900
                                      ---------------  -------------- --------------- -------------- --------------- --------------

Total increase (decrease) in net assets    77,649,760       4,100,206      14,825,220      8,356,108       3,398,993     46,969,233

Net assets at beginning of year            90,636,169       6,137,073      18,074,922     12,225,779      15,013,259     39,185,136
                                      ---------------  -------------- --------------- -------------- --------------- --------------

Net assets at end of year                $168,285,929     $10,237,279     $32,900,142    $20,581,887     $18,412,252    $86,154,369
                                      ===============  ============== =============== ============== =============== ==============



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      136

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                         INVESCO
                                     --------------------------------------------------------------------------------------------
                                                                                                                        Small
                                         Total           Total          Equity                                         Company
                                        INVESCO          Return         Income         High Yield      Utilities       Growth
                                     --------------  -------------- ---------------  -------------- --------------- -------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $ 1,463,539      $  271,636     $   453,496      $   720,665     $   18,328      $   (586)
Net realized gains (losses) on
   investments                              355,780         136,473         342,342        (151,382)         35,245        (6,898)
Net unrealized gains (losses) on
   investments                              248,681          73,689         359,519        (541,125)        282,500        74,098
                                     --------------  -------------- ---------------  -------------- --------------- -------------
Increase (decrease) in net assets
   from operations                        2,068,000         481,798       1,155,357          28,158         336,073        66,614
                                     --------------  -------------- ---------------  -------------- --------------- -------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              8,092,294       2,104,849       3,170,236       2,297,048         435,105        85,056
Cost of insurance and
   administrative charges                (1,481,570)       (425,176)       (567,563)       (389,895)        (87,692)      (11,244)
Benefit payments                             (9,161)              -          (9,161)              -               -             -
Surrenders                                 (586,533)        (56,509)       (192,220)       (329,292)         (8,210)         (302)
Net transfers among divisions
   (including the loan division and
   Guaranteed interest division in
   the general account)                   6,011,967       2,955,200       1,315,595         931,519         201,017       608,636
Other                                         9,107             556          22,617         (18,840)          4,856           (82)
                                     --------------  -------------- ---------------  -------------- --------------- -------------
Increase (decrease) from principal
   transactions                          12,036,104       4,578,920       3,739,504       2,490,540         545,076       682,064
                                     --------------  -------------- ---------------  -------------- --------------- -------------

Total increase (decrease) in net assets  14,104,104       5,060,718       4,894,861       2,518,698         881,149       748,678

Net assets at beginning of year          15,526,649       3,044,610       5,958,144       5,364,084       1,159,811             -
                                     --------------  -------------- ---------------  -------------- --------------- -------------

Net assets at end of year               $29,630,753      $8,105,328     $10,853,005      $7,882,782      $2,040,960      $748,678
                                     ==============  ============== ===============  ============== =============== =============



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      137

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                         VAN ECK
                                     --------------------------------------------------------------------------------------------
                                                                        Worldwide                       Worldwide      Worldwide
                                          Total         Worldwide          Hard         Worldwide       Emerging         Real
                                         Van Eck         Balanced         Assets          Bonds         Markets         Estate
                                     ---------------  -------------- ---------------- -------------- -------------- -------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)              $  178,227       $  44,624       $  135,776       $   (212)     $  (1,736)      $  (225)
Net realized gains (losses) on
   investments                              (260,570)          4,682         (162,110)           130       (101,436)       (1,836)
Net unrealized gains (losses) on
   investments                              (368,037)        (23,403)        (395,698)         3,953         47,140           (29)
                                     ---------------  -------------- ---------------- -------------- -------------- -------------
Increase (decrease) in net assets
   from operations                          (450,380)         25,903         (422,032)         3,871        (56,032)       (2,090)
                                     ---------------  -------------- ---------------- -------------- -------------- -------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                 875,501          (1,347)         571,430        129,336        137,102        38,980
Cost of insurance and
   administrative charges                   (108,634)         (9,423)         (86,867)        (1,544)        (7,777)       (3,023)
Benefit payments                                   -               -                -              0              0             0
Surrenders                                   (15,198)         (3,105)         (11,871)             0              0          (222)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                      216,552        (399,466)         111,286         74,151        387,960        42,621
Other                                          1,060              90            1,059             (7)           (97)           15
                                     ---------------  -------------- ---------------- -------------- -------------- -------------
Increase (decrease) from principal
   transactions                              969,281        (413,251)         585,037        201,936        517,188        78,371
                                     ---------------  -------------- ---------------- -------------- -------------- -------------

Total increase (decrease) in net assets      518,901        (387,348)         163,005        205,807        461,156        76,281

Net assets at beginning of year            1,298,098         387,348          910,750              -              -             -
                                     ---------------  -------------- ---------------- -------------- -------------- -------------

Net assets at end of year                 $1,816,999       $       -       $1,073,755       $205,807      $ 461,156       $76,281
                                     ===============  ============== ================ ============== ============== =============



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      138

                        Security Life Separate Account L1

                          Year Ended December 31, 1998




                                                              AIM
                                         --------------------------------------
                                             Total      Capital     Government
                                              AIM     Appreciation  Securities
                                         ------------ ------------ ------------

INCREASE (DECREASE) IN NET ASSETS

Operations
Net investment income (loss)               $   83,849   $   24,053   $   59,796
Net realized gains (losses) on
   investments                                  4,599       (3,315)       7,914
Net unrealized gains (losses) on
   investments                                154,087      119,225       34,862
                                         ------------ ------------ ------------
Increase (decrease) in net assets
   from operations                            242,535      139,963      102,572
                                         ------------ ------------ ------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                1,864,458      329,635    1,534,823
Cost of insurance and
   administrative charges                     (78,728)     (28,940)     (49,788)
Benefit payments                                    -            -            -
Surrenders                                     (1,407)      (1,407)           -
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                     1,773,295      765,185    1,008,110
Other                                               -            -            -
                                         ------------ ------------ ------------
Increase (decrease) from principal
   transactions                             3,557,618    1,064,473    2,493,145
                                         ------------ ------------ ------------

Total increase (decrease) in net assets     3,800,153    1,204,436    2,595,717

Net assets at beginning of year                     -            -            -
                                         ------------ ------------ ------------

Net assets at end of year                  $3,800,153   $1,204,436   $2,595,717
                                         ============ ============ ============


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      139

                        Security Life Separate Account L1

                       Statement of Changes in Net Assets

                          Year Ended December 31, 1997



                                          Total
                                           All            Total          Total           Total           Total          Total
                                        Divisions           NB           Alger          Fidelity        INVESCO        Van Eck
                                        ------------  -------------- --------------  -------------- --------------- -------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $  3,345,072     $   543,430    $   181,965     $ 1,633,324     $   972,193    $   14,160
Net realized gains (losses) on
   investments                             3,199,375         406,286        894,818       1,320,426         523,956        53,889
Net unrealized gains (losses) on
   investments                            10,643,150       2,273,595      1,647,989       6,476,412         298,662       (53,508)
                                        ------------  -------------- --------------  -------------- --------------- -------------
Increase (decrease) in net assets from
   operations                             17,187,597       3,223,311      2,724,772       9,430,162       1,794,811        14,541
                                        ------------  -------------- --------------  -------------- --------------- -------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                             104,747,260       5,555,766      6,944,048      89,309,110       2,683,620       254,716
Cost of insurance and
   administrative charges                 (8,284,944)       (957,887)    (1,466,664)     (5,155,026)       (614,145)      (91,222)
Benefit payments                            (406,386)        (20,591)       (63,369)       (322,263)           (163)            -
Surrenders                                (1,977,696)       (146,698)      (412,252)     (1,294,484)       (112,699)      (11,563)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   (6,642,529)      8,721,432      9,006,938     (32,708,946)      7,796,299       541,748
Other                                          5,891           9,817         11,046         (21,999)         11,180        (4,153)
                                        ------------  -------------- --------------  -------------- --------------- -------------
Increase (decrease) from principal
   transactions                           87,441,596      13,161,839     14,019,747      49,806,392       9,764,092       689,526
                                        ------------  -------------- --------------  -------------- --------------- -------------

Total increase (decrease) in net assets  104,629,193      16,385,150     16,744,519      59,236,554      11,558,903       704,067

Net assets at beginning of year           57,856,827      10,539,346     11,356,089      31,399,615       3,967,746       594,031
                                        ------------  -------------- --------------  -------------- --------------- -------------

Net assets at end of year               $162,486,020     $26,924,496    $28,100,608     $90,636,169     $15,526,649    $1,298,098
                                        ============  ============== ==============  ============== =============== =============



See accompanying notes.



--------------------------------------------------------------------------------
Strategic Benefit                      140

                        Security Life Separate Account L1

                          Year Ended December 31, 1997





                                                                              NB
                                          -----------------------------------------------------------------------------------------
                                                Total             Limited                           Government
                                                 NB            Maturity Bond         Growth           Income           Partners
                                          ----------------- ------------------- ---------------- ----------------  ----------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)                    $   543,430          $  122,942       $  158,538      $    61,720       $   200,230
Net realized gains (losses) on
   investments                                      406,286             (20,056)          14,997           25,762           385,583
Net unrealized gains (losses) on
   investments                                    2,273,595             159,151          533,906           26,882         1,553,656
                                          ----------------- ------------------- ---------------- ----------------  ----------------
Increase (decrease) in net assets from
   operations                                     3,223,311             262,037          707,441          114,364         2,139,469
                                          ----------------- ------------------- ---------------- ----------------  ----------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                      5,555,766           1,332,125        1,158,704          324,257         2,740,680
Cost of insurance and
   administrative charges                          (957,887)           (163,472)        (219,117)         (62,075)         (513,223)
Benefit payments                                    (20,591)                  -                -                -           (20,591)
Surrenders                                         (146,698)             (3,761)         (71,838)            (792)          (70,307)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                           8,721,432           2,758,363        2,141,068       (1,023,987)        4,845,988
Other                                                 9,817              (2,202)          11,700           (6,404)            6,723
                                          ----------------- ------------------- ---------------- ----------------  ----------------
Increase (decrease) from principal
   transactions                                  13,161,839           3,921,053        3,020,517         (769,001)        6,989,270
                                          ----------------- ------------------- ---------------- ----------------  ----------------

Total increase (decrease)  in net assets         16,385,150           4,183,090        3,727,958         (654,637)        9,128,739

Net assets at beginning of year                  10,539,346           2,492,076        1,835,714        1,548,314         4,663,242
                                          ----------------- ------------------- ---------------- ----------------  ----------------

Net assets at end of year                       $26,924,496          $6,675,166       $5,563,672      $   893,677       $13,791,981
                                          ================= =================== ================ ================  ================



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      141

                        Security Life Separate Account L1

                          Year Ended December 31, 1997





                                                                           ALGER
                                          --------------------------------------------------------------------------------------
                                                                 American         American                          American
                                                Total             Small            MidCap          American        Leveraged
                                                Alger         Capitalization       Growth           Growth           AllCap
                                          ----------------- ------------------ ---------------  --------------- ----------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)                    $   181,965        $   167,785      $   27,807       $      376       $  (14,003)
Net realized gains (losses) on
   investments                                      894,818            114,651         228,363          237,727          314,077
Net unrealized gains (losses) on
   investments                                    1,647,989            483,518         246,489          970,056          (52,074)
                                          ----------------- ------------------ ---------------  --------------- ----------------
Increase (decrease) in net assets from
   operations                                     2,724,772            765,954         502,659        1,208,159          248,000
                                          ----------------- ------------------ ---------------  --------------- ----------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                      6,944,048          2,630,863       1,276,492        2,334,377          702,316
Cost of insurance and
   administrative charges                        (1,466,664)          (526,742)       (299,891)        (479,902)        (160,129)
Benefit payments                                    (63,369)                 -         (62,593)            (776)               -
Surrenders                                         (412,252)          (255,386)        (74,317)         (58,850)         (23,699)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                           9,006,938          3,518,384       1,419,061        2,796,911        1,272,582
Other                                                11,046             (6,069)         19,072            2,082           (4,039)
                                          ----------------- ------------------ ---------------  --------------- ----------------
Increase (decrease) from principal
   transactions                                  14,019,747          5,361,050       2,277,824        4,593,842        1,787,031
                                          ----------------- ------------------ ---------------  --------------- ----------------

Total increase (decrease) in net assets          16,744,519          6,127,004       2,780,483        5,802,001        2,035,031

Net assets at beginning of year                  11,356,089          4,332,108       2,335,055        3,814,178          874,748
                                          ----------------- ------------------ ---------------  --------------- ----------------

Net assets at end of year                       $28,100,608        $10,459,112      $5,115,538       $9,616,179       $2,909,779
                                          ================= ================== ===============  =============== ================



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      142

                        Security Life Separate Account L1

                          Year Ended December 31, 1997





                                                                        FIDELITY
                                     -------------------------------------------------------------------------------------------
                                         Total           Asset                                        Money
                                        Fidelity        Manager        Growth         Overseas        Market        Index 500
                                     --------------  ------------- --------------  -------------- --------------  --------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $ 1,633,324     $  177,599    $   183,570     $   391,160    $   657,285     $   223,710
Net realized gains (losses) on
   investments                            1,320,426         33,000        662,436         332,544              -         292,446
Net unrealized gains (losses) on
   investments                            6,476,412        350,408      1,347,793        (305,456)             -       5,083,667
                                        -----------  ------------- --------------  -------------- --------------  --------------
Increase (decrease) in net assets from
   operations                             9,430,162        561,007      2,193,799         418,248        657,285       5,599,823
                                        -----------  ------------- --------------  -------------- --------------  --------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                             89,309,110      2,162,759      4,558,270       2,410,373     73,366,740       6,810,968
Cost of insurance and
   administrative charges                (5,155,026)      (242,289)      (813,161)       (525,615)    (2,213,630)     (1,360,331)
Benefit payments                           (322,263)       (20,969)          (548)         (1,233)      (257,371)        (42,142)
Surrenders                               (1,294,484)       (92,218)      (135,829)        (91,869)      (870,621)       (103,947)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                 (32,708,946)     2,215,879      5,219,755       5,730,183    (63,929,591)     18,054,828
Other                                       (21,999)         7,567          3,217          10,563        (35,219)         (8,127)
                                        -----------  ------------- --------------  -------------- --------------  --------------
Increase (decrease) from principal
   transactions                          49,806,392      4,030,729      8,831,704       7,532,402      6,060,308      23,351,249
                                        -----------  ------------- --------------  -------------- --------------  --------------

Total increase (decrease) in net assets  59,236,554      4,591,736     11,025,503       7,950,650      6,717,593      28,951,072

Net assets at beginning of year          31,399,615      1,545,337      7,049,419       4,275,129      8,295,666      10,234,064
                                        -----------  ------------- --------------  -------------- --------------  --------------

Net assets at end of year               $90,636,169     $6,137,073    $18,074,922     $12,225,779    $15,013,259     $39,185,136
                                        ===========  ============= ==============  ============== ==============  ==============



See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      143

                        Security Life Separate Account L1

                          Year Ended December 31, 1997





                                                                         INVESCO
                                          -----------------------------------------------------------------------------------
                                                Total            Total           Equity
                                               INVESCO           Return          Income         High Yield      Utilities
                                          ----------------- ---------------- ---------------  -------------- ----------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)                    $   972,193       $   63,540      $  389,851      $  495,891       $   22,911
Net realized gains (losses) on
   investments                                      523,956           46,241         116,951         269,799           90,965
Net unrealized gains (losses) on
   investments                                      298,662          203,429         324,767        (253,231)          23,697
                                          ----------------- ---------------- ---------------  -------------- ----------------
Increase (decrease) in net assets from
   operations                                     1,794,811          313,210         831,569         512,459          137,573
                                          ----------------- ---------------- ---------------  -------------- ----------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                      2,683,620          517,831       1,250,551         835,890           79,348
Cost of insurance and
   administrative charges                          (614,145)        (133,107)       (266,208)       (177,612)         (37,218)
Benefit payments                                       (163)               -               -            (163)               -
Surrenders                                         (112,699)         (28,672)        (37,810)         (9,783)         (36,434)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                           7,796,299        1,498,300       2,804,344       2,695,587          798,068
Other                                                11,180            2,581           6,081           2,305              213
                                          ----------------- ---------------- ---------------  -------------- ----------------
Increase (decrease) from principal
   transactions                                   9,764,092        1,856,933       3,756,958       3,346,224          803,977
                                          ----------------- ---------------- ---------------  -------------- ----------------

Total increase (decrease) in net assets          11,558,903        2,170,143       4,588,527       3,858,683          941,550

Net assets at beginning of year                   3,967,746          874,467       1,369,617       1,505,401          218,261
                                          ----------------- ---------------- ---------------  -------------- ----------------

Net assets at end of year                       $15,526,649       $3,044,610      $5,958,144      $5,364,084       $1,159,811
                                          ================= ================ ===============  ============== ================


See accompanying notes.


--------------------------------------------------------------------------------
Strategic Benefit                      144

                        Security Life Separate Account L1

                          Year Ended December 31, 1997




                                                            VAN ECK
                                         --------------------------------------
                                                                     Worldwide
                                           Total       Worldwide       Hard
                                          Van Eck      Balanced       Assets
                                         ----------- -----------  -------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)             $    14,160    $  5,677       $  8,483
Net realized gains (losses) on
   investments                                53,889      37,785         16,104
Net unrealized gains (losses) on
   investments                               (53,508)      4,122        (57,630)
                                         ----------- -----------  -------------
Increase (decrease) in net assets from
   operations                                 14,541      47,584        (33,043)
                                         ----------- -----------  -------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                 254,716      65,167        189,549
Cost of insurance and
   administrative charges                    (91,222)    (44,774)       (46,448)
Benefit payments                                   -           -              -
Surrenders                                   (11,563)     (7,995)        (3,568)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                      541,748        (120)       541,868
Other                                         (4,153)       (319)        (3,834)
                                         ----------- -----------  -------------
Increase (decrease) from principal
   transactions                              689,526      11,959        677,567
                                         ----------- -----------  -------------

Total increase (decrease) in net assets      704,067      59,543        644,524

Net assets at beginning of year              594,031     327,805        266,226
                                         ----------- -----------  -------------

Net assets at end of year                 $1,298,098    $387,348       $910,750
                                         =========== ===========  =============


See accompanying notes.

--------------------------------------------------------------------------------
Strategic Benefit                      145

                        Security Life Separate Account L1

                          Notes to Financial Statements

                                December 31, 1999


NOTE A. ORGANIZATION

Security Life Separate Account L1 (the "Separate Account") was established by resolution of the Board of Directors of Security Life of Denver Insurance Company (the "Company") on November 3, 1993. The Separate Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

The Separate Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, and Variable Survivorship Universal Life policies ("Variable Universal Life Policies") offered by the Company. The Separate Account may be used to support other variable life policies as they are offered by the Company. The assets of the Separate Account are the property of the Company. However, the portion of the Separate Account's assets attributable to the policies will not be used to satisfy liabilities arising out of any other operations of the Company.

As of December 31, 1999, the Separate Account offered twenty-three investment divisions available to the policyholders, each of which invests in an independently managed mutual fund portfolio ("Fund"). The Funds are as follows:

PORTFOLIO MANAGERS/PORTFOLIOS (FUNDS)

Neuberger Berman Management Incorporated (NB)
     Neuberger Berman Limited Maturity Bond Portfolio
     Neuberger Berman Growth Portfolio
     Neuberger Berman Partners Portfolio

Fred Alger Management, Inc. (Alger)
     Alger American Small Capitalization Portfolio
     Alger American MidCap Growth Portfolio
     Alger American Growth Portfolio
     Alger American Leveraged AllCap Portfolio

Fidelity Management & Research Company (Fidelity)
     Fidelity Investments VIP II Asset Manager Portfolio
     Fidelity Investments VIP Growth Portfolio
     Fidelity Investments VIP Overseas Portfolio
     Fidelity Investments VIP Money Market Portfolio
     Fidelity Investments VIP II Index 500 Portfolio

--------------------------------------------------------------------------------
Strategic Benefit                      146

                        Security Life Separate Account L1

     NOTE A. ORGANIZATION (CONTINUED)

INVESCO Funds Group, Inc. (INVESCO)
     INVESCO VIF Total Return Portfolio
     INVESCO VIF Equity Income Portfolio (formerly known as "INVESCO VIF
         Industrial Income Portfolio")
     INVESCO VIF High Yield Portfolio
     INVESCO VIF Utilities Portfolio
     INVESCO VIF Small Company Growth Portfolio

Van Eck Associates Corporation (Van Eck)
     Van Eck Worldwide Hard Assets Portfolio (formerly known as "Van Eck Gold and Natural Resources Portfolio")
     Van Eck Worldwide Bond Portfolio
     Van Eck Worldwide Emerging Markets Portfolio
     Van Eck Worldwide Real Estate Portfolio


AIM Advisors, Inc. (AIM)
     AIM VI--Capital Appreciation Portfolio
     AIM VI--Government Securities Portfolio

Effective May 1, 1997, the Divisions of the Separate Account investing in the Neuberger Berman Government Income Portfolio and the Van Eck Worldwide Balanced Portfolio stopped accepting new investments. These divisions were discontinued during 1998.

Effective February 19, 1998, six new divisions became available to the policyholders for investment in the following funds:

Van Eck Associates Corporation (Van Eck)
     Van Eck Worldwide Bond Portfolio
     Van Eck Worldwide Emerging Markets Portfolio
     Van Eck Worldwide Real Estate Portfolio

AIM Advisors, Inc. (AIM)
     AIM VI--Capital Appreciation Portfolio
     AIM VI--Government Securities Portfolio

INVESCO Funds Group, Inc. (INVESCO)
     INVESCO VIF Small Company Growth Portfolio

--------------------------------------------------------------------------------
Strategic Benefit                      147

                        Security Life Separate Account L1

NOTE A. ORGANIZATION (CONTINUED)

The Variable Universal Life Policies allow the policyholders to specify the allocation of their net premium to the various Funds. They can also transfer their account values among the Funds. The Variable Universal Life Policies also provide the policyholders the option to allocate their net premiums, or to transfer their account values, to a Guaranteed Interest Division ("GID") in the Company's general account. The GID guarantees a rate of interest to the policyholder, and it is not variable in nature. Therefore, it is not included in these Separate Account statements.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Separate Account have been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting principles followed by the Separate Account and the methods of applying those principles are presented below or in the footnotes which follow:

INVESTMENT VALUATION--The investments in shares of the Funds are valued at the closing net asset value (market value) per share as determined by the Funds on the day of measurement.

INVESTMENT TRANSACTIONS AND RELATED INVESTMENT INCOME--The investments in shares of the Funds are accounted for on the date the order to buy or sell is confirmed. Dividend income and distributions of capital gains are recorded on the ex-dividend date. Realized gains and losses from sales transactions are reported using the first-in, first-out ("FIFO") method of accounting for cost. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized gain or loss on investment.

VALUATION PERIOD DEDUCTIONS--Charges are made directly against the assets of the Separate Account divisions and are reflected daily in the computation of the unit values of the divisions.



--------------------------------------------------------------------------------
Strategic Benefit                      148

                        Security Life Separate Account L1

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A daily deduction, at an annual rate of .75% of the daily asset value of the Separate Account divisions, is charged to the Separate Account for mortality and expense risks assumed by the Company. Total mortality and expense charges for the years ended December 31, 1999, 1998 and 1997 were $2,908,885, $1,740,661, and $813,630, respectively.

POLICYHOLDER RESERVES--Policyholder reserves are recorded in the Separate Account at the aggregate account values of the policyholders invested in the Separate Account divisions. To the extent that benefits to be paid to the policyholders exceed their account values, the Company will contribute additional funds to the benefit proceeds.


















--------------------------------------------------------------------------------
Strategic Benefit                      149

                        Security Life Separate Account L1

NOTE C. INVESTMENTS

Fund shares are purchased at net asset value with net premiums (premium payments, less sales and tax loads charged by the Company) and divisional transfers from other divisions. Fund shares are redeemed for the payment of benefits, for surrenders, for transfers to other divisions, and for charges by the Company for certain cost of insurance and administrative charges. The cost of insurance and administrative charges for the years ended December 31, 1999, 1998 and 1997 were $20,649,015, $14,458,798, and $8,284,944, respectively.
Dividends made by the Funds are reinvested in the Funds.

The following is a summary of Fund shares owned as of December 31, 1999:


                                                  NUMBER               NET               VALUE
                                                    OF                ASSET            OF SHARES           COST OF
                   FUND                           SHARES              VALUE            AT MARKET            SHARES
-------------------------------------------  -----------------  ------------------ ------------------ ------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                           845,960.694              $13.24       $ 11,200,520       $ 11,380,242
   Growth                                          350,585.486              $37.27         13,066,321          8,836,640
   Partners                                      1,493,418.911              $19.64         29,330,747         28,931,311

Fred Alger Management, Inc.:
   American Small Capitalization                   503,139.614              $55.15         27,748,150         21,103,331
   American MidCap Growth                          536,166.146              $32.23         17,280,636         13,903,676
   American Growth                                 642,460.430              $64.38         41,361,603         32,482,027
   American Leveraged AllCap                       397,806.619              $57.97         23,060,850         16,645,127

Fidelity Management & Research Co.:
   Asset Manager                                   727,657.184              $18.67         13,585,360         12,533,037
   Growth                                        1,058,669.574              $54.93         58,152,709         48,588,495
   Overseas                                      1,271,285.820              $27.44         34,884,083         25,474,948
   Money Market                                 34,799,038.450               $1.00         34,799,038         34,799,038
   Index 500                                       913,352.492             $167.41        152,904,343        119,231,939

INVESCO Funds Group, Inc.:
   Total Return                                    666,657.538              $15.58         10,386,525         11,019,270
   Equity Income                                   770,554.123              $21.01         16,189,342         14,534,380
   High Yield                                      818,379.460              $11.51          9,419,547          9,910,525
   Utilities                                       197,458.930              $20.97          4,140,713          3,647,584
   Small Company Growth                            200,033.388              $22.01          4,402,735          2,793,624

Van Eck Associates Corporation:
   Worldwide Hard Assets                           210,388.243              $10.96          2,305,855          2,157,787
   Worldwide Bond                                   31,407.502              $10.69            335,746            341,712
   Worldwide Emerging Markets                      215,083.218              $14.26          3,067,087          2,209,985
   Worldwide Real Estate                            60,091.435               $9.15            549,837            567,839

AIM Advisors, Inc.:
   Capital Appreciation                            149,210.483              $35.58          5,308,909          3,932,316
   Government Securities                           695,609.783              $10.63          7,394,332          7,579,908
                                                                                   ------------------ ------------------

Total                                                                                    $520,874,988       $432,604,741
                                                                                   ================== ==================


--------------------------------------------------------------------------------
Strategic Benefit                      150

                        Security Life Separate Account L1

NOTE C. INVESTMENTS (CONTINUED)

For the year ended December 31, 1999, the cost of purchases (plus reinvested dividends) and sales of investments are as follows:


                                                 BEGINNING                                                   END
                   FUND                           OF YEAR           PURCHASES            SALES             OF YEAR
-------------------------------------------  ----------------- ------------------- ------------------ ------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                          $ 15,334,595        $  6,135,221      $ (10,089,574)      $ 11,380,242
   Growth                                            8,510,696           5,560,097         (5,234,153)         8,836,640
   Partners                                         22,570,797           9,683,589         (3,323,075)        28,931,311

Fred Alger Management, Inc.:
   American Small Capitalization                    14,851,950          14,105,718         (7,854,337)        21,103,331
   American MidCap Growth                            7,858,579           7,048,332         (1,003,235)        13,903,676
   American Growth                                  18,608,688          18,809,746         (4,936,407)        32,482,027
   American Leveraged AllCap                         5,293,171          16,455,429         (5,103,473)        16,645,127

Fidelity Management & Research Co.:
   Asset Manager                                     9,501,494           7,672,857         (4,641,314)        12,533,037
   Growth                                           26,845,882          67,064,022        (45,321,409)        48,588,495
   Overseas                                         19,913,166          15,724,213        (10,162,431)        25,474,948
   Money Market                                     18,412,252         113,113,411        (96,726,625)        34,799,038
   Index 500                                        70,067,500          54,287,747         (5,123,308)       119,231,939

INVESCO Funds Group, Inc.:
   Total Return                                      7,814,990           5,666,870         (2,462,590)        11,019,270
   Equity Income                                    10,163,306           6,427,991         (2,056,917)        14,534,380
   High Yield                                        8,752,765           4,424,859         (3,267,099)         9,910,525
   Utilities                                         1,727,429           2,817,915           (897,760)         3,647,584
   Small Company Growth                                674,581           2,769,372           (650,329)         2,793,624

Van Eck Associates Corporation:
   Worldwide Hard Assets                             1,517,809           2,248,842         (1,608,864)         2,157,787
   Worldwide Bond                                      201,853             461,651           (321,792)           341,712
   Worldwide Emerging Markets                          414,017           5,282,900         (3,486,932)         2,209,985
   Worldwide Real Estate                                76,310             592,249           (100,720)           567,839

AIM Advisors, Inc.
   Capital Appreciation                              1,085,211           3,341,733           (494,628)         3,932,316
   Government Securities                             2,560,855           7,659,984         (2,640,931)         7,579,908
                                             ----------------- ------------------- ------------------ ------------------

Total                                             $272,757,896        $377,354,748      $(217,507,903)      $432,604,741
                                             ================= =================== ================== ==================

Aggregate proceeds from sales of investments for the year ended December 31, 1999 were $235,699,349.



--------------------------------------------------------------------------------
Strategic Benefit                      151

                        Security Life Separate Account L1

NOTE D. OTHER POLICY DEDUCTIONS

The Variable Universal Life policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken before the purchase of divisional units or after the redemption of divisional units of the Separate Account. Such deductions are not included in the Separate Account financial statements.

NOTE E. POLICY LOANS

The Variable Universal Life policies allow the policyholders to borrow against their policies by using them as collateral for a loan. At the time of borrowing against the policies, an amount equal to the loan amount is transferred from the Separate Account divisions to a Loan Division in the Company's General Account to secure the loan. As payments are made on the policy loan, amounts are transferred back from the Loan Division to the Separate Account divisions. Interest is credited to the balance in the Loan Division at a fixed rate. The Loan Division is not variable in nature and is not included in these Separate Account statements.

NOTE F. FEDERAL INCOME TAXES

The Separate Account is not taxed separately because the operations of the Separate Account are part of the total operations of the Company. The Company is taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not taxed as a "Regulated Investment Company" under subchapter "M" of the Internal Revenue Code.








--------------------------------------------------------------------------------
Strategic Benefit                      152

                        Security Life Separate Account L1

NOTE G. SUMMARY OF CHANGES IN UNITS

The following schedule summarizes the changes in divisional units for the year ended December 31, 1999:


                                                                                      (DECREASE)
                                                                                         FOR
                                               OUTSTANDING         INCREASE          WITHDRAWALS         OUTSTANDING
                                              AT BEGINNING       FOR PAYMENTS         AND OTHER             AT END
                 DIVISION                        OF YEAR           RECEIVED           DEDUCTIONS           OF YEAR
------------------------------------------- -----------------  ----------------- -------------------- ------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                        1,245,559.121        421,349.898        (777,749.415)        889,159.604
   Growth                                         447,486.376        233,319.969        (246,467.977)        434,338.368
   Partners                                       986,298.018        385,667.451        (159,832.021)      1,212,133.448

Fred Alger Management, Inc.:
   American Small Capitalization                  838,692.418        603,898.891        (386,833.825)      1,055,757.484
   American MidCap Growth                         402,532.472        225,361.191         (51,155.349)        576,738.314
   American Growth                                923,696.066        585,374.403        (251,698.832)      1,257,371.637
   American Leveraged AllCap                      221,642.446        410,084.371        (206,445.718)        425,281.099

Fidelity Management & Research Co.:
   Asset Manager                                  600,255.213        393,745.577        (271,282.884)        722,717.906
   Growth                                       1,293,480.338      2,233,512.279      (1,850,755.971)      1,676,236.646
   Overseas                                     1,429,659.907        963,512.218        (676,554.498)      1,716,617.627
   Money Market                                 1,526,404.399      9,068,762.545      (7,831,518.647)      2,763,648.297
   Index 500                                    3,215,990.519      1,840,375.191        (283,881.113)      4,772,484.597

INVESCO Funds Group, Inc.:
   Total Return                                   450,557.216        300,554.107        (148,923.709)        602,187.614
   Equity Income                                  473,616.752        252,971.948        (105,540.763)        621,047.937
   High Yield                                     486,858.648        226,071.484        (176,066.186)        536,863.946
   Utilities                                      110,379.616        140,069.045         (61,038.677)        189,409.984
   Small Company Growth                            67,506.441        210,114.805         (65,118.036)        212,503.210

Van Eck Associates Corporation:
   Worldwide Hard Assets                          132,513.824        246,466.322        (142,007.717)        236,972.429
   Worldwide Bond                                  18,656.317         43,237.412         (28,779.651)         33,114.078
   Worldwide Emerging Markets                      67,354.295        582,654.548        (421,189.648)        228,819.195
   Worldwide Real Estate                            8,765.232         67,514.147         (11,312.206)         64,967.173

AIM Advisors, Inc.:
   Capital Appreciation                           105,457.867        263,795.629         (45,407.464)        323,846.032
   Government Securities                          246,150.062        723,064.769        (253,309.682)        715,905.149


--------------------------------------------------------------------------------
Strategic Benefit                      153

                        Security Life Separate Account L1

NOTE G. SUMMARY OF CHANGES IN UNITS (CONTINUED)

The following schedule summarizes the changes in divisional units for the year ended December 31, 1998:


                                                                                      (DECREASE)
                                                                                         FOR
                                              OUTSTANDING          INCREASE          WITHDRAWALS         OUTSTANDING
                                              AT BEGINNING       FOR PAYMENTS         AND OTHER             AT END
                 DIVISION                       OF YEAR            RECEIVED           DEDUCTIONS           OF YEAR
------------------------------------------ ------------------ ------------------- ------------------  ------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                          552,985.394         801,233.327      (108,659.600)       1,245,559.121
   Growth                                         316,146.084         250,854.619      (119,514.327)         447,486.376
   Government Income                               75,811.559              58.537       (75,870.096)                   -
   Partners                                       626,285.721         455,096.290       (95,083.993)         986,298.018

Fred Alger Management, Inc.:
   American Small Capitalization                  648,733.740         333,770.247      (143,811.569)         838,692.418
   American MidCap Growth                         288,809.482         167,037.228       (53,314.238)         402,532.472
   American Growth                                569,990.309         442,313.190       (88,607.433)         923,696.066
   American Leveraged AllCap                      148,542.639         102,168.282       (29,068.475)         221,642.446

Fidelity Management & Research Co.:
   Asset Manager                                  410,906.106         270,972.780       (81,623.673)         600,255.213
   Growth                                         983,842.388         614,542.294      (304,904.344)       1,293,480.338
   Overseas                                       950,328.899         861,220.218      (381,889.210)       1,429,659.907
   Money Market                                 1,303,059.881       5,059,561.984    (4,836,217.466)       1,526,404.399
   Index 500                                    1,863,056.104       1,617,935.444      (265,001.029)       3,215,990.519

INVESCO Funds Group, Inc.:
   Total Return                                   184,042.238         307,178.543       (40,663.565)         450,557.216
   Equity Income                                  297,553.033         216,644.366       (40,580.647)         473,616.752
   High Yield                                     333,501.857         283,205.205      (129,848.414)         486,858.648
   Utilities                                       78,118.685          41,701.114        (9,440.183)         110,379.616
   Small Company Growth                                     -          71,535.065        (4,028.624)          67,506.441

Van Eck Associates Corporation:
   Worldwide Balanced                              32,139.282             190.627       (32,329.909)                   -
   Worldwide Hard Assets                           77,046.773          68,491.375       (13,024.324)         132,513.824
   Worldwide Bond                                           -          18,882.425          (226.108)          18,656.317
   Worldwide Emerging Markets                               -         105,064.405       (37,710.110)          67,354.295
   Worldwide Real Estate                                    -           9,848.072        (1,082.840)           8,765.232

AIM Advisors, Inc.:
   Capital Appreciation                                     -         108,895.839        (3,437.972)         105,457.867
   Government Securities                                    -         261,432.015       (15,281.953)         246,150.062




--------------------------------------------------------------------------------
Strategic Benefit                      154

                        Security Life Separate Account L1

NOTE G. SUMMARY OF CHANGES IN UNITS (CONTINUED)

The following schedule summarizes the changes in divisional units for the year ended December 31, 1997:


                                                                                       (DECREASE)
                                                                                          FOR
                                               OUTSTANDING          INCREASE          WITHDRAWALS         OUTSTANDING
                                              AT BEGINNING        FOR PAYMENTS         AND OTHER            AT END
                 DIVISION                        OF YEAR            RECEIVED           DEDUCTIONS           OF YEAR
------------------------------------------- -----------------  ------------------ -------------------- -----------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                          218,725.891         334,572.082            (312.579)       552,985.394
   Growth                                         133,567.983         187,433.957          (4,855.856)       316,146.084
   Government Income                              142,773.403          30,012.660         (96,974.504)        75,811.559
   Partners                                       275,892.457         354,159.052          (3,765.788)       626,285.721

Fred Alger Management, Inc.:
   American Small Capitalization                  297,073.322         368,659.345         (16,998.927)       648,733.740
   American MidCap Growth                         150,480.473         143,410.236          (5,081.227)       288,809.482
   American Growth                                282,175.287         292,019.948          (4,204.926)       569,990.309
   American Leveraged AllCap                       53,044.470          96,743.489          (1,245.320)       148,542.639

Fidelity Management & Research Co.:
   Asset Manager                                  123,908.168         294,115.342          (7,117.404)       410,906.106
   Growth                                         470,285.667         522,440.765          (8,884.044)       983,842.388
   Overseas                                       367,948.109         589,863.772          (7,482.982)       950,328.899
   Money Market                                   753,707.969       6,017,484.702      (5,468,132.790)     1,303,059.881
   Index 500                                      640,890.650       1,227,420.261          (5,254.807)     1,863,056.104

INVESCO Funds Group, Inc.:
   Total Return                                    64,490.483         121,436.060          (1,884.305)       184,042.238
   Equity Income                                   87,035.356         212,619.908          (2,102.231)       297,553.033
   High Yield                                     108,999.107         225,144.290            (641.540)       333,501.857
   Utilities                                       18,008.490          63,007.328          (2,897.133)        78,118.685

Van Eck Associates Corporation:
   Worldwide Balanced                              29,808.787           5,838.562          (3,508.067)        32,139.282
   Worldwide Hard Assets                           21,966.093          55,323.208            (242.528)        77,046.773





--------------------------------------------------------------------------------
Strategic Benefit                      155

                        Security Life Separate Account L1

NOTE H. NET ASSETS

Net assets at December 31, 1999 consisted of the following:


                                                                           ACCUMULATED          NET
                                                          ACCUMULATED     NET REALIZED      UNREALIZED
                                                          INVESTMENT          GAINS            GAINS
                                         PRINCIPAL          INCOME         (LOSSES) ON      (LOSSES) ON
              DIVISION                 TRANSACTIONS         (LOSS)         INVESTMENTS      INVESTMENTS     NET ASSETS
------------------------------------ -----------------  --------------- ----------------- --------------- ---------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                  $ 10,334,928      $ 1,357,452       $ (311,830)     $ (179,722)    $ 11,200,828
   Growth                                    6,662,216        2,132,968            51,289       4,229,681      13,076,154
   Partners                                 24,515,009        2,799,524         1,706,031         399,436      29,420,000

Fred Alger Management, Inc.:
   American Small Capitalization            16,912,254        3,798,599           424,083       6,644,819      27,779,755
   American MidCap Growth                   10,911,311        2,117,608           881,608       3,376,960      17,287,487
   American Growth                          24,684,957        4,633,321         3,185,644       8,879,576      41,383,498
   American Leveraged AllCap                12,723,008          733,681         3,191,248       6,415,723      23,063,660

Fidelity Management & Research Co.:
   Asset Manager                            10,710,354        1,643,524           184,257       1,052,323      13,590,458
   Growth                                   32,968,928        5,944,777         9,679,911       9,564,214      58,157,830
   Overseas                                 22,436,070        1,918,003         1,221,073       9,409,135      34,984,281
   Money Market                             32,057,869        2,739,539                 -               -      34,797,408
   Index 500                               108,954,555        2,164,790         8,124,017      33,672,404     152,915,766

INVESCO Funds Group, Inc.:
   Total Return                              9,954,690          564,724           499,981       (632,745)      10,386,650
   Equity Income                            12,471,276        1,096,169           998,146       1,654,962      16,220,553
   High Yield                                8,030,598        1,920,186          (39,129)       (490,978)       9,420,677
   Utilities                                 3,156,961           58,753           432,472         493,129       4,141,315
   Small Company Growth                      2,644,377         (14,924)           230,652       1,609,111       4,469,216

Van Eck Associates Corporation:
   Worldwide Hard Assets                     2,458,760          148,762         (449,512)         148,068       2,306,078
   Worldwide Bond                              356,209            9,684          (25,724)         (5,966)         334,203
   Worldwide Emerging Markets                1,960,631         (12,622)           308,948         857,102       3,114,059
   Worldwide Real Estate                       568,214            (162)             (213)        (18,002)         549,837

AIM Advisors, Inc.:
   Capital Appreciation                      3,725,157          118,230            88,942       1,376,593       5,308,922
   Government Securities                     7,353,846          226,373             (310)       (185,576)       7,394,333

                                     -----------------  --------------- ----------------- --------------- ---------------
Total                                     $366,552,178      $36,098,959       $30,381,584     $88,270,247    $521,302,968
                                     =================  =============== ================= =============== ===============


--------------------------------------------------------------------------------
Strategic Benefit                      156

                                   APPENDIX A

                                 FACTORS FOR THE
                          CASH VALUE ACCUMULATION TEST
                           FOR A LIFE INSURANCE POLICY

Attained       Male                        | Attained      Male                         | Attained       Male
   Age      or Unisex    Female    Unisex  |    Age     or Unisex    Female    Unisex   |    Age      or Unisex    Female    Unisex
              100/0                 80/20  |              100/0                 80/20   |               100/0                 80/20
   ---        -----      ------     -----  |    ---       -----      ------     -----   |    ---        -----      ------     -----


    0        11.727     14.234     12.149  |                                            |
    1        11.785     14.209     12.194  |     34       4.188      4.902      4.314   |     67       1.617       1.815      1.657
    2        11.458     13.815     11.857  |     35       4.052      4.742      4.173   |     68       1.583       1.769      1.620
    3        11.128     13.417     11.515  |     36       3.920      4.586      4.037   |     69       1.550       1.724      1.585
    4        10.803     13.023     11.178  |     37       3.793      4.437      3.906   |     70       1.518       1.681      1.552
    5        10.481     12.635     10.845  |     38       3.670      4.293      3.780   |     71       1.488       1.639      1.520
    6        10.161     12.253     10.514  |     39       3.553      4.154      3.658   |     72       1.459       1.599      1.489
    7         9.844     11.875     10.187  |     40       3.439      4.021      3.541   |     73       1.432       1.560      1.460
    8         9.530     11.505      9.863  |     41       3.330      3.894      3.429   |     74       1.406       1.524      1.433
    9         9.221     11.141      9.545  |     42       3.226      3.771      3.322   |     75       1.382       1.490      1.407
   10         8.918     10.784      9.233  |     43       3.125      3.654      3.218   |     76       1.359       1.457      1.383
   11         8.623     10.436      8.928  |     44       3.028      3.541      3.119   |     77       1.338       1.427      1.360
   12         8.338     10.098      8.634  |     45       2.936      3.432      3.023   |     78       1.318       1.398      1.338
   13         8.066      9.771      8.353  |     46       2.846      3.328      2.931   |     79       1.299       1.371      1.318
   14         7.808      9.455      8.085  |     47       2.761      3.227      2.843   |     80       1.281       1.345      1.298
   15         7.564      9.150      7.831  |     48       2.678      3.129      2.758   |     81       1.264       1.321      1.280
   16         7.335      8.857      7.592  |     49       2.599      3.035      2.676   |     82       1.248       1.298      1.262
   17         7.118      8.575      7.364  |     50       2.522      2.945      2.597   |     83       1.233       1.277      1.245
   18         6.911      8.302      7.148  |     51       2.449      2.858      2.522   |     84       1.218       1.257      1.230
   19         6.713      8.038      6.939  |     52       2.378      2.774      2.449   |     85       1.205       1.238      1.215
   20         6.521      7.782      6.737  |     53       2.311      2.693      2.379   |     86       1.193       1.221      1.202
   21         6.334      7.534      6.540  |     54       2.246      2.615      2.312   |     87       1.181       1.205      1.189
   22         6.150      7.293      6.347  |     55       2.184      2.540      2.248   |     88       1.171       1.190      1.177
   23         5.969      7.059      6.158  |     56       2.125      2.468      2.187   |     89       1.160       1.176      1.166
   24         5.791      6.831      5.971  |     57       2.068      2.398      2.128   |     90       1.151       1.163      1.155
   25         5.615      6.611      5.788  |     58       2.014      2.330      2.071   |     91       1.141       1.150      1.144
   26         5.441      6.396      5.608  |     59       1.962      2.265      2.017   |     92       1.131       1.137      1.133
   27         5.271      6.188      5.431  |     60       1.912      2.201      1.965   |     93       1.120       1.125      1.122
   28         5.104      5.986      5.258  |     61       1.864      2.139      1.915   |     94       1.109       1.112      1.110
   29         4.940      5.791      5.089  |     62       1.818      2.079      1.867   |     95       1.097       1.098      1.097
   30         4.781      5.601      4.925  |     63       1.774      2.022      1.821   |     96       1.083       1.084      1.084
   31         4.626      5.418      4.765  |     64       1.732      1.967      1.777   |     97       1.069       1.069      1.069
   32         4.476      5.241      4.610  |     65       1.692      1.914      1.735   |     98       1.054       1.054      1.054
   33         4.330      5.069      4.459  |     66       1.654      1.863      1.695   |     99       1.040       1.040      1.040
                                           |                                            |    100       1.000       1.000      1.000


--------------------------------------------------------------------------------
Strategic Benefit                      157

                                   APPENDIX B

PERFORMANCE INFORMATION

POLICY PERFORMANCE

The following hypothetical illustrations demonstrate how the actual investment experience of each variable investment option of the separate account affects the cash surrender value, account value and death benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's annual total return is based on the total return calculated for each fiscal year. These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions, which if reflected, would result in lower total return figures than those shown.


The illustrations are based on the payment of a $5,750 annual premium, received at the beginning of each year, for a hypothetical policy with a $300,000 face amount death benefit Option 1, issued on a preferred nonsmoker male, age 45. It is assumed that all premiums are allocated to the variable investment option illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of premium payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the cash surrender values, account values and death benefits take into account the charges against premiums, current cost of insurance and monthly deductions, the daily charge against the separate account for mortality and expense risks, and each portfolio's charges and expenses. SEE CHARGES, PAGE 40. This prospectus also contains illustrations based on assumed rates of return. SEE ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES AND ACCUMULATED PREMIUMS, PAGE 48.


Past performance is not an indication of future results. Actual investment results may be more or less than those shown in the hypothetical illustrations.

--------------------------------------------------------------------------------
Strategic Benefit                      158

                           HYPOTHETICAL ILLUSTRATIONS

Nonsmoker Male Age 45 Preferred Risk Class                Death Benefit Option 1
Stated Death Benefit $300,000                              Annual Premium $5,750


--------------------------------------------------------------------------------



AIM V.I. CAPITAL APPRECIATION FUND

 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/94            2.50%                5,233             5,233        300,000
12/31/95           35.69%               13,899            13,899        300,000
12/31/96           17.58%               22,093            22,093        300,000
12/31/97           13.51%               30,513            30,513        300,000
12/31/98           19.30%               42,009            42,009        300,000
12/31/99           44.61%               67,434            67,434        300,000

AIM V.I. GOVERNMENT SECURITIES FUND
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/94           -3.73%                4,904             4,904        300,000
12/31/95           15.56%               11,435            11,435        300,000
12/31/96            2.29%               16,694            16,694        300,000
12/31/97            8.16%               23,269            23,269        300,000
12/31/98            7.66%               30,145            30,145        300,000
12/31/99           -1.32%               34,310            34,310        300,000

ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/90            8.71%                5,561             5,561        300,000
12/31/91           57.54%               16,679            16,679        300,000
12/31/92            3.55%               22,292            22,292        300,000
12/31/93           13.28%               30,675            30,675        300,000
12/31/94           -4.38%               33,781            33,781        300,000
12/31/95           44.31%               55,501            55,501        300,000
12/31/96            4.18%               62,423            62,423        300,000
12/31/97           11.39%               74,372            74,372        300,000
12/31/98           15.53%               90,931            90,931        300,000
12/31/99           43.42%              136,511           136,511        306,603

The assumptions underlying these values are described in Performance Information, page 158.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.


--------------------------------------------------------------------------------
Strategic Benefit                      159

Nonsmoker Male Age 45 Preferred Risk Class                Death Benefit Option 1
Stated Death Benefit $300,000                              Annual Premium $5,750


--------------------------------------------------------------------------------



FIDELITY VIP GROWTH PORTFOLIO

 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/98           39.38%                7,182             7,182        300,000
12/31/99           37.29%               16,721            16,721        300,000


FIDELITY VIP OVERSEAS PORTFOLIO

 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/98           12.69%                5,771             5,771        300,000
12/31/99           42.44%               15,360            15,360        300,000

GCG EQUITY/INCOME PORTFOLIO
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/90            4.74%                5,351             5,351        300,000
12/31/91           20.02%               12,415            12,415        300,000
12/31/92            1.88%               17,618            17,618        300,000
12/31/93           11.13%               24,932            24,932        300,000
12/31/94           -1.18%               29,284            29,284        300,000
12/31/95           18.93%               40,384            40,384        300,000
12/31/96            8.77%               48,854            48,854        300,000
12/31/97           17.44%               62,598            62,598        300,000
12/31/98            8.26%               72,523            72,523        300,000
12/31/99           -0.72%               76,222            76,222        300,000

GCG GROWTH PORTFOLIO
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/99           78.13%                9,235             9,235        300,000

The assumptions underlying these values are described in Performance Information, page 158.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.


--------------------------------------------------------------------------------
Strategic Benefit                      160

Nonsmoker Male Age 45 Preferred Risk Class                Death Benefit Option 1
Stated Death Benefit $300,000                              Annual Premium $5,750


--------------------------------------------------------------------------------




GCG HARD ASSETS PORTFOLIO
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/90          -13.84%                4,372             4,372        300,000
12/31/91            4.70%                9,792             9,792        300,000
12/31/92           -9.81%               13,228            13,228        300,000
12/31/93           49.93%               27,178            27,178        300,000
12/31/94            2.53%               32,678            32,678        300,000
12/31/95           10.69%               41,299            41,299        300,000
12/31/96           33.17%               61,086            61,086        300,000
12/31/97            6.22%               69,496            69,496        300,000
12/31/98          -29.58%               51,896            51,896        300,000
12/31/99           23.36%               69,508            69,508        300,000

GCG LIMITED MATURITY BOND PORTFOLIO
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/90            7.87%                5,516             5,516        300,000
12/31/91           11.27%               11,680            11,680        300,000
12/31/92            4.84%               17,370            17,370        300,000
12/31/93            6.20%               23,556            23,556        300,000
12/31/94           -1.19%               27,931            27,931        300,000
12/31/95           11.72%               36,419            36,419        300,000
12/31/96            4.32%               42,737            42,737        300,000
12/31/97            6.67%               50,348            50,348        300,000
12/31/98            6.86%               58,575            58,575        300,000
12/31/99            1.13%               63,630            63,630        300,000

The assumptions underlying these values are described in Performance Information, page 158.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.


--------------------------------------------------------------------------------
Strategic Benefit                      161

Nonsmoker Male Age 45 Preferred Risk Class                Death Benefit Option 1
Stated Death Benefit $300,000                              Annual Premium $5,750


--------------------------------------------------------------------------------




GCG LIQUID ASSETS MONEY MARKET PORTFOLIO
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/90            7.75%                5,510             5,510        300,000
12/31/91            5.66%               11,076            11,076        300,000
12/31/92            3.13%               16,466            16,466        300,000
12/31/93            2.64%               21,838            21,838        300,000
12/31/94            3.89%               27,606            27,606        300,000
12/31/95            5.51%               34,041            34,041        300,000
12/31/96            5.01%               40,541            40,541        300,000
12/31/97            5.07%               47,297            47,297        300,000
12/31/98            5.13%               54,434            54,434        300,000
12/31/99            4.74%               61,604            61,604        300,000

GCG MID-CAP GROWTH PORTFOLIO
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/99           79.05%                9,284             9,284        300,000


GCG RESEARCH PORTFOLIO

 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/99           24.23%                6,380             6,380        300,000


GCG TOTAL RETURN PORTFOLIO

 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/99            3.38%                5,279             5,279        300,000

The assumptions underlying these values are described in Performance Information, page 158.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.


--------------------------------------------------------------------------------
Strategic Benefit                      162

Nonsmoker Male Age 45 Preferred Risk Class                Death Benefit Option 1
Stated Death Benefit $300,000                              Annual Premium $5,750


--------------------------------------------------------------------------------




INVESCO VIF-EQUITY INCOME FUND
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/95           29.25%                6,646             6,646        300,000
12/31/96           22.28%               14,223            14,223        300,000
12/31/97           28.17%               24,512            24,512        300,000
12/31/98           15.30%               33,766            33,766        300,000
12/31/99           14.84%               44,140            44,140        300,000

INVESCO VIF-HIGH YIELD FUND
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/95           19.76%                6,144             6,144        300,000
12/31/96           16.59%               12,973            12,973        300,000
12/31/97           17.33%               20,967            20,967        300,000
12/31/98            1.42%               26,108            26,108        300,000
12/31/99            9.20%               33,658            33,658        300,000

INVESCO VIF-SMALL COMPANY GROWTH FUND
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/98           16.38%                5,966             5,966        300,000
12/31/99           91.06%               21,037            21,037        300,000


MERRILL LYNCH BALANCED CAPITAL FOCUS FUND

 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/99            7.85%                5,515             5,515        300,000

MERRILL LYNCH BASIC VALUE FOCUS FUND
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/98            9.28%                5,591             5,591        300,000
12/31/99           20.97%               12,802            12,802        300,000

The assumptions underlying these values are described in Performance Information, page 158.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.


--------------------------------------------------------------------------------
Strategic Benefit                      163

Nonsmoker Male Age 45 Preferred Risk Class                Death Benefit Option 1
Stated Death Benefit $300,000                              Annual Premium $5,750


--------------------------------------------------------------------------------




MERRILL LYNCH GLOBAL GROWTH FOCUS FUND
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/99           38.69%                7,145             7,145        300,000

MERRILL LYNCH INDEX 500 FUND
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/97           32.81%                6,834             6,834        300,000
12/31/98           28.28%               15,169            15,169        300,000
12/31/99           20.50%               24,165            24,165        300,000

MERRILL LYNCH SMALL CAP VALUE FOCUS FUND
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/98           -6.52%                4,757             4,757        300,000
12/31/99           33.99%               13,090            13,090        300,000


VAN ECK WORLDWIDE BOND FUND

 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/90           11.25%                5,695             5,695        300,000
12/31/91           18.39%               12,648            12,648        300,000
12/31/92           -5.25%               16,592            16,592        300,000
12/31/93            7.79%               23,078            23,078        300,000
12/31/94           -1.32%               27,426            27,426        300,000
12/31/95           17.30%               37,663            37,663        300,000
12/31/96            2.53%               43,265            43,265        300,000
12/31/97            2.38%               48,849            48,849        300,000
12/31/98           12.75%               60,142            60,142        300,000
12/31/99           -7.82%               59,404            59,404        300,000

The assumptions underlying these values are described in Performance Information, page 158.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.


--------------------------------------------------------------------------------
Strategic Benefit                      164

Nonsmoker Male Age 45 Preferred Risk Class                Death Benefit Option 1
Stated Death Benefit $300,000                              Annual Premium $5,750


--------------------------------------------------------------------------------




VAN ECK WORLDWIDE EMERGING MARKETS FUND
 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/96           26.82%                6,517             6,517        300,000
12/31/97          -11.61%               10,124            10,124        300,000
12/31/98          -34.15%                9,832             9,832        300,000
12/31/99          100.28%               29,634            29,634        300,000


VAN ECK WORLDWIDE REAL ESTATE FUND

 Year           Annual Total        Cash Surrender        Account        Death
Ended:            Return*               Value              Value        Benefit
12/31/98         -11.35%                 4,503             4,503        300,000
12/31/99          -2.01%                 9,282             9,282        300,000

The assumptions underlying these values are described in Performance Information, page 158.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.


--------------------------------------------------------------------------------
Strategic Benefit                      165

                                     PART II


                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                      UNDERTAKING REGARDING INDEMNIFICATION

Please refer to the Articles of Incorporation listed as Exhibits 1.A(6)(a) and 1.A(6)(b-g) and the By-Laws listed as Exhibits 1.A(6)(h) and 1.A(6)(h)(i).

Security Life of Denver's (the "corporation") Certificate of Incorporation and bylaws provide that the corporation shall have every power and duty of indemnification of directors, officers, employees and agents, without limitation, provided by the laws of the state of Colorado. Under Colorado law, the corporation has the power to indemnify such persons against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, if such person acted in good faith and in a manner which that person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions by or in the right of the corporation, such indemnification cannot be made where such person is adjudged liable to the corporation, except pursuant to a court order. The corporation is required to indemnify directors, officers, employees and agents against expense actually and reasonably incurred in connection with actions where such persons have been successful on the merits or otherwise in defense of such actions.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the securities and Exchange commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling preceding, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


  UNDERTAKING REQUIRED BY SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF
                                1940, AS AMENDED

Security Life of Denver Insurance Company represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                       Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

    The facing sheet.

    Cross-Reference table.


--------------------------------------------------------------------------------

Strategic Benefit                   II - 1

    The prospectus.

    The undertaking to file reports.

    The undertaking regarding indemnification.

    The undertaking required by Section 26(e)2(A) of the Investment Company Act of 1940, as amended.

    The signatures.

    Written consents of the following persons:
        James L. Livingston, Jr. (See Exhibit 6B).
        Ernst & Young, L.L.P. (See Exhibit 7A).
        Sutherland Asbill & Brennan LLP (See Exhibit 7B).


     The following exhibits:

1.A  (1) Resolution of the Executive Committee of the Board of Directors of
         Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant./1/

     (2) Not Applicable.

     (3) (a)  Security Life of Denver Distribution Agreement./1/
              (i) Amendment to Security Life of Denver Insurance Company Distribution Agreement./6/
              (ii) Amendment to Security Life of Denver Insurance Company Distribution Agreement./9/
         (b)  Compensation Schedule to Selling Agreement with Merrill Lynch./10/
         (c)  Commission Schedule for Policies./10/
         (d)  Commission Schedule for Policies.

     (4) Not Applicable.

     (5) (a) Strategic Benefit Variable Universal Life Insurance Policy (Form No. 2507(VUL)-5/00)./10/
         (b)  Adjustable Term Insurance Rider (Form No. R2006-3/00)./5/
         (c)  Certificate of Insurance./5/

     (6) (a) Security Life of Denver's Restated Articles of Incorporation./1/ (b-g) Amendments to Articles of Incorporation through June 12, 1987./1/
         (h)  Security Life of Denver's By-Laws./1/
              (i) Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997)./2/

     (7) Not Applicable.

     (8) (a)  Participation Agreements
              (i) Participation Agreement by and among AIM Variable Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of Underwriter of Variable Contracts and Policies./3/

--------------------------------------------------------------------------------

Strategic Benefit                   II - 2

              (ii) Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company./1/
              (iii) Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company./1/
              (iv) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company./1/
              (v) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company./1/
              (vi) Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and Security Life of Denver Insurance Company./1/
              (vii) Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company./1/
              (viii) Participation Agreement among Security Life of Denver
                     Insurance Company, The GCG Trust and Directed Services,
                     Inc.
              (ix) Fund Participation Agreement between Merrill Lynch Variable Series Funds, Inc. and Security Life of Denver Insurance Company.

         (b)  (i)    First Amendment to Fund Participation Agreement between
                     Security Life of Denver, Van Eck Investment Trust and Van
                     Eck Associates Corporation. /3/
              (ii)   Second Amendment to Fund Participation Agreement between
                     Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. /3/
              (iii)  Assignment and Modification Agreement between Neuberger &
                     Berman Advisers Management Trust, Neuberger & Berman
                     Management Incorporated, Neuberger & Berman Advisers
                     Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. /3/
              (iv)   First Amendment to Participation Agreement by and among The
                     Alger American Fund, Fred Alger Management, Inc., Security
                     Life of Denver Insurance Company./1/
              (v)    First Amendment to Participation Agreement among Variable
                     Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company./1/
              (vi)   Second Amendment to Participation Agreement among Variable
                     Insurance Products Fund, Fidelity Distributors Corporation
                     and Security Life of Denver Insurance Company./1/
              (vii)  First Amendment to Participation Agreement among Variable
                     Insurance Products Fund II, Fidelity Distributors
                     Corporation and Security Life of Denver Insurance
                     Company./1/
              (viii) Second Amendment to Participation Agreement among Variable
                     Insurance Products Fund II, Fidelity Distributors
                     Corporation and Security Life of Denver Insurance
                     Company./1/
              (ix)   First Amendment to Participation Agreement among Security
                     Life of Denver Insurance Company, INVESCO Variable
                     Investment Funds, Inc. and INVESCO Funds Group, Inc./1/
              (x)    Third Amendment to Participation Agreement among Variable
                     Insurance Products Fund, Fidelity Distributors Corporation
                     and Security Life of Denver Insurance Company./8/
              (xi)   Third Amendment to Participation Agreement among Security
                     Life of Denver Insurance Company, INVESCO Variable
                     Investment Funds, Inc. and INVESCO Funds Group, Inc./4/
              (xii)  Fourth Amendment to Participation Agreement among Variable
                     Insurance Products Fund, Fidelity Distributors Corporation
                     and Security Life of Denver Insurance Company./4/
              (xiii) Fourth Amendment to Participation Agreement among Variable
                     Insurance Products Fund II, Fidelity Distributors
                     Corporation and Security Life of Denver Insurance
                     Company./4/
              (xiv)  Amendment No. 2 to Participation Agreement among AIM
                     Variable Insurance Funds, Inc., Security Life of Denver
                     Insurance Company and ING America Equities, Inc./4/

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


              (xv) Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc./6/
              (xvi) Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc./6/
              (xvii) Fifth Amendment to Participation Agreement among Variable
                     Insurance Products Fund, Fidelity Distributors Corporation
                     and Security Life of Denver Insurance Company./6/
              (xviii)Fifth Amendment to Participation Agreement among Variable
                     Insurance Products Fund II, Fidelity Distributors
                     Corporation and Security Life of Denver Insurance
                     Company./6/
              (xix) Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc.
              (xx) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.
              (xxi) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.
              (xxii) Fifth Amendment to Participation Agreement among Security
                     Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc.

         (c)  (i)    Service Agreement between Fred Alger Management, Inc. and
                     Security Life of Denver Insurance Company./1/
              (ii)   Expense Allocation Agreement between A I M Advisors, Inc.,
                     AIM Distributors, Inc. and Security Life of Denver./9/
              (iii)  Service Agreement between INVESCO Funds Group, Inc. and
                     Security Life of Denver Insurance Company./9/
              (iv)   Service Agreement between Neuberger & Berman Management
                     Incorporated and Security Life of Denver Insurance
                     Company./9/
              (v)    Service Agreement between Fidelity Investments
                     Institutional Operations Company, Inc. and Security Life of
                     Denver Insurance Company./9/
              (vi)   Side Letter between Van Eck Worldwide Insurance Trust and
                     Security Life of Denver./9/
              (vii)  Specimen Administrative Services Agreement among Security
                     Life of Denver Insurance Company and Merrill Lynch Asset
                     Management, L.P./10/


         (9)  Not Applicable.

         (10) Specimen Guaranteed Issue Variable Life Insurance Application with Guaranteed Issue Binding Limited Life Insurance Coverage Form (Form Nos. Q2009-11/97 and Q-1112 B-6/98)./10/

2.    Included as Exhibit 1.A(5) above.

3.A   Opinion and consent of Gary W. Waggoner as to securities being registered.

4.    Not Applicable.

5.    Not Applicable.

6.A   Opinion and consent of James L. Livingston, Jr. [To be Filed by
      Amendment.]

7.A   Consent of Ernst & Young L.L.P. [To be Filed by Amendment.]
  B   Consent of Sutherland Asbill & Brennan LLP. [To be Filed by Amendment.]

8.    Not Applicable.

11.   Issuance, Transfer and Redemption Procedures Memorandum.


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Strategic Benefit                   II - 4

_______________

/1/ Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on April 27, 1998 (File No. 33-74190).

/2/ Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on October 29, 1998 (File No. 33-74190).

/3/ Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on March 2, 1998 (File No. 33-74190).

/4/ Incorporated herein by reference to the Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on May 10, 1999 (File No. 333-72753).

/5/ Incorporated herein by reference to the Initial Registration to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on November 8, 1999 (File No. 333-90577).

/6/ Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on December 3, 1999 (File No. 333-90577).

/7/ Incorporated herein by reference to the Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on February 2, 2000 (File No. 333-90577).

/8/ Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on February 29, 2000 (File No. 333-72753).

/9/ Incorporated herein by reference to the Post-Effective Amendment No. 10 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on April 23, 1999 (File No. 33-74190).

/10/ Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on March 2, 2000 (File No. 333-90577).

--------------------------------------------------------------------------------

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


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Security Life of Denver Insurance Company and the Registrant, Security Life Separate Account L1, have duly caused this Registration Statement to be signed on their behalf by the undersigned, hereunto duly authorized, and their seal to be hereunto fixed and attested, all in the City and County of Denver and the State of Colorado on the 19th day of April, 2000.


                                       SECURITY LIFE OF DENVER INSURANCE COMPANY
                                       (Depositor)



                                       BY:  /s/ Stephen M. Christopher
                                            ----------------------------------
                                            Stephen M. Christopher
                                            President



(Seal)

ATTEST:


/s/ Gary W. Waggoner
--------------------------
Gary W. Waggoner





                                   SECURITY LIFE SEPARATE ACCOUNT L1
                                   (Registrant)


                                   BY: SECURITY LIFE OF DENVER INSURANCE COMPANY (Depositor)



                                   BY:  /s/ Stephen M. Christopher
                                       ----------------------------------
                                        Stephen M. Christopher
                                        President


(Seal)

ATTEST:


/s/ Gary W. Waggoner
-------------------------
Gary W. Waggoner


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


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with Security Life of Denver Insurance Company and on the date indicated.


PRINCIPAL EXECUTIVE OFFICERS:


/s/ Stephen M. Christopher
-----------------------------------------------
Stephen M. Christopher
President, Chief Executive Officer and Director


/s/ James L. Livingston, Jr.
-----------------------------------------------
James L. Livingston, Jr.
Executive Vice President and Chief Financial Officer


PRINCIPAL ACCOUNTING OFFICER:


/s/ Shari A. Enger
-----------------------------------------------
Shari A. Enger
Vice President and Controller


DIRECTORS:


/s/ P. Randall. Lowery
-----------------------------------------------
P. Randall Lowery


/s/ Michael W. Cunningham
-----------------------------------------------
Michael W. Cunningham


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

                                  EXHIBIT INDEX


Exhibit No.      Description of Exhibit


1.A(3)(b)(i)     Compensation Schedule

1.A(3)(c)(i)     Commission Schedule

1.A(8)(a)(viii)  GCG Trust Participation Agreement

1.A(8)(a)(ix)    Merrill Lynch Participation Agreement

1.A(8)(b)(xxiii) Fidelity 7th Amendment

1.A(8)(c)(vii)   Merrill Lynch Administrative Services Agreement

1.A(8)(c)(viii)  Fidelity Service Contract

6.A              Livingston Opinion Letter

7.A              Ernst & Young Consent Letter

7.B              Sutherland Asbill & Brennan LLP Consent Letter

11.              Issuance, Transfer and Redemption Procedures Memorandum.


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